

: the network specialist


11005239



"Today, Ciena is a focused player with both global scale and industry-leading solutions that are well aligned to high-growth markets and customer network priorities."

annual report 2010

improved operating leverage

expanded geographic reach

greater investment capacity

broadened customer relationships



accelerating our growth strategy

enhanced product portfolio

expanded addressable markets and applications



Ciena is the network specialist. We collaborate with customers worldwide to unlock the strategic potential of their networks and fundamentally change the way they perform and compete. With focused innovation, Ciena brings together the reliability and capacity of optical networking with the flexibility and economics of Ethernet, unified by a software suite that delivers the industry's leading network automation.


Gary B. Smith

A LETTER FROM GARY B. SMITH, PRESIDENT & CHIEF EXECUTIVE OFFICER

Fiscal 2010 was a momentous and transformative year for our company. We laid the foundation of a solid platform for growth by taking bold, strategic steps that significantly expanded our operations and strengthened our competitive position in the marketplace. As a result, today Ciena is a focused network specialist with both global scale and industry-leading network solutions that are well aligned to high-growth markets and customer network priorities.

Our successful acquisition of Nortel's Metro Ethernet Networks (MEN) business in March 2010 enhanced our leadership and solidified our momentum in next-generation, converged optical Ethernet networking. In particular, we broadened our product portfolio to include industry-leading, high-capacity 40G and 100G coherent optical transport solutions and greatly expanded our customer relationships and geographic reach – today our 4,000+ employees serve over 1,000 customers in more than 60 countries. Our decisive action and the rapid and effective integration of our combined operations will enable us to realize the desired financial, strategic and operational benefits and, ultimately, the success of this acquisition. As a result of our thorough planning and the dedication of our employees, we've been able to navigate this period with exceptional support for our customers and minimal disruption to our operations.

The market is embracing our solutions portfolio as well as the strategic vision of the combined company. With more than $1 billion in revenue in fiscal 2010, including 40% through international sales, the global momentum in our business is evident. We have also successfully achieved initial synergies in the cost structure of the combined operations and believe we can achieve additional leverage. Complementing these financial milestones, we completed a number of critical integration activities by fiscal year end and remain on track to finalize the integration in 2011.

As we transformed our business and competitive position, we also took steps to solidify our capital structure. We successfully completed two issuances of convertible notes during fiscal 2010. As a result of these additional funds, we exited fiscal 2010 with supplemental liquidity and we lengthened our average debt maturity. Strategically, this enables us to continue to invest in and execute on our vision for the combined business, positioning us to continue to take advantage of evolving market opportunities.


#1

FIBER-BASED ETHERNET ACCESS, MARKET SHARE *

We believe we are in the early stages of a broad, multi-year cycle of network transition and optimization. The proliferation of high-bandwidth consumer and enterprise applications, including video, mobile broadband and cloud computing, continues to place unprecedented pressure on networks worldwide. We witness this in our everyday lives with our increasing reliance upon a growing set of applications and services. Just this year we saw some incredible developments:

- Global mobile data traffic grew 68% in only six months ... driven by a 98% increase in video traffic;
- Apple sold three million iPads in just 80 days;
- Facebook claimed to reach 200 million mobile members;
- NetFlix's streaming video service, within months of being introduced, was consuming an estimated 20% of total internet bandwidth during peak time in the US alone;
- Of the roughly 210 million TV sets sold worldwide, 21% had an Internet connection.


TRAFFIC GROWTH IS ACCELERATING
PETABYTE IN THOUSANDS


PETABYTE/MONTH
60
45
30
15
0
2010
2011
2012
2013
Source: Cisco

This broadening mix of high-bandwidth data and video communications services, together with growing mobility and expanding wireless applications, will require upgrades to existing network infrastructure to increase capacity, add service flexibility, and improve overall performance.

To that end, next-gen high capacity optical transport and switching as well as Carrier Ethernet-based wireless backhaul and business services have all been identified as markets targeted for greater investment by carriers in 2011 and beyond. We see strong alignment of our portfolio with these critical network priorities with a solution set that enables our customers to improve their competitive positions through the rapid, efficient and profitable delivery of new services. In 2011, we plan to exploit that strong market position, increased scale and clear technology leadership to take share. We believe we have greater opportunity to expand our product footprint within our existing customer base while winning new customers around the globe. And, our increased scale gives us the ability to more effectively support a robust yet focused portfolio as well as a larger customer base.

* Heavy Reading: 4Q 2009 through YTD 2010

18/25

SERVING 18 OF THE WORLD'S 25 LARGEST NETWORK OPERATORS, LEADING ENTERPRISES, AND GOVERNMENT AGENCIES

15%

GLOBAL LONG-HAUL AND METRO WDM SEGMENTS, MARKET SHARE **

Another industry dynamic that we believe may serve us well in 2011 is customers' growing desire to establish closer and more collaborative relationships with their technology vendors, which will drive a global change in our competitive landscape toward a smaller set of more strategic suppliers across the industry. We believe Ciena's position as the network specialist with scale resonates in such an environment, where we can partner with our customers at a deeper level than generalist network suppliers can to solve specific business challenges using tailored network technology.

In summary, we made significant progress in 2010 toward realizing our strategic vision and creating a new level of influence in the future of networking. With a leading position in the shift toward high-capacity, next-generation network architectures, we are well placed to benefit from today's market trends that are driving a new wave of high-bandwidth services. We've built tremendous momentum during 2010 in delivering the network capacity and intelligence our customers require to support those growing demands while enabling the economics that help drive profitable business models.

As we look to advance our position in 2011, particularly in our work to complete integration activities and deliver on the full value of the combined company, we will maximize our commitment to focused innovation and our dedication to cultivating strategic relationships that drive operating performance.

The milestones we have achieved in 2010 and the objectives we are focused on for 2011 ultimately come down to our global organization and the dedication of the people who execute the plan every day. Many thanks go to our customers, partners, employees, and stakeholders who have continued to support Ciena. Leveraging the foundation created in 2010, we look forward to another successful year as we enable the deployment of the next generation of networks.

Gary B. Smith
President and Chief Executive Officer

** Dell'Oro: 4Q 2009 through YTD 2010



delivering solutions in 60+ countries to more than 1,000 companies

500+
NORTH AMERICA

250+
EUROPE, MIDDLE EAST AND AFRICA

70+
CARRIBBEAN AND LATIN AMERICA

80+
ASIA-PACIFIC



UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 10-K

Annual Report
Pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended October 31, 2010

OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________ to ______________

Commission file number 0-21969

Ciena Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**23-2725311** (I.R.S. Employer Identification No.)
1201 Winterson Road, Linthicum, MD (Address of principal executive offices)	**21090-2205** (Zip Code)
(410) 865-8500 (Registrant's telephone number, including area code)	

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 par value Title of Each Class	**The NASDAQ Stock Market** Name of Each Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [X] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES [ ] NO [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.4-5 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
YES [ ] NO [X]

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was $1.4 billion based on the closing price of the Common Stock on the NASDAQ Global Select Market on May 2, 2010.

The number of shares of Registrant's Common Stock outstanding as of December 15, 2010 was 94,146,715.

Documents Incorporated by Reference

Part III of the Form 10-K incorporates by reference certain portions of the Registrant's definitive proxy statement for its 2011 Annual Meeting of Stockholders to be filed with the Commission not later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

PART I

The information in this annual report contains certain forward-looking statements, including statements related to our business prospects, the markets for our products and services, and trends in our business that involve risks and uncertainties. Our actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this annual report.

ITEM 1. BUSINESS

Overview

We are a provider of communications networking equipment, software and services that support the transport, switching, aggregation and management of voice, video and data traffic. Our Packet-Optical Transport, Packet-Optical Switching and Carrier Ethernet Service Delivery products are used, individually or as part of an integrated solution, in networks operated by communications service providers, cable operators, governments and enterprises around the globe.

We are a network specialist targeting the transition of disparate, legacy communications networks to converged, next-generation architectures, optimized to handle increased traffic volumes and deliver more efficiently a broader mix of high-bandwidth communications services. Our communications networking products, through their embedded software and our network management software suites, enable network operators to efficiently and cost-effectively deliver critical enterprise and consumer-oriented communication services. Together with our comprehensive design, implementation and support services, our networking solutions offering seeks to enable software-defined, automated networks that address the business challenges, communications infrastructure requirements and service delivery needs of our customers. Our customers face a challenging and rapidly changing environment that requires their networks be robust enough to address increasing capacity needs from a growing set of consumer and business applications, and flexible enough to quickly adapt to execute new business strategies and support the delivery of innovative, revenue-creating services. By improving network productivity and automation, reducing network costs and providing flexibility to enable differentiated service offerings, our networking solutions offering creates business and operational value for our customers.

Acquisition of Nortel Metro Ethernet Networks Business (the "MEN Acquisition")

On March 19, 2010, we completed our acquisition of substantially all of the optical networking and Carrier Ethernet assets of Nortel's Metro Ethernet Networks business (the "MEN Business"). The MEN Business that we acquired is a leading provider of next-generation, communications network products, with a significant global installed base and a strong technology heritage. The MEN Business is a leader in high-capacity 40G and 100G coherent optical transport technology that enables network operators to seamlessly upgrade their existing 2.5G and 10G networks, thereby enabling a significant increase in network capacity without the need for new fiber deployments or complex reengineering. The product and technology assets that we acquired include Nortel's:

- long-haul optical transport portfolio;
- metro optical Ethernet switching and transport solutions;
- Ethernet transport, aggregation and switching technology;
- multiservice SONET/SDH product families; and
- network management software products.

In addition to these products, we also acquired the network implementation and support service resources related to the MEN Business.

We believe that our acquisition of the MEN Business represents a transformative opportunity for Ciena. We believe that this transaction strengthens our position as a leader in next-generation, converged optical Ethernet networking and accelerates the execution of our corporate and research and development strategies. We believe that the additional geographic reach, expanded customer relationships, and broader portfolio of complementary network solutions derived from the MEN Business allow us to better compete with traditional, larger communications network equipment vendors. We also believe that our broadened product and services portfolio positions us to address a wider range of customer segments, applications and service delivery opportunities. As a result of the MEN Acquisition, we added approximately 2,000 employees, including significant additional engineering talent, which nearly doubled our head-count. We expect our increased scale will enable additional operating leverage and optimize our research and development investment toward next-generation technologies and product platforms.

See Note 2 to the Consolidated Financial Statements found under Item 8 of Part II of this annual report for additional information relating to the purchase price of the MEN Business, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of Part II of this annual report, for additional information describing the effect of this transaction on our business, results of operations and financial position.

Segment Data and Certain Financial Information

Effective upon the completion of the MEN Acquisition, we reorganized our internal organizational structure and the management of our business. See Note 20 to the Consolidated Financial Statements found under Item 8 of Part II of this annual report. We currently organize our operations into four separate operating segments: "Packet-Optical Transport," "Packet-Optical Switching," "Carrier Ethernet Service Delivery," and "Software and Services." The matters discussed in this "Business" section should be read in conjunction with the Consolidated Financial Statements found under Item 8 of Part II of this annual report, which include additional financial information about our operating segments, total assets, revenue, measures of profit and loss, and financial information about geographic areas and customers representing greater than 10% of revenue.

We generated revenue of $1,236.6 million in fiscal 2010, as compared to $652.6 million in fiscal 2009. Annual revenue growth in large part reflects the addition of the MEN Business on March 19, 2010. For more information regarding our results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of Part II of this annual report.

Corporate Information and Access to SEC Reports

We were incorporated in Delaware in November 1992, and completed our initial public offering on February 7, 1997. Our principal executive offices are located at 1201 Winterson Road, Linthicum, Maryland 21090. Our telephone number is (410) 865-8500, and our web site address is www.ciena.com. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, available free of charge on the Investor Relations page of our web site as soon as reasonably practicable after we file these reports with the Securities and Exchange Commission (SEC). We routinely post the reports above, recent news and announcements, financial results and other important information about our business on our website at www.ciena.com. Information contained on our web site is not a part of this annual report.

Industry Background

The markets in which we sell our communications networking solutions have been subject to dynamic changes in recent years, including increased competition, growth in traffic, broader service offerings, and evolving technologies, market opportunities and challenges.

Increased Capacity Requirements and Multiservice Traffic Driving Increased Transmission Speeds

Today's networks are experiencing strong traffic growth and new service demands. Increasing network capacity requirements are being driven by growing use of and reliance upon communications services by consumer and enterprise end users for a wide range of personal and business tasks, as well as the expansion of high-bandwidth, wireline and wireless service offerings.

Business customers seeking to improve automation, efficiency and productivity have become increasingly dependent upon enterprise-oriented communications and data services. Enterprises require robust networks to facilitate global expansion of operations, enable employee mobility and utilize video services. As their workforces are becoming more mobile, enterprises are driving demand for seamless access to critical business applications and data. In addition, enterprise technology trends such as IT virtualization and cloud computing are also placing new capacity and service requirements on networks. Growth in enterprise-oriented communications applications has resulted in expanded carrier-managed offerings of these and other business services. In addition, a number of large enterprises, government agencies and research and education institutions have decided to forego these traditional communications service offerings in favor of building their own, secure private networks.

At the same time, an increasing portion of network traffic is being driven by consumer-oriented applications. Growing consumer adoption of broadband technologies, including peer-to-peer Internet applications, residential video services, online gaming and music downloads, as well as expanding mobile video data services, are dramatically increasing network traffic. This multiservice traffic growth requires the transition to higher capacity networks with increased transmission speeds, often with lower latency, such as our 40G and 100G coherent optical transport technology.

Multiservice Traffic Growth Requiring Transition to Flexible Network Architectures

A broadening mix of high-bandwidth, data and video communications services, together with growing mobility and expanding wireless applications, will require upgrades to existing network infrastructure, including mobile backhaul and traditional wireline networks. The growing mix of high-bandwidth and latency-sensitive traffic, and an increased focus on controlling network costs, are driving a transition from multiple, disparate SONET/SDH-based networks to more efficient, converged, multi-purpose Ethernet/IP-based network architectures. The industry has seen network technology transitions like this in the past. These large investment cycles tend to happen over multi-year periods. For instance, from the mid 1980s to the mid 1990s, service providers focused network upgrades on the transition required to digitize voice traffic. From the mid 1990s to the mid 2000s, service providers focused network upgrades on the transition to SONET/SDH networks designed to reliably handle substantially more network traffic. We believe that the industry is currently in the early stages of network transition to multi-purpose Ethernet/IP-based network architectures that more efficiently handle a growing mix of multiservice traffic with a greater concentration of data.

We refer to our implementation of next-generation network architectures that address this transition as "converged optical Ethernet." Our converged optical Ethernet approach brings together the reliability and capacity of optical networking with the flexibility and economics of Ethernet, unified by our embedded and network management software. These attributes enable a network that is resilient, reconfigurable and automated. These network attributes are essential to support next-generation services and applications at the performance level required by end users. We see opportunities in providing a portfolio of carrier-class solutions that facilitate this transition to converged optical Ethernet networks.

Value Transition from Networks to Applications

In the past, enterprises and consumers perceived value in network connectivity. End users of networks now place a higher value on the services or applications accessed and delivered over the network. As a result, in order to compete, service providers need to create, market, and sell profitable services as opposed to simply selling connectivity. Some of the areas that service providers are pursuing to compete and drive end user value include.

- IT VIRTUALIZATION. IT Virtualization moves a physical resource from a user's desktop into the network, thereby making more efficient use of information technology resources. This approach has many appealing attributes such as lowering barriers of entry into new markets, and adding flexibility to scale certain aspects of a business faster and with less expense.
- "CLOUD" SERVICES. Cloud services are characterized by the sharing of computing, storage and network resources to improve economics through higher utilization efficiencies. IT and network service providers are centralizing these resources in order to offer usage-based and metered services that are hosted remotely across a network. Smaller enterprises and consumers can subscribe to cloud services to replace local, on-site facilities, while larger enterprises and data center operators may use private clouds to consolidate their own resources and public clouds to accommodate peak demand situations, often in combination.

- MOBILITY. The emergence of smart mobile devices that deliver integrated voice, audio, photo, video, email and mobile web capabilities, like Apple's iPhone™ and Android™-based smart phones, are rapidly changing the service type and magnitude of data traffic carried by wireless networks. The increase in availability and improved ease of use of web-based applications from mobile devices expands the reach of virtualized services beyond a wireline connection. For instance, consumer-driven video and gaming are being virtualized, allowing broad access to these applications, regardless of the device or the network used.

We believe these shifts, and end user expectations regarding quality of service for these applications, will require communications network infrastructures to be more automated, robust and flexible.

Market Conditions and Effect on Network Investment

As a result of the sustained period of economic weakness and uncertainty surrounding global macroeconomic conditions, our industry has experienced cautious capital expenditures, particularly among large service provider customers, as they have sought to conserve capital or address uncertainties or changes in their own business models brought on by broader market challenges. These dynamics have placed increased scrutiny and more rigid prioritization on network spending. Our customers seek to create and rapidly deliver new, robust service offerings and dedicated communications at increasing speeds to differentiate from competitors and grow their business. At the same time, they are increasingly seeking ways to optimize their network operating and capital costs. We believe that these dynamics will result in a shift in network spending toward high-capacity, next-generation network architectures. By utilizing scalable networks that are less complex, less expensive to operate and more adaptable, network operators can derive increased value from their network investments through the rapid, efficient and profitable delivery of new services.

Strategy

Key components of our corporate strategy are set forth below:

MAINTAIN AND EXTEND TECHNOLOGY LEADERSHIP IN CONVERGED OPTICAL ETHERNET NETWORKING TO DRIVE SALES ACROSS PRODUCT PORTFOLIO. Through continued investment and innovation, our strategy is to enhance our leading, next generation coherent transport technology for high capacity long-haul and metro networks. We intend to extend our technology leadership and leverage our market share in Packet-Optical Transport products to drive sales of our Packet-Optical Switching and Carrier Ethernet Service Delivery products. We intend to expand our data-optimized, Packet-Optical Switching solutions, specifically our ActivFlex 5400 family of Reconfigurable Switching Systems, to enable an end-to-end OTN and Ethernet-based architecture that offers better cost per bit, more flexibility, and higher reliability for network operators. We also seek to expand our Carrier Ethernet Service Delivery portfolio, including high-capacity (terabit scale) Ethernet metro aggregation switches, for mobile backhaul and business Ethernet services. An important component of our research and development strategy is to enhance our embedded and network management software. By creating a common network management software platform across our expanded product portfolio, we seek to enable service level management across network layers, rapid service provisioning, increased automation and leverage across our customer solutions.

DIVERSIFY OUR CUSTOMER SEGMENTS AND CUSTOMER APPLICATION OF OUR PRODUCTS. Historically, service providers have represented the largest portion of our revenue, with their application of our products largely supporting terrestrial, wireline networks. Part of our strategy is to seek opportunities to address new customer segments, and increase our sales to wireless providers, cable and multiservice operators, enterprises, government agencies and research and educational institutions. We are also seeking to sell our product and service solutions to support additional network applications, including in submarine networks, content delivery networks, business Ethernet services and mobile backhaul. While we seek to penetrate new customer segments and broaden the applications for which customers select our solutions, we also intend to win new service provider customers in existing markets and expand our market share in existing accounts by cross-selling our broader portfolio.

EXPAND OUR GEOGRAPHIC REACH. We seek to build upon the broader global presence of our business provided by the MEN Acquisition through expansion of our geographic reach and market share in growing markets including Brazil, the Middle East, Russia and India. We intend to penetrate new geographies through a combination of direct resources and third party channels, such as reseller, service providers and integrators, for marketing, selling and distributing our solutions. We also intend, through cross-selling and other sales initiatives, to increase sales of our Packet-Optical Switching and Carrier Ethernet Service Delivery products in international markets. We also seek to build the Ciena brand globally through additional marketing initiatives.

LEVERAGE OUR CONSULTATIVE, NETWORK SPECIALIST APPROACH. Our close relationship with customers in the design, development, implementation and support of our solutions offering is a key differentiator for our business and provides us with unique insight into their business and network needs. We believe that by offering an expanded portfolio of professional services that meets the business needs of our customers, we bring strategic value to customer relationships beyond the sale of our next-generation communications networking products. This service-oriented solutions offering allows us to work closely with customers in their design, deployment and delivery of new services. By understanding and addressing their network infrastructure needs, the competitive landscape, and the evolving and challenging markets in which our customers compete, we believe our customized solutions offering, including advanced services, creates additional business and operational value for our customers, enabling them to better compete in a challenging environment.

SUCCESSFULLY COMPLETE THE INTEGRATION OF THE MEN BUSINESS AND ACHIEVE DESIRED OPERATING LEVERAGE. We continue to make significant progress on activities relating to the integration of the MEN Business. We have completed our organizational structure, sales coverage plans and decisions regarding the rationalization of our combined product portfolio. We have also realized initial operating synergies from the combined company and are approaching an exit from the transition services currently provided by an affiliate of Nortel. We intend to devote the necessary time and resources toward the successful completion of remaining integration activities. A number of these are complex, including the rationalization of our supply chain, third party manufacturers and facilities, the complete integration of our networking equipment offering, the development of a common network management system across our expanded portfolio, and the winding down of transition services. We seek to leverage the longer-term opportunities, including improved operating efficiencies, presented by these activities.

Customers and Markets

Our customer base, and the geographic markets and customer segments into which we sell our products and services, have expanded in recent years, in part as a result of the acquisition of the MEN Business. The network infrastructure needs of our customers vary, depending upon their size, location, the nature of their end users and the applications or services that they deliver and support. We sell our product and service offerings through our direct sales force and third party channel partners to end user network operators in the following customer segments:

Communications Service Providers

Our service provider customers include regional, national and international, wireline and wireless carriers. These customers include AT&T, Bell Canada, BT, Cable & Wireless, CenturyLink, Clearwire, France Telecom, Korea Telecom, Qwest, Sprint, Tata Communications, Telefonica, Telmex, Telus, Verizon and XO Communications. Traditional telecommunications service providers are our historical customer base and continue to represent the largest contribution to our revenue. We provide service providers with products, from the network core to its edge, that address growing bandwidth demand from voice, video and data service applications. Our products enable a flexible, high-capacity, converged network that enables service providers to increase revenue through new service offerings and to reduce capital and operating network costs by aggregating multiservice traffic. Our products also enable service providers to support key applications for enterprise users, including carrier-managed services, wide area network consolidation, inter-site connectivity, storage extension, business continuity and Ethernet services.

Cable Operators

Our customers include leading cable and multiservice operators in the U.S. and internationally. These customers include Comcast, Cox, RCN, Rogers, Time Warner and Cogeco. Our cable and multiservice operator customers rely upon us for carrier-grade, optical Ethernet transport and switching products to support enterprise-oriented services. Our platforms allow cable operators to integrate voice, video and data applications over a converged infrastructure and scale their networking infrastructure to keep ahead of the bandwidth and application demands of their subscribers. Our products support key cable applications including broadcast and digital video, voice over IP, video on demand and broadband data services.

Enterprise

Our enterprise customers include large, multi-site commercial organizations, including participants in the financial, healthcare, transportation, utilities and retail industries. Our solutions enable enterprises to achieve operational improvements, increased automation and information technology cost reductions. Our products enable inter-site connectivity between data centers, sales offices, manufacturing plants, retail stores and research and development centers, using an owned or leased private fiber network or a carrier-managed service. Our products facilitate key enterprise applications including data, voice and video transport, Ethernet business services, storage extension, business continuity, online collaboration, video conferencing, cloud computing, low latency networking and wide area network (WAN) encryption. Our products also enable our enterprise customers to prevent unexpected network downtime and ensure the safety, security and availability of their data.

Government, Research and Education

Our government customers include federal and state agencies in the U.S. as well as government entities outside of the U.S. Our customers also include domestic and international research and education institutions seeking to take advantage of technology innovation, improve their information infrastructure, and facilitate increased collaboration. Our solutions feature ultra-high capacity, reconfigurability and service flexibility to meet the requirements of supercomputing systems. Our products, software and services enable these customers to improve network performance, capacity, security, reliability and flexibility. We collaborate with leading institutions to provide government and research and education communities with optimized networks that minimize cost and complexity, through initiatives that support intelligent control plane technologies, interoperability and scalability.

Products and Services

We offer a portfolio of communications networking products that form the building blocks of resilient and automated, next-generation networks. Our product portfolio consists of our Packet-Optical Transport, Packet-Optical Switching and Carrier Ethernet Service Delivery products, as well as the embedded and network management software that supports these platforms.

We have focused our product and service offerings to address the following network priorities: core and metro network modernization, managed services and enterprise applications, Carrier Ethernet-based mobile backhaul and high-capacity submarine networks. In the network's core, we deliver high-capacity transport and switching products that create an automated, dynamic optical infrastructure supporting a wide variety of network services. In the metro portion of the network, we deliver a comprehensive, converged transport and switching solution that manages circuits, wavelengths and packets. In managed services applications and enterprise networks, we enable enterprise-oriented services including storage, data connectivity, video and business Ethernet services. In mobile backhaul applications, we provide wireline and wireless carriers with the tools to migrate their networks to support mobile data applications and enable Ethernet-based backhaul. In submarine networks, we enhance existing submarine network fiber assets, increasing bandwidth capacity and enabling higher-availability services and differentiated customer-focused offerings.

Packet-Optical Transport

Our Packet-Optical Transport portfolio includes industry leading, high-capacity transport platforms such as our ActivFlex 6500 Packet-Optical Platform, which features coherent, 40G and 100G optical transport. Our Packet-Optical Transport platforms include flexible, scalable wavelength division multiplexing (WDM) solutions that enable cost-effective and efficient transport of voice, video and data related to a variety of services for core networks as well as regional and metro networks. We offer scalable Packet-Optical Transport platforms, including several chassis sizes and a comprehensive set of line cards, that can be utilized from the customer premises, where space and power are critical, to the metropolitan/regional core, where the need for high capacity and carrier-class performance are essential. By automating optical infrastructures, our Packet-Optical Transport products support the efficient delivery of a wide variety of consumer-oriented network services, as well as key managed service and enterprise applications.

Our Packet-Optical Transport family of products focuses on high-capacity optical transport and includes reconfigurable optical add-drop multiplexer (ROADM) capability. In addition to our CN 4200® FlexSelect®Advanced Services Platform (now "ActivSpan 4200") and our Corestream® Agility Optical Transport System, our Packet-Optical Transport portfolio includes the following products acquired from the MEN Business:

- Optical Multiservice Edge 6500 (now "ActivFlex 6500 Packet Optical Platform")
- Optical Multiservice Edge 6110 (now "ActivFlex 6110 Multiservice Optical Platform")
- Optical Metro 5200 (now "ActivSpan 5200")
- Common Photonic Layer (now "ActivSpan CPL")
- Optical Multiservice Edge 1000 series (OME 1000)
- Optical Metro 3500 (OM 3500)

Our Packet-Optical Transport solutions also include legacy SONET/SDH products and legacy data networking products, as well as certain enterprise-oriented transport solutions that support storage and LAN extension, interconnection of data centers, and virtual private networks.

Packet-Optical Switching

Our Packet-Optical Switching family of products provides TDM switching and packet switching capability. Our principal Packet-Optical Switching product is our CoreDirector® Multiservice Optical Switch. CoreDirector is a multiservice, multi-protocol switching system that consolidates the functionality of an add/drop multiplexer, digital cross-connect and packet aggregator, into a single, high-capacity intelligent switching system. CoreDirector's mesh capability enables more efficient and more reliable networks. In addition to its application in core networks, CoreDirector may also be used in metro networks for aggregation and forwarding of multiple services, including Ethernet/TDM Private Line, Triple Play and IP services. We are in the early stages of a technology transition within our Packet-Optical Switching platform, from our CoreDirector platform toward our ActivFlex 5400 family of Reconfigurable Switching Systems. These multi-terabit OTN and packet switching systems with integrated transport functionality can be flexibly configured to implement a broad range of network elements, including a scalable optical cross-connect, feature-rich Carrier Ethernet switch, or a fully converged packet-optical transport and switching system. These new platforms provide the capabilities and reliability of CoreDirector, while providing service providers the ability to scale to higher capacities and transition to packet-based networks.

Carrier Ethernet Service Delivery

Our Carrier Ethernet Service Delivery products have applications from the edge of metro and core networks to the customer premises. These products allow customers to utilize the automation and capacity created by our Packet-Optical Transport products in core and metro networks and deliver new, revenue-generating services to consumers and enterprises. Our Carrier Ethernet Service Delivery offering primarily consists of our ActivEdge service delivery switching products, ActivEdge service aggregation platforms and legacy broadband access products for residential services.

Our ActivEdge service delivery and aggregation switches provide True Carrier Ethernet, a more reliable and feature rich type of Ethernet that can support a wider variety of services. These products support the access and aggregation tiers of communications networks, and are typically deployed in metro and access networks. Service delivery products are often used at customer premises locations while aggregation platforms are used to combine services to improve network resource utilization. Employing sophisticated carrier Ethernet switching technology, these products deliver quality of service capabilities, virtual local area networking and switching functions, and carrier-grade operations, administration, and maintenance features. In 2010, we introduced several additions to our service delivery and aggregation offering intended to increase capacity for higher bandwidth user connections and a broader set of aggregation and switching capabilities, such as enterprise locations, backhaul from wireless cell sites, multi-tenant unit buildings and outside plant cabinets. Initial deployment of these products have principally been in support of wireless backhaul deployments, including, in large part, 4G WiMax, and business data services.

Our principal product for consumer broadband is our CNX-5 Broadband DSL System. This broadband access platform allows service providers to transition legacy voice networks to support next-generation services such as Internet-based (IP) telephony, video services and DSL, and enable cost-effective migration to higher bandwidth Ethernet network infrastructures.

Unified Software and Service Management Tools

Our Packet-Optical Transport, Packet-Optical Switching and Carrier Ethernet Service Delivery products include a shared suite of embedded operating system software and network management software tools that serve to unify our product portfolio and provide the underlying automation and management features. Our embedded software is a robust, service aware framework that improves network utilization and availability, while delivering enhanced performance monitoring and reliability. By increasing network automation, minimizing network downtime and monitoring network performance and service metrics, our embedded software and network management software tools enable customers to improve cost effectiveness, while increasing the performance and functionality of their network operations. To consolidate our software offerings, we have introduced the Ciena One software suite. This suite will be the framework for harmonizing the embedded software and the network management software from the pre-acquisition Ciena portfolio and the MEN portfolio.

ON-Center® Network & Service Management Suite, our pre-acquisition Ciena integrated network and service management software, is designed to simplify network management and operation across our portfolio. ON-Center can track individual services across multiple product suites, facilitating planned network maintenance, outage detection and identification of customers or services affected by network troubles. The MEN Acquisition added network and service management products, such as OMEA and Preside, which are specific to the products of the MEN Business and are included in our combined product portfolio.

Consulting and Support Services

To complement our product portfolio, we offer a broad range of consulting and support services that help our customers design, deploy and operationalize their communications services. We provide these services through our internal resources as well as through qualified, third party service partners. Our services and support portfolio includes the following offerings:

- Network analysis, planning and design;
- Network optimization and tuning;
- Project management, including staging, site preparation and installation activities;
- Deployment services, including turnkey installation and turn-up and test services; and
- Maintenance and support services, including:
  - helpdesk, technical assistance and training,
  - spares and logistics management,
  - engineering dispatch and on-site professional services,
  - equipment repair and replacement, and
  - software maintenance and updates.

We believe that our broad service set of service offerings is an important component of our network specialist approach and a significant differentiator with customers. We believe that our services offering enables a solutions-oriented approach to network challenges that builds value in a customer relationship that extends beyond our product and software offering. We believe that customers will continue to place significant value on these types of strategic engagements and assess vendors on their capability to partner with them effectively in these areas.

Product Development

Our industry is subject to rapid technological developments, evolving standards and protocols, and shifts in customer demand. To remain competitive, we must continually enhance existing product platforms by adding new features and functionality and introducing new product platforms that address multiservice traffic growth, enable new service offerings and facilitate the transition to converged optical Ethernet networking. Within our global products group, we maintain a team of skilled engineers with extensive experience in the areas of photonics, packet and circuit switching, network system design, embedded operating system and network management software. Through our acquisition of the MEN Business, we attained leading 40G and 100G transport technologies and added significant engineering talent and considerable investment scale to our research and development activities. Our current development investments are focused upon:

- Extending our Packet-Optical Transport leadership in 40G and 100G long haul transport through development of our coherent transmission technology;
- Enhancing our data-optimized, Packet-Optical Switching solutions and the evolution from our CoreDirector family to our ActivFlex 5400 family of Reconfigurable Switching Solutions;
- Expanding our Carrier Ethernet Service Delivery portfolio, including high-capacity Ethernet metro aggregation switches for mobile backhaul and business Ethernet services; and
- Interoperability and creating a common network management software platform across our expanded product portfolio and enabling service level management across network layers.

Product development initiatives also include significant design and development work intended to enable cost reductions relating to the manufacture of our products.

Our product development investments are driven by market demand and technological innovation, involving close collaboration among our product development, marketing and global field organizations, and input from customers. In some cases, we work with third parties pursuant to technology licenses, OEM arrangements and other strategic technology relationships or investments, to develop new components or products, modify existing platforms or offer complementary technology to our customers. In addition, we participate in industry and standards organizations, where appropriate, and incorporate information from these affiliations throughout the product development process.

We regularly review our existing product offerings and prospective development projects to determine their fit within our portfolio and broader corporate strategy. We assess the market demand, technology evolution, prospective return on investment and growth opportunities, as well as the costs and resources necessary to develop and support these products. In recent years, our strategy has been to pursue technology and product convergence that allows us to consolidate multiple technologies and functionalities on a single platform, or to control and manage multiple elements throughout the network from a uniform management system, ultimately creating more robust and cost-effective network tools. We have also shifted our strategic development approach from delivering point products to comprehensive networking equipment, software and service solutions that address the current and future business needs of our customers.

Our research and development expense was $175.0 million, $190.3 million and $327.6 million, for fiscal 2008, 2009 and 2010, respectively. The increased expense in 2010 was driven primarily by the MEN Acquisition, including the related additions to our product portfolio, expanded development initiatives and increased engineering headcount and overhead. For more information regarding our research and development expense, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of Part II of this report.

Sales and Marketing

We sell our communications networking products and services through our direct sales resources as well as through channel relationships. In addition to securing new customers, our sales strategy has focused on building long-term relationships with existing customers that allow us to leverage our incumbency by extending existing platforms and cross-selling additional products that help customers address multiservice traffic growth and facilitate new service offerings.

Within our global field operations team, we maintain a direct sales presence that is organized geographically around the following markets: (i) U.S. and Canada; (ii) Caribbean and Latin America; (iii) Europe, Middle East and Africa; and (iv) Asia-Pacific. These regions include sales personnel that focus on one or more of the following customer segments: communications service providers including wireless providers, cable and multiservice operators, enterprise customers and government, research and education. Within each geographic area, we maintain regional, country and/or customer-specific teams, including account salespersons, systems engineers and strategic marketing, services and commercial management personnel, who ensure we operate closely with and provide a high level of support to our customers.

We also maintain a global channel program that works with resellers, systems integrators, service providers, and other third party distributors to market and sell our products and services. Our third party channel sales and other distribution arrangements enable us to leverage our direct sales resources and reach additional geographic regions and customer segments. These relationships also enable us to sell our products as a complement to a broader offering of other vendors or integrators, or in support of a service provider's carrier managed service offering. Our use of channel partners has been a key component in our sales to government, research and education and enterprise customers. We believe our channel strategy affords us expanded market opportunities and reduces the financial risk of entering new markets and pursuing new customer segments.

To support our sales efforts, we engage in marketing activities intended to position and promote both our brand and our product, software and service offerings. Our marketing team supports sales efforts through direct customer interaction, industry events, public relations, social media, general business publications, tradeshows, our website and other marketing channels for our customers and channel partners.

Manufacturing, Operations and Supply Chain Management

Our operations personnel manage our relationships with our third party manufacturers and manage our supply chain. In addition, this team also addresses component procurement and sourcing, product testing and quality, and logistics relating to our sales, maintenance and professional services, and distribution efforts.

We utilize a global sourcing strategy that emphasizes procurement of materials in lower cost regions. We rely upon third party manufacturers, with facilities in Canada, China, Mexico, Thailand and the United States, to perform nearly all of the manufacturing of our products. This activity can include design and prototype development, full production, final assembly, testing and shipment. We utilize a direct order fulfillment model for certain products, which allows us to rely on our third party manufacturers to perform final system integration and testing prior to shipment of products directly from their facilities to our customers. For certain product lines, we continue to perform a portion of the module assembly, final system integration and testing internally. We believe that our sourcing and manufacturing strategy allows us to conserve capital, lower costs of product sales, adjust quickly to changes in market demand, and operate without dedicating significant resources to manufacturing-related plant and equipment. The integration of manufacturing, operations and supply chain activities resulting from our acquisition of the MEN Business, while complex and potentially disruptive, presents longer-term opportunities to further reduce the cost to manufacture our products, including through higher purchasing volumes and consolidation of manufacturers, suppliers, warehousing and distribution centers and service logistics partners.

Our manufacturers procure components necessary for assembly and manufacture of our products based on our specifications, approved vendor lists, bill of materials and testing and quality standards. Our manufacturers' activity is based on rolling forecasts that we provide to them to estimate demand for our products. This build-to-forecast purchase model exposes us to the risk that our customers will not order those products for which we have forecast sales, or will purchase less than we have forecast. As a result, we may incur carrying charges or obsolete material charges for components purchased by our manufacturers. We work closely with our manufacturers to manage material, quality, cost and delivery times, and we continually evaluate their services to ensure performance on a reliable and cost-effective basis.

Shortages in product components have occurred in the past and remain possible. Our products include some components that are proprietary in nature and only available from one or a small number of suppliers. In addition, some of our application-specific integrated circuits (ASICs) are manufactured by sole or limited sources that are responsible for production. Significant time would be required to establish relationships with alternate suppliers or providers of critical components. We do not have long-term contracts with any supplier or manufacturer that guarantees supply of components or manufacturing services. If component supplies become limited, production at a manufacturer is disrupted, or if we experience difficulty in our relationship with a key supplier or manufacturer, we may encounter manufacturing delays that could adversely affect our business.

Backlog

Generally, we make sales pursuant to purchase orders issued under framework agreements that govern the general commercial terms and conditions of the sale of our products and services. These agreements do not obligate customers to purchase any minimum or guaranteed order quantities. At any given time, we have orders for products that have not been shipped and for services that have not yet been performed. We also have accepted orders relating to products that have been delivered and services that have been performed that are awaiting customer acceptance under the applicable purchase terms. We consider both of these situations in our calculation of backlog. Generally, our customers may cancel or change their orders with limited advance notice, or they may decide not to accept these products and services. As a result, backlog should not be viewed as an accurate indicator of future revenue in any particular period. In particular, the completion of the MEN Acquisition during fiscal 2010 makes the period to period comparisons below less meaningful. As of October 31, 2009 and 2010, our backlog was approximately $291.0 million and $591.0 million, respectively. Backlog includes product and service orders from commercial and government customers combined. Backlog at October 31, 2010 includes approximately $56.0 million primarily related to orders for maintenance and support services that we do not reasonably expect to be filled within the next fiscal year. Our presentation of backlog may not be comparable with figures presented by other companies in our industry.

Seasonality

Like other companies in our industry, we have experienced quarterly fluctuations in customer activity due to seasonal considerations. As a result, we have experienced reductions in customer order volume for product sales toward the end of calendar year and again early in the calendar year as annual capital budgets of some of our customers are finalized. Conversely, we may experience increased services order flow late in the calendar year as maintenance service terms are renewed. We have also experienced reductions in order volume, particularly in Europe, during the late summer months. As a result of these seasonal effects, we have experienced reduced order activity during our fiscal first quarter, which ends on January 31 of each year, and our fiscal third quarter, which ends on July 31 of each year. These seasonal effects do not apply consistently and do not always correlate to our financial results. Accordingly, they should not be considered a reliable indicator of our future revenue or results of operations.

Competition

Competition among communications networking solution vendors is intense. In addition to the effect of broader market conditions, the level of competition we experience has intensified, in part, due to our increased market share, technology leadership and global presence resulting from the MEN Acquisition. Competition has also intensified as we and our competitors more aggressively seek to secure market share, particularly in connection with new network build opportunities, and displace incumbent vendors at large carrier customers.

The markets for our products and services are characterized by rapidly advancing and converging technologies. Competition in these markets is based on any one or a combination of the following factors:

- product functionality, speed, capacity and performance;
- price;
- incumbency and existing business relationships;
- product development plans and the ability of products and services to meet customers' immediate and future network requirements;
- capacity, flexibility, speed and scalability of products;

- manufacturing and lead-time capability; and
- installation, services and support capability.

Competition for sales of communications networking solutions is dominated by a small number of very large, multinational companies. Our competitors have included Alcatel-Lucent, Cisco, Ericsson, Fujitsu, Huawei, Nokia Siemens Networks and Tellabs. Many of these competitors have substantially greater financial, operational and marketing resources than Ciena and have significantly broader product offerings. Many of our competitors also have more extensive customer bases and well-established relationships with large service providers. In recent years, mergers among some of our larger competitors have intensified these advantages. Our industry has also experienced increased competition from larger, low-cost producers in China, who are attempting to penetrate U.S. markets.

We also compete with several smaller, but established, companies that offer one or more products that compete directly or indirectly with our offerings or whose products address specific niches within the markets and customer segments we address. These competitors include ADVA and Infinera. In addition, there are a variety of earlier-stage companies with products targeted at specific segments of the communications networking market. These competitors often employ aggressive competitive and business tactics as they seek to gain entry to certain customers or markets. Due to these practices and the narrower focus of their development efforts, these competitors may be able to develop and introduce products more quickly, or offer commercial terms that are more attractive to customers.

Increased competition could result in pricing pressure, reduced demand, lower gross margins, and loss of market share that could harm our business and results of operations.

Patents, Trademarks and Other Intellectual Property Rights

The success of our business and technology leadership are significantly dependent upon our proprietary and internally developed technology. We rely upon patents, copyrights, trademarks, and trade secret laws to establish and maintain proprietary rights in our technology. We regularly file applications for patents and trademarks and have a significant number of patents and trademarks in the United States and other countries where we do business. As of December 1, 2010, we had received 1,244 U.S. patents and had pending 305 U.S. patent applications. We also have over 400 non-U.S. patents.

We also rely on non-disclosure agreements and other contracts and policies regarding confidentiality, with employees, contractors and customers to establish proprietary rights and protect trade secrets and confidential information. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements with us. These agreements acknowledge our ownership of intellectual property developed by the individual during the course of his or her work with us. The agreements also require that these persons maintain the confidentiality of all proprietary information disclosed to them.

Enforcing proprietary rights, especially patents, can be costly and uncertain. Moreover, monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps that we are taking will detect or prevent unauthorized use. In recent years, we have filed suit to enforce our intellectual property rights and have been subject to several claims related to patent infringement. Third party infringement assertions could cause us to incur substantial costs. If we are not successful in defending these claims, we could be required to enter into a license agreement requiring ongoing royalty payments, we may be required to redesign our products, or we may be prohibited from selling any infringing technology.

Our operating system, element and network management software and other products incorporate software and components under licenses from third parties. We may be required to license additional technology from third parties in order to develop new products or product enhancements. Failure to obtain or maintain such licenses or other rights could affect our development efforts, require us to re-engineer our products or obtain alternate technologies, which could harm our business, financial condition and operating results.

Among the patent and other third party intellectual property licenses to which we are a party, in connection with the MEN Acquisition, we obtained a non-exclusive license to use patents and other intellectual property controlled or exclusively owned by Nortel in connection with our manufacture, sale and support of a broad range of optical networking and Carrier Ethernet products and services and natural evolutions of such products and services. This license also provides us with an exclusive license to use a narrower set of patents and other intellectual property owned by Nortel in connection with Ciena's manufacture, sale and support of optical networking and Carrier Ethernet products and services within a narrower field of use and subject to certain limitations. As part of this license, we granted Nortel a non-exclusive license to use the patents and other intellectual property (except trademarks) that we acquired as part of the MEN Business in connection with the manufacture and sale of products and services in the fields of Nortel's other businesses (including those businesses sold and to be sold to other parties) and natural evolutions of such fields.

Environmental Matters

Our business and operations are subject to environmental laws in various jurisdictions around the world, including the Waste Electrical and Electronic Equipment (WEEE) and Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) regulations adopted by the European Union. We seek to operate our business in compliance with such laws relating to the materials and content of our products and product takeback and recycling. Environmental regulation is increasing, particularly outside of the United States, and we expect that our domestic and international operations may be subject to additional environmental compliance requirements, which could expose us to additional costs. To date, our compliance costs relating to environmental regulations have not resulted in a material cost or effect on our business, results of operations or financial condition.

Employees

As of October 31, 2010, we had 4,201 employees. We have not experienced any work stoppages and we consider the relationships with our employees to be good. Competition to attract and retain highly skilled technical, engineering and other personnel with experience in our industry is intense. We believe that our future success depends in critical part on our continued ability to recruit, motivate and retain such qualified personnel. None of our employees is bound by an employment agreement.

Directors and Executive Officers

The table below sets forth certain information concerning our directors and executive officers:

NAME	AGE	POSITION
Patrick H. Nettles, Ph.D.	67	Executive Chairman of the Board of Directors
Gary B. Smith	50	President, Chief Executive Officer and Director
Stephen B. Alexander	51	Senior Vice President, Chief Technology Officer
Michael G. Aquino	54	Senior Vice President, Global Field Operations
James A. Frodsham	44	Senior Vice President, Chief Strategy Officer
Philippe Morin	45	Senior Vice President, Global Products Group
James E. Moylan, Jr.	59	Senior Vice President, Finance and Chief Financial Officer
Andrew C. Petrik	47	Vice President and Controller
David M. Rothenstein	42	Senior Vice President, General Counsel and Secretary
Stephen P. Bradley, Ph.D.(2)(3)	69	Director
Harvey B. Cash(1)(3)	72	Director
Bruce L. Claflin(1)(2)	59	Director
Lawton W. Fitt(2)	57	Director
Judith M. O'Brien(1)(3)	60	Director
Michael J. Rowny(2)	60	Director
Patrick T. Gallagher(2)	55	Director

(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Governance and Nominations Committee

Our Directors hold staggered terms of office, expiring as follows: Ms. O'Brien and Messrs. Cash and Smith in 2011; Messrs. Bradley, Claflin and Gallagher in 2012; and Ms. Fitt, Dr. Nettles and Mr. Rowny in 2013.

PATRICK H. NETTLES, PH.D. has served as a Director of Ciena since April 1994 and as Executive Chairman of the Board of Directors since May 2001. From October 2000 to May 2001, Dr. Nettles was Chairman of the Board and Chief Executive Officer of Ciena, and he was President and Chief Executive Officer from April 1994 to October 2000. Dr. Nettles serves as a Trustee for the California Institute of Technology and serves on the board of directors of Axcelis Technologies, Inc. and The Progressive Corporation. Dr. Nettles also serves on the board of directors of Optiwind Corp, a privately held company.

GARY B. SMITH joined Ciena in 1997 and has served as President and Chief Executive Officer since May 2001. Mr. Smith has served on Ciena's Board of Directors since October 2000. Prior to his current role, his positions with Ciena included Chief Operating Officer, and Senior Vice President, Worldwide Sales. Mr. Smith previously served as Vice President of Sales and Marketing for INTELSAT and Cray Communications, Inc. Mr. Smith also serves on the board of directors for CommVault Systems, Inc. Mr. Smith is a member of the President's National Security Telecommunications Advisory Committee, the Global Information Infrastructure Commission and the Center for Corporate Innovation (CCI).

STEPHEN B. ALEXANDER joined Ciena in 1994 and has served as Chief Technology Officer since September 1998 and as a Senior Vice President since January 2000. Mr. Alexander has previously served as General Manager of Products & Technology and General Manager of Transport and Switching and Data Networking.

MICHAEL G. AQUINO joined Ciena in June 2002 and has served as Ciena's Senior Vice President, Global Field Operations since October 2008. Mr. Aquino served as Senior Vice President of Worldwide Sales from April 2006 to October 2008. Mr. Aquino previously held positions as Ciena's Vice President of Americas, with responsibility for sales activities in the region, and Vice President of Government Solutions, where he focused on supporting Ciena's relationships with the U.S. and Canadian government.

JAMES FRODSHAM joined Ciena in May 2004 and has served as Senior Vice President and Chief Strategy Officer since March 2010 with responsibility for our strategic planning and corporate development activities. In August 2010, Mr. Frodsham also assumed responsibility for our ongoing integration of the MEN Business. Mr. Frodsham previously served as Senior Vice President, General Manager of Ciena's former Broadband Access Group from October 2004 to October 2005 and Metro and Enterprise Solutions Group from May 2004 to October 2004. From August 2000 to January 2003, Mr. Frodsham served as chief operating officer of Innovance Networks, an optical networking company. On December 23, 2003, Innovance filed a Notice of Intent to make a proposal pursuant to Part III of the Bankruptcy and Insolvency Act (Canada). Prior to that, Mr. Frodsham was employed for more than ten years in senior level positions with Nortel Networks in product development and marketing strategy, lastly as Vice President, Product Line Marketing, Optical Networking Group, from December 1998 to June 2000. Mr. Frodsham serves on the board of directors of Innovance Networks.

PHILIPPE MORIN joined Ciena in March 2010 in connection with Ciena's acquisition of Nortel's MEN Business and has served as Senior Vice President, Global Products Group since that time. In this capacity, Mr. Morin oversees our engineering, supply chain, product line management, quality/customer advocacy, product marketing and solutions organizations on a global basis. Mr. Morin previously served as President of Nortel's MEN Business from May 2006 until Ciena's completion of the MEN Acquisition in March 2010. In January 2009, Nortel Networks Corporation and certain of its subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code. From January 2003 to May 2006, Mr. Morin held the position of Nortel's General Manager of Optical Networks. Mr. Morin previously held other positions at Nortel in manufacturing, marketing, sales and product management both in North America and Europe.

JAMES E. MOYLAN, JR. has served as Senior Vice President, Finance and Chief Financial Officer since December 2007. From June 2006 to December 2007, Mr. Moylan served as Executive Vice President and Chief Financial Officer of Swett & Crawford, a wholesale insurance broker. From March 2004 to February 2006, Mr. Moylan served as Executive Vice

President and Chief Financial Officer of PRG-Shultz International, Inc., a publicly held recovery audit and business services firm. From June 2002 to April 2003, Mr. Moylan served as Executive Vice President in charge of Composite Panels Distribution and Administration for Georgia-Pacific Corporation's building products business. From November 1999 to May 2002, Mr. Moylan served as Senior Vice President and Chief Financial Officer of SCI Systems, Inc., an electronics contract manufacturing company.

ANDREW C. PETRIK joined Ciena in 1996 and has served as Vice President, Controller since August 1997 and served as Treasurer from August 1997 to October 2008.

DAVID M. ROTHENSTEIN joined Ciena in January 2001 and has served as Senior Vice President, General Counsel and Secretary since November 2008. Mr. Rothenstein served as Vice President and Associate General Counsel from July 2004 to October 2008 and previously as Assistant General Counsel.

STEPHEN P. BRADLEY, PH.D. has served as a Director of Ciena since April 1998. Professor Bradley is the Baker Foundation Professor and William Ziegler Professor of Business Administration Emeritus at the Harvard Business School. A member of the Harvard faculty since 1968, Professor Bradley is also Chairman of Harvard's Executive Program in Competition and Strategy: Building and Sustaining Competitive Advantage. Professor Bradley serves on the board of directors of Transatlantic Reinsurance Holdings and the Risk Management Foundation of the Harvard Medical Institutions.

HARVEY B. CASH has served as a Director of Ciena since April 1994. Mr. Cash is a general partner of InterWest Partners, a venture capital firm in Menlo Park, California, which he joined in 1985. Mr. Cash serves on the board of directors of First Acceptance Corp., Silicon Laboratories, Inc. and Argonaut Group, Inc.

BRUCE L. CLAFLIN has served as a Director of Ciena since August 2006. Mr. Claflin served as President and Chief Executive Officer of 3Com Corporation from January 2001 until his retirement in February 2006. Mr. Claflin joined 3Com as President and Chief Operating Officer in August 1998. Prior to 3Com, Mr. Claflin served as Senior Vice President and General Manager, Sales and Marketing, for Digital Equipment Corporation. Mr. Claflin also worked for 22 years at IBM, where he held various sales, marketing and management positions, including general manager of IBM PC Company's worldwide research and development, product and brand management, as well as president of IBM PC Company Americas. Mr. Claflin also serves on the board of directors of Advanced Micro Devices (AMD) where he is currently Chairman of the Board.

LAWTON W. FITT has served as a Director of Ciena since November 2000. From October 2002 to March 2005, Ms. Fitt served as Director of the Royal Academy of Arts in London. From 1979 to October 2002, Ms. Fitt was an investment banker with Goldman Sachs & Co., where she was a partner from 1994 to October 2002, and a managing director from 1996 to October 2002. In addition to her service as a director of non-profit organizations, Ms. Fitt serves on the board of directors of Thomson Reuters and The Progressive Corporation,

JUDITH M. O'BRIEN has served as a Director of Ciena since July 2000. Since November 2006, Ms. O'Brien has served as Executive Vice President and General Counsel of Obopay, Inc., a provider of mobile payment services. From February 2001 until October 2006, Ms. O'Brien served as a Managing Director at Incubic Venture Fund, a venture capital firm. Ms. O'Brien was a lawyer with Wilson Sonsini Goodrich & Rosati, where, from February 1984 to February 2001, she was a partner specializing in corporate finance, mergers and acquisitions and general corporate matters.

MICHAEL J. ROWNY has served as a Director of Ciena since August 2004. Mr. Rowny has been Chairman of Rowny Capital, a private equity firm, since 1999. From 1994 to 1999, and previously from 1983 to 1986, Mr. Rowny was with MCI Communications in positions including President and Chief Executive Officer of MCI's International Ventures, Alliances and Correspondent group, acting Chief Financial Officer, Senior Vice President of Finance, and Treasurer. Mr. Rowny's career in business and government has also included positions as Chairman and Chief Executive Officer of the Ransohoff Company, Chief Executive Officer of Hermitage Holding Company, Executive Vice President and Chief Financial Officer of ICF Kaiser International, Inc., Vice President of the Bendix Corporation, and Deputy Staff Director of the White House. Mr. Rowny also serves on the board of directors of Neustar, Inc.

PATRICK T. GALLAGHER has served as a Director of Ciena since May 2009. Mr. Gallagher currently serves as Chairman of Ubiquisys Ltd., a leading developer and supplier of femtocells for the global 3G mobile wireless market. From January 2008 until February 2009, Mr. Gallagher was Chairman of Macro 4 plc, a global software solutions company, and from May 2006 until March 2008, served as Vice Chairman of Golden Telecom Inc., a leading facilities-based provider of integrated communications in Russia and the CIS. From 2003 until 2006, Mr. Gallagher was Executive Vice Chairman and served as Chief Executive Officer of FLAG Telecom Group and, prior to that role, held various senior management positions at British Telecom. Mr. Gallagher also serves on the board of directors of Harmonic Inc. and Sollers JSC.

ITEM 1A. RISK FACTORS

Risks relating to our acquisition of the MEN Business

During the second quarter of fiscal 2010, we completed our acquisition of the MEN Business. Business combinations of the scale and complexity of this transaction involve a high degree of risk. You should consider the following risk factors before investing in our securities.

We may fail to realize the anticipated benefits and operating synergies expected from the MEN Acquisition, which could adversely affect our operating results and the market price of our common stock.

The success of the MEN Acquisition will depend, in significant part, on our ability to successfully integrate the acquired business, grow the combined business's revenue and realize the anticipated strategic benefits and operating synergies from the combination. We believe that the addition of the MEN Business will accelerate the execution of our corporate and product development strategy, enable us to compete with larger equipment providers and provide opportunities to optimize our product development investment. Achieving these goals requires growth of the revenue of the MEN Business and realization of the targeted sales synergies from our combined customer bases and solutions offerings. This growth and the anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than we expect. Actual operating, technological, strategic and sales synergies, if achieved at all, may be less significant than we expect or may take longer to achieve than anticipated. If we are not able to achieve these objectives and realize the anticipated benefits and operating synergies of the MEN Acquisition within a reasonable time, our results of operations and the value of Ciena's common stock may be adversely affected.

The MEN Acquisition will result in significant integration costs and any material delays or unanticipated additional expense may harm our business and results of operations.

The complexity and magnitude of the integration effort associated with the MEN Acquisition are significant and require that Ciena fund significant capital and operating expense to support the integration of the combined operations. As of October 31, 2010, we have incurred $101.4 million in transaction, consulting and third party service fees, $8.5 million in severance expense, and an additional $12.4 million, primarily related to purchases of capitalized information technology equipment. We anticipate that we may incur approximately $58.0 million in additional integration costs during fiscal 2011. We have incurred and expect to continue to incur additional operating expense as we build up internal resources, including headcount, facilities and information systems, or engage third party providers, while we simultaneously continue to rely upon and transition away from critical transition support services provided by an affiliate of Nortel during a transition period. In addition to these transition costs, we have incurred and expect to continue to incur increased expense relating to, among other things, restructuring and increased amortization of intangibles and inventory obsolescence charges. Any material delays, difficulties or unanticipated additional expense associated with integration activities may harm our business and results of operations.

The integration of the MEN Business is a complex undertaking, involving a number of operational risks, and disruptions or delays could significantly harm our business and results of operations.

Because of the structure of the MEN Acquisition as an asset carve out from Nortel, in a number of areas we did not acquire back-office systems and processes that support the operation of the business. The MEN Acquisition therefore requires that we build new organizations, grow Ciena's existing infrastructure, or retain third party services to ensure business continuity and to support and scale our business. As noted below, we are currently relying upon an affiliate of Nortel to provide critical business support services for a transition period and will ultimately have to transfer these activities to internal or other third party resources. As a result, integrating the operations of the MEN Business will be extremely complex and we could encounter material disruptions, delays or unanticipated costs. Successful integration involves numerous risks, including:

- assimilating product offerings and sales and marketing operations;
- coordinating and implementing a combined research and development strategy;
- retaining and attracting customers following a period of significant uncertainty associated with the acquired business;
- diversion of management attention from business and operational matters;
- identifying and retaining key personnel;
- maintaining and transitioning relationships with key vendors, including component providers, manufacturers and service providers;
- integrating accounting, information technology, enterprise management and administrative systems which may be difficult or costly;
- making significant cash expenditures that may be required to retain personnel or eliminate unnecessary resources;
- managing tax costs or liabilities for acquired or acquiring corporate entities;
- coordinating a broader and more geographically dispersed organization;
- maintaining uniform standards, procedures and policies to ensure efficient and compliant administration of the organization; and
- making any necessary modifications to internal control to comply with the Sarbanes-Oxley Act of 2002 and related rules and regulations.

Disruptions or delays associated with these and other risks encountered in the integration process could have a material adverse effect on our business and results of operations.

We are relying on an affiliate of Nortel for the performance of certain critical business support services during a transition period following the closing of the MEN Acquisition and there can be no assurance that such services will be performed timely and effectively.

We currently rely upon an affiliate of Nortel for certain key business support services related to the operation and continuity of the MEN Business. These services will be transferred to and taken over by our organization over time as we build up the capability and to do so. These services include key finance and accounting functions, supply chain and logistics management, maintenance and product support services, order management and fulfillment, trade compliance, and information technology services. Ciena's administration and oversight of these transition services is complex, requires significant resources and presents issues related to the segregation of duties and information among the purchasers. These transition services are costly and we could incur approximately $94.0 million per year, if all of the transition services are used for a full year. Relying upon the transition services provider to perform critical operations and services raises a number of significant business and operational risks. The transition service provider also performs services on behalf of other purchasers of the businesses that Nortel has recently divested. There is no assurance the provider will serve as an effective support partner for all of the Nortel purchasers and we face risks associated with the provider's ability to retain experienced and knowledgeable personnel, particularly as Ciena and other purchasers wind down support services. Ciena expects to exit critical transition services during the second quarter of fiscal 2011. The wind down and transfer to Ciena or other third parties of these critical services is a complex undertaking and may be disruptive to our business and operations. Significant disruption in business support services, the transfer of these activities to Ciena or unanticipated costs related to such services could adversely affect our business and results of operations.

The MEN Acquisition may expose us to significant unanticipated liabilities that could adversely affect our business and results of operations.

Our purchase of the MEN Business may expose us to significant unanticipated liabilities relating to the operation of the Nortel business. These liabilities could include employment, retirement or severance-related obligations under applicable law or other benefits arrangements, legal claims, warranty or similar liabilities to customers, and claims by or amounts owed to vendors, including as a result of any contracts assigned to Ciena. We may also incur liabilities or claims associated with our acquisition or licensing of Nortel's technology and intellectual property including claims of infringement. Particularly in international jurisdictions, our acquisition of the MEN Business, or our decision to independently enter new international markets where Nortel previously conducted business, could also expose us to tax liabilities and other amounts owed by Nortel. The incurrence of such unforeseen or unanticipated liabilities, should they be significant, could have a material adverse affect on our business, results of operations and financial condition.

The MEN Acquisition may cause dilution to our earnings per share, which may harm the market price of our common stock.

A number of factors, including lower than anticipated revenue and gross margin of the MEN Business, or fewer operating synergies of the combined operations, could cause dilution to our earnings per share or decrease or delay any accretive effect of the MEN Acquisition. We could also encounter unanticipated or additional integration-related costs or fail to realize all of the benefits of the MEN Acquisition that underlie our financial model and expectations for future growth and profitability. These and other factors could cause dilution to our earnings per share or decrease or delay the expected financial benefits of the MEN Acquisition and cause a decrease in the price of our common stock.

The complexity of the integration and transition associated with the MEN Acquisition, together with Ciena's increased scale and global presence, may affect our internal control over financial reporting and our ability to effectively and timely report our financial results.

We currently rely upon a combination of Ciena information systems and critical transition services provided by an affiliate of Nortel to accurately and effectively compile and report our financial results. The additional scale of our operations, together with the complexity of the integration effort, including changes to or implementation of critical information technology systems and reliance upon third party transition services, may adversely affect our ability to report our financial results on a timely basis. In addition, we have had to train new employees and third party providers, and assume operations in jurisdictions where we have not previously had operations. We expect that the MEN Acquisition may necessitate significant modifications to our internal control systems, processes and information systems, both on a transition basis, and over the longer-term as we fully integrate the combined company. Due to the complexity of the MEN Acquisition, we cannot be certain that changes to our internal control over financial reporting during fiscal 2011 will be effective for any period, or on an ongoing basis. If we are unable to accurately and timely report our financial results, or are unable to assert that our internal controls over financial reporting are effective, our business and market perception of our financial condition may be harmed and the trading price of our stock may be adversely affected.

Risks related to our business and operations

Investing in our securities involves a high degree of risk. In addition to the other information contained in this report, you should consider the following risk factors before investing in our securities.

Our business and operating results could be adversely affected by unfavorable macroeconomic and market conditions and reductions in the level of capital expenditure by our largest customers in response to these conditions.

Broad macroeconomic weakness has previously resulted in sustained periods of decreased demand for our products and services that have adversely affected our operating results. In response to these conditions, many of our customers significantly reduced their network infrastructure expenditures as they sought to conserve capital, reduce debt or address uncertainties or changes in their own business models brought on by broader market challenges. We continue to experience cautious spending among our customers as a result of the recent period of economic weakness and remain uncertain as to how long these macroeconomic and industry conditions will continue, the pace of recovery, and the magnitude of the effect of these market conditions on our business and results of operations. Continued or increased challenging economic and market conditions could result in:

- difficulty forecasting, budgeting and planning due to limited visibility into the spending plans of current or prospective customers;
- increased competition for fewer network projects and sales opportunities;
- increased pricing pressure that may adversely affect revenue and gross margin;
- higher overhead costs as a percentage of revenue;
- increased risk of charges relating to excess and obsolete inventories and the write off of other intangible assets; and
- customer financial difficulty and increased difficulty in collecting accounts receivable.

Our business and operating results could be materially affected by periods of unfavorable macroeconomic and market conditions, globally or specific to a particular region where we operate, and any resulting reductions in the level of capital expenditure by our customers.

A small number of communications service providers account for a significant portion of our revenue. The loss of any of these customers, or a significant reduction in their spending, would have a material adverse effect on our business and results of operations.

A significant portion of our revenue is concentrated among a relatively small number of communications service providers. One customer, AT&T, accounted for greater than 10% of revenue representing approximately 21.6% of fiscal 2010 revenue. Consequently, our financial results are closely correlated with the spending of a relatively small number of service providers and are significantly affected by market or industry changes that affect their businesses. The terms of our frame contracts generally do not obligate these customers to purchase any minimum or specific amounts of equipment or services. Because their spending may be unpredictable and sporadic, our revenue and operating results can fluctuate on a quarterly basis. Reliance upon a relatively small number of customers increases our exposure to changes in their network and purchasing strategies. Some of our customers are pursuing efforts to outsource the management and operation of their networks, or have indicated a procurement strategy to reduce or rationalize the number of vendors from which they purchase equipment. These strategies may present challenges to our business and could benefit our larger competitors. Our concentration in revenue has increased in recent years, in part, as a result of consolidations among a number of our largest customers. Consolidations may increase the likelihood of temporary or indefinite reductions in customer spending or changes in network strategy that could harm our business and operating results. The loss of one or more large service provider customers, or a significant reduction in their spending, as a result of the factors above or otherwise, would have a material adverse effect on our business, financial condition and results of operations.

Our revenue and operating results can fluctuate unpredictably from quarter to quarter.

Our revenue and results of operations can fluctuate unpredictably from quarter to quarter. Our budgeted expense levels depend in part on our expectations of long-term future revenue and gross margin, and substantial reductions in expense are difficult and can take time to implement. Uncertainty or lack of visibility into customer spending, and changes in economic or market conditions, can make it difficult to prepare reliable estimates of future revenue and corresponding expense levels. Consequently, our level of operating expense or inventory may be high relative to our revenue, which could harm our ability to achieve or maintain profitability. Given market conditions and the effect of cautious spending in recent quarters, lower levels of backlog orders and an increase in the percentage of quarterly revenue relating to orders placed in that quarter could result in more variability and less predictability in our quarterly results.

Additional factors that contribute to fluctuations in our revenue and operating results include:

- broader economic and market conditions affecting us and our customers;
- changes in capital spending by large communications service providers;
- the timing and size of orders, including our ability to recognize revenue under customer contracts;

- the transition from selling legacy to next-generation technology platforms;
- availability and cost of critical components;
- variations in the mix between higher and lower margin products and services; and
- the level of pricing pressure we encounter, particularly for our Packet-Optical Transport.

Many factors affecting our results of operations are beyond our control, particularly in the case of large service provider orders and multi-vendor or multi-technology network infrastructure builds where the achievement of certain thresholds for acceptance is subject to the readiness and performance of the customer or other providers, and changes in customer requirements or installation plans. As a consequence, our results for a particular quarter may be difficult to predict, and our prior results are not necessarily indicative of results likely in future periods. The factors above may cause our revenue and operating results to fluctuate unpredictably from quarter to quarter. These fluctuations may cause our operating results to be below the expectations of securities analysts or investors, which may cause our stock price to decline.

We face intense competition that could hurt our sales and results of operations.

The markets in which we compete for sales of networking equipment, software and services are extremely competitive. Competition is particularly intense in attracting large carrier customers and securing new market opportunities with existing carrier customers. In an effort to secure new or long-term customers and capture market share, in the past we have and in the future we may agree to pricing or other terms that result in negative gross margins on a particular order or group of orders. The level of competition and pricing pressure that we face increases substantially during periods of macroeconomic weakness, constrained spending or fewer network projects. As a result of these market conditions, we have experienced significant competition and increased pricing pressure, particularly for our Packet-Optical Transport products, as we and other vendors have sought to retain or grow market share.

Competition in our markets, generally, is based on any one or a combination of the following factors: price, product features, functionality and performance, service offering, manufacturing capability and lead-times, incumbency and existing business relationships, scalability and the flexibility of products to meet the immediate and future network requirements of customers. A small number of very large companies have historically dominated our industry. These competitors have substantially greater financial and marketing resources, greater manufacturing capacity, broader product offerings and more established relationships with service providers and other potential customers than we do. Because of their scale and resources, they may be perceived to be better positioned to offer network operating or management service for large carrier customers. We expect that the acquired products and technologies, increased market share and global presence resulting from the MEN Acquisition will only intensify the level of competition that we face, particularly from larger vendors. We also compete with a number of smaller companies that provide significant competition for a specific product, application, customer segment or geographic market. Due to the narrower focus of their efforts, these competitors may achieve commercial availability of their products more quickly or may be more attractive to customers.

Increased competition in our markets has resulted in aggressive business tactics, including:

- significant price competition, particularly for our Packet-Optical Transport platforms;
- customer financing assistance;
- early announcements of competing products and extensive marketing efforts;
- competitors offering equity ownership positions to customers;
- competitors offering to repurchase our equipment from existing customers;
- marketing and advertising assistance; and
- intellectual property assertions and disputes.

The tactics described above can be particularly effective in an increasingly concentrated base of potential customers such as communications service providers. If competitive pressures increase or we fail to compete successfully in our markets, our sales and profitability would suffer.

Our reliance upon third party manufacturers exposes us to risks that could negatively affect our business and operations.

We rely upon third party contract manufacturers to perform the majority of the manufacturing of our products and components. We do not have contracts in place with some of our manufacturers, do not have guaranteed supply of components or manufacturing capacity and in some cases are utilizing temporary or transitional commercial arrangements intended to facilitate the integration of the MEN Business. Our reliance upon third party manufacturers could expose us to increased risks related to lead times, continued supply, on-time delivery, quality assurance and compliance with environmental standards and other regulations. Reliance upon third parties manufacturers exposes us to risks related to their operations, financial position, business continuity and continued viability, which may be adversely affected by broader macroeconomic conditions and difficulties in the credit markets. In an effort to drive cost reductions, we anticipate rationalizing our supply chain and third party contract manufacturers as part of the integration of the MEN Business into Ciena's operations. There can be no assurance that these efforts, including any consolidation or reallocation the third party sourcing and manufacturing, will not ultimately result in additional costs or disruptions in our operations and business.

We may also experience difficulties as a result of geopolitical events, military actions or health pandemics in the countries where our products or critical components are manufactured. Our product manufacturing principally takes place in Mexico, Canada, Thailand and China. Thailand is undergoing a period of instability and we have in the past experienced product shipment delays associated with political turmoil in Thailand, including a blockade of its main international airport. Significant disruptions in these countries affecting supply and manufacturing capacity, or other difficulties with our contract manufacturers would negatively affect our business and results of operations.

Investment of research and development resources in technologies for which there is not a matching market opportunity, or failure to sufficiently or timely invest in technologies for which there is market demand, would adversely affect our revenue and profitability.

The market for communications networking equipment is characterized by rapidly evolving technologies and changes in market demand. We continually invest in research and development to sustain or enhance our existing products and develop or acquire new products technologies. Our current development efforts are focused upon the platform evolution of our CoreDirector Multiservice Optical Switch family to our ActivFlex 5400 family of Reconfigurable Switching Systems, the expansion of our ActivEdge service delivery and aggregation switches, and our 40G and 100G coherent technologies and capabilities for our Packet-Optical Transport platforms. There is often a lengthy period between commencing these development initiatives and bringing a new or improved product to market. During this time, technology preferences, customer demand and the market for our products may move in directions we had not anticipated. There is no guarantee that new products or enhancements will achieve market acceptance or that the timing of market adoption will be as predicted. There is a significant possibility, therefore, that some of our development decisions, including significant expenditures on acquisitions, research and development costs, or investments in technologies, will not turn out as anticipated, and that our investment in some projects will be unprofitable. There is also a possibility that we may miss a market opportunity because we failed to invest, or invested too late, in a technology, product or enhancement. Changes in market demand or investment priorities may also cause us to discontinue existing or planned development for new products or features, which can have a disruptive effect on our relationships with customers. These product development risks can be compounded in the context of a significant acquisition such as the MEN Business and decision making regarding our product portfolio and the significant development work required to integrate the combined product and software offerings. If we fail to make the right investments or fail to make them at the right time, our competitive position may suffer and our revenue and profitability could be harmed.

Product performance problems could damage our business reputation and negatively affect our results of operations.

The development and production of highly technical and complex communications network equipment is complicated. Some of our products can be fully tested only when deployed in communications networks or when carrying traffic with other equipment. As a result, product performance problems are often more acute for initial deployments of new products and product enhancements. Our products have contained and may contain undetected hardware or software errors or defects. These defects have resulted in warranty claims and additional costs to remediate. Unanticipated problems can relate to the design, manufacturing, installation or integration of our products. Performance problems and product malfunctions can also relate to defects in components, software or manufacturing services supplied by third parties. Product performance, reliability and quality problems can negatively affect our business, including:

- increased costs to remediate software or hardware defects or replace products;
- payment of liquidated damages or similar claims for performance failures or delays;
- increased inventory obsolescence;
- increased warranty expense or estimates resulting from higher failure rates, additional field service obligations or other rework costs related to defects;
- delays in recognizing revenue or collecting accounts receivable; and
- declining sales to existing customers and order cancellations.

Product performance problems could also damage our business reputation and harm our prospects with potential customers. These consequences of product defects or quality problems, including any significant costs to remediate, could negatively affect our business and results of operations.

Network equipment sales to large communications service providers often involve lengthy sales cycles and protracted contract negotiations and may require us to assume terms or conditions that negatively affect our pricing, payment terms and the timing of revenue recognition.

Our future success will depend in large part on our ability to maintain and expand our sales to large communications service providers. These sales typically involve lengthy sales cycles, protracted and sometimes difficult contract negotiations, and sales to service providers often involve extensive product testing, and demonstration laboratory or network certification, including network-specific or region-specific processes. We are sometimes required to agree to contract terms or conditions that negatively affect pricing, payment terms and the timing of revenue recognition in order to consummate a sale. During periods of macroeconomic or market weakness, these customers may request extended payment terms, vendor or third-party financing and other alternative purchase structures. These terms may, in turn, negatively affect our revenue and results of operations and increase our risk and susceptibility to quarterly fluctuations in our results. Service providers may ultimately insist upon terms and conditions that we deem too onerous or not in our best interest. Moreover, our purchase agreements generally do not require that a customer guarantee any minimum purchase level and customers often have the right to modify, delay, reduce or cancel previous orders. As a result, we may incur substantial expense and devote time and resources to potential relationships that never materialize or result in lower than anticipated sales.

Difficulties with third party component suppliers, including sole and limited source suppliers, could increase our costs and harm our business and customer relationships.

We depend on third party suppliers for our product components and subsystems, as well as for equipment used to manufacture and test our products. Our products include key optical and electronic components for which reliable, high-volume supply is often available only from sole or limited sources. Increases in market demand or periods of economic weakness have previously resulted in shortages in availability for important components. Unfavorable economic conditions can affect our suppliers' liquidity level and ability to continue to invest in their business and to stock components in sufficient quantity. We have experienced increased lead times and a higher incidence of component discontinuation. These difficulties with suppliers could result in lost revenue, additional product costs and deployment delays that could harm our business and customer relationships. We do not have any guarantee of supply from these third parties, and in many cases relating to the MEN Business, are relying upon temporary or transitional commercial arrangements intended to facilitate the integration. As a result, there is no assurance that we will be able to secure the components or subsystems that we require in sufficient quantity and quality on reasonable terms. The loss of a source of supply, or lack of sufficient availability of key components, could require that we locate an alternate source or redesign our products, each of which could increase our costs and negatively affect our product gross margin and results of operations. Our business and results of operations would be negatively affected if we were to experience any significant disruption of difficulties with key suppliers affecting the price, quality, availability or timely delivery of required components.

We may not be successful in selling our products into new markets and developing and managing new sales channels.

We expanded our geographic presence significantly as a result of the MEN Acquisition, and we continue to take steps to sell our products into new geographic markets outside of our traditional markets and to a broader customer base, including other large communications service providers, enterprises, wireless operators, cable operators, submarine network operators, content providers, and federal, state and local governments. In many cases, we have less experience in these markets and customers have less familiarity with our company. To succeed in some of these markets we believe we must develop and manage new sales channels and distribution arrangements. We expect these relationships to be an important part of our business internationally as well as for sales to federal, state and local governments. Failure to manage additional sales channels effectively would limit our ability to succeed in these new markets and could adversely affect our ability to expand our customer base and grow our business.

We may experience delays in the development of our products that may negatively affect our competitive position and business.

Our products are based on complex technology, and we can experience unanticipated delays in developing, manufacturing or deploying them. Each step in the development life cycle of our products presents serious risks of failure, rework or delay, any one of which could affect the cost-effective and timely development of our products. The development of our products, including the integration of the products acquired from the MEN Business into our portfolio and the development of an integrated software tool to manage the combined portfolio, present significant complexity. In addition, intellectual property disputes, failure of critical design elements, and other execution risks may delay or even prevent the release of these products. Delays in product development may affect our reputation with customers and the timing and level of demand for our products. If we do not develop and successfully introduce products in a timely manner, our competitive position may suffer and our business, financial condition and results of operations would be harmed.

We may be required to write off significant amounts of inventory as a result of our inventory purchase practices, the convergence of our product lines or unfavorable macroeconomic or industry conditions.

To avoid delays and meet customer demand for shorter delivery terms, we place orders with our contract manufacturers and suppliers to manufacture components and complete assemblies based in part on forecasts of customer demand. As a result, our inventory purchases expose us to the risk that our customers either will not order the products we have forecasted or will purchase fewer products than forecasted. Unfavorable market or industry conditions can limit visibility into customer spending plans and compound the difficulty of forecasting inventory at appropriate levels. Moreover, our customer purchase agreements generally do not guarantee any minimum purchase level, and customers often have the right to modify, reduce or cancel purchase quantities. As a result, we may purchase inventory in anticipation of sales that do not occur. Historically, our inventory write-offs have resulted from the circumstances above. As features and functionalities converge across our product lines, and we introduce new products, however, we face an additional risk that customers may forego purchases of one product we have inventoried in favor of another product with similar functionality. If we are required to write off or write down a significant amount of inventory, our results of operations for the period would be materially adversely affected.

Restructuring activities could disrupt our business and affect our results of operations.

We have previously taken steps, including reductions in force, office closures, and internal reorganizations to reduce the size and cost of our operations and to better match our resources with market opportunities. We may take similar steps in the future, particularly as we seek to realize operating synergies and cost reductions associated with the MEN Acquisition. These changes could be disruptive to our business and may result in significant expense including accounting charges for inventory and technology-related write-offs, workforce reduction costs and charges relating to consolidation of excess facilities. Substantial expense or charges resulting from restructuring activities could adversely affect our results of operations in the period in which we take such a charge.

Our failure to manage effectively our relationships with third party service partners could adversely impact our financial results and relationship with customers.

We rely on a number of third party service partners, both domestic and international, to complement our global service and support resources. We rely upon these partners for certain maintenance and support functions, as well as the installation of our equipment in some large network builds. In order to ensure the proper installation and maintenance of our products, we must identify, train and certify qualified service partners. Certification can be costly and time-consuming, and our partners often provide similar services for other companies, including our competitors. We may not be able to manage effectively our relationships with our service partners and cannot be certain that they will be able to deliver services in the manner or time required. If our service partners are unsuccessful in delivering services:

- we may suffer delays in recognizing revenue;
- our services revenue and gross margin may be adversely affected; and
- our relationship with customers could suffer.

Difficulties with service partners could cause us to transition a larger share of deployment and other services from third parties to internal resources, thereby increasing our services overhead costs and negatively affecting our services gross margin and results of operations.

Our intellectual property rights may be difficult and costly to enforce.

We generally rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and maintain proprietary rights in our products and technology. Although we have been issued numerous patents and other patent applications are currently pending, there can be no assurance that any of these patents or other proprietary rights will not be challenged, invalidated or circumvented or that our rights will provide us with any competitive advantage. In addition, there can be no assurance that patents will be issued from pending applications or that claims allowed on any patents will be sufficiently broad to protect our technology. Further, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States.

We are subject to the risk that third parties may attempt to use our intellectual property without authorization. Protecting against the unauthorized use of our products, technology and other proprietary rights is difficult, time-consuming and expensive, and we cannot be certain that the steps that we are taking will prevent or minimize the risks of such unauthorized use. Litigation may be necessary to enforce or defend our intellectual property rights or to determine the validity or scope of the proprietary rights of others. Such litigation could result in substantial cost and diversion of management time and resources, and there can be no assurance that we will obtain a successful result. Any inability to protect and enforce our intellectual property rights, despite our efforts, could harm our ability to compete effectively.

We may incur significant costs in response to claims by others that we infringe their intellectual property rights.

From time to time third parties may assert claims or initiate litigation or other proceedings related to patent, copyright, trademark and other intellectual property rights to technologies and related standards that are relevant to our business. These assertions have increased over time due to our growth, the increased number of products and competitors in the communications network equipment industry and the corresponding overlaps, and the general increase in the rate of patent claims assertions, particularly in the United States. Asserted claims, litigation or other proceedings can include claims against us or our manufacturers, suppliers or customers, alleging infringement of third party proprietary rights with respect our existing or future products and technology or components of those products. Regardless of the merit of these claims, they can be time-consuming, divert the time and attention of our technical and management personnel, and result in costly litigation. These claims, if successful, can require us to:

- pay substantial damages or royalties;
- comply with an injunction or other court order that could prevent us from offering certain of our products;

- seek a license for the use of certain intellectual property, which may not be available on commercially reasonable terms or at all;
- develop non-infringing technology, which could require significant effort and expense and ultimately may not be successful; and
- indemnify our customers pursuant to contractual obligations and pay damages on their behalf.

Any of these events could adversely affect our business, results of operations and financial condition.

Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the steps taken to safeguard against the risks of infringing the rights of third parties.

Our international operations could expose us to additional risks and expense and adversely affect our results of operations.

We market, sell and service our products globally and rely upon a global supply chain for sourcing of important components and manufacturing of our products. International operations are subject to inherent risks, including:

- effects of changes in currency exchange rates;
- greater difficulty in collecting accounts receivable and longer collection periods;
- difficulties and costs of staffing and managing foreign operations;
- the impact of economic conditions in countries outside the United States;
- less protection for intellectual property rights in some countries;
- adverse tax and customs consequences, particularly as related to transfer-pricing issues;
- social, political and economic instability;
- higher incidence of corruption;
- trade protection measures, export compliance, domestic preference procurement requirements, qualification to transact business and additional regulatory requirements; and
- natural disasters, epidemics and acts of war or terrorism.

We expect that we may enter new markets and withdraw from or reduce operations in others. In some countries, our success will depend in part on our ability to form relationships with local partners. Our inability to identify appropriate partners or reach mutually satisfactory arrangements could adversely affect our business and operations. Our global operations may result in increased risk and expense to our business and could give rise to unanticipated liabilities or difficulties that could adversely affect our operations and financial results.

Our use and reliance upon development resources in India may expose us to unanticipated costs or liabilities.

We have a significant development center in India and, in recent years, have increased headcount and development activity at this facility. There is no assurance that our reliance upon development resources in India will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our development efforts and other operations in India involve significant risks, including:

- difficulty hiring and retaining appropriate engineering resources due to intense competition for such resources and resulting wage inflation;
- exposure to misappropriation of intellectual property and proprietary information;
- heightened exposure to changes in the economic, regulatory, security and political conditions of India; and
- fluctuations in currency exchange rates and tax compliance in India.

Difficulties resulting from the factors above and other risks related to our operations in India could expose us to increased expense, impair our development efforts, harm our competitive position and damage our reputation.

We may be exposed to unanticipated risks and additional obligations in connection with our resale of complementary products or technology of other companies.

We have entered into agreements with strategic partners that permit us to distribute their products or technology. We may rely upon these relationships to add complementary products or technologies, diversify our product portfolio, or address a particular customer or geographic market. We may enter into additional original equipment manufacturer (OEM), resale or similar strategic arrangements in the future, including in support of our selection as a domain supply partner with AT&T. We may incur unanticipated costs or difficulties relating to our resale of third party products. Our third party relationships could expose us to risks associated with the business and viability of such partners, as well as delays in their development, manufacturing or delivery of products or technology. We may also be required by customers to assume warranty, indemnity, service and other commercial obligations greater than the commitments, if any, made to us by our technology partners. Some of our strategic partners are relatively small companies with limited financial resources. If they are unable to satisfy their obligations to us or our customers, we may have to expend our own resources to satisfy these obligations. Exposure to these risks could harm our reputation with key customers and negatively affect our business and our results of operations.

Our exposure to the credit risks of our customers and resellers may make it difficult to collect receivables and could adversely affect our revenue and operating results.

In the course of our sales to customers, we may have difficulty collecting receivables and could be exposed to risks associated with uncollectible accounts. We may be exposed to similar risks relating to third party resellers and other sales channel partners. Lack of liquidity in the capital markets or a sustained period of unfavorable economic conditions may increase our exposure to credit risks. Our attempts to monitor these situations carefully and take appropriate measures to protect ourselves may not be sufficient, and it is possible that we may have to write down or write off doubtful accounts. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur, and, if large, could have a material adverse effect on our revenue and operating results.

If we are unable to attract and retain qualified personnel, we may be unable to manage our business effectively.

Competition to attract and retain highly skilled technical, engineering and other personnel with experience in our industry is intense and our employees have been the subject of targeted hiring by our competitors. We may experience difficulty retaining and motivating existing employees and attracting qualified personnel to fill key positions. Because we rely upon equity awards as a significant component of compensation, particularly for our executive team, a lack of positive performance in our stock price, reduced grant levels, or changes to our compensation program may adversely affect our ability to attract and retain key employees. It may be difficult to replace members of our management team or other key personnel, and the loss of such individuals could be disruptive to our business. In addition, none of our executive officers is bound by an employment agreement for any specific term. If we are unable to attract and retain qualified personnel, we may be unable to manage our business effectively and our operations and results of operations could suffer.

We may be adversely affected by fluctuations in currency exchange rates.

As a global concern, we face exposure to adverse movements in foreign currency exchange rates. Historically, our sales have primarily been denominated in U.S. dollars. As a result of our increased global presence, a larger percentage of our revenue is now non-U.S. dollar denominated and therefore subject to foreign currency fluctuation. In addition, we face exposure to currency exchange rates as a result of our non-U.S. dollar denominated operating expense in Europe, Asia, Latin America and Canada. We have previously hedged against currency exposure associated with anticipated foreign currency cash flows and may do so in the future. There can be no assurance that these hedging instruments will be effective and losses associated with these instruments and the adverse effect of foreign currency exchange rate fluctuation may negatively affect our results of operations.

Our products incorporate software and other technology under license from third parties and our business would be adversely affected if this technology was no longer available to us on commercially reasonable terms.

We integrate third-party software and other technology into our embedded operating system, network management system tools and other products. Licenses for this technology may not be available or continue to be available to us on commercially reasonable terms. Third party licensors may insist on unreasonable financial or other terms in connection with our use of such technology. Difficulties with third party technology licensors could result in termination of such licenses, which may result in significant costs and require us to obtain or develop a substitute technology. Difficulty obtaining and maintaining third-party technology licenses may disrupt development of our products and increase our costs, which could harm our business.

Our business is dependent upon the proper functioning of our internal business processes and information systems and modifications may disrupt our business, processes and internal controls.

The successful operation of various internal business processes and information systems is critical to the efficient operation of our business. If these systems fail or are interrupted, our operations may be adversely affected and operating results could be harmed. Our business processes and information systems need to be sufficiently scalable to support the integration of the MEN Business and future growth of our business. The integration of the MEN Business and transfer of business support services being performed under the transition services agreement will require significant modifications relating to our internal business processes and information systems. Significant changes to our processes and systems expose us to a number of operational risks. These changes may be costly and disruptive, and could impose substantial demands on management time. These changes may also require the modification of a number of internal control procedures and significant training of employees. Any material disruption, malfunction or similar problems with our business processes or information systems, or the transition to new processes and systems, could have a negative effect on the operation of our business and our results of operations.

Strategic acquisitions and investments may expose us to increased costs and unexpected liabilities.

We may acquire or make investments in other technology companies, or enter into other strategic relationships, to expand the markets we address, diversify our customer base or acquire or accelerate the development of technology or products. To do so, we may use cash, issue equity that would dilute our current stockholders' ownership, or incur debt or assume indebtedness. These transactions involve numerous risks, including:

- significant integration costs;
- disruption due to the integration and rationalization of operations, products, technologies and personnel;
- diversion of management's attention;
- difficulty completing projects of the acquired company and costs related to in-process projects;
- the loss of key employees;
- ineffective internal controls over financial reporting;
- dependence on unfamiliar suppliers or manufacturers;
- exposure to unanticipated liabilities, including intellectual property infringement claims; and
- adverse tax or accounting effects including amortization expense related to intangible assets and charges associated with impairment of goodwill.

As a result of these and other risks, our acquisitions, investments or strategic transactions may not reap the intended benefits and may ultimately have a negative impact on our business, results of operation and financial condition.

Changes in government regulation affecting the communications industry and the businesses of our customers could harm our prospects and operating results.

The Federal Communications Commission, or FCC, has jurisdiction over the U.S. communications industry and similar agencies have jurisdiction over the communication industries in other countries. Many of our largest customers are subject to the rules and regulations of these agencies. Changes in regulatory requirements in the United States or other countries could inhibit service providers from investing in their communications network infrastructures or introducing new services.

These changes could adversely affect the sale of our products and services. Changes in regulatory tariff requirements or other regulations relating to pricing or terms of carriage on communications networks could slow the development or expansion of network infrastructures and adversely affect our business, operating results, and financial condition.

Governmental regulations affecting the use, import or export of products could negatively affect our revenue.

The United States and various foreign governments have imposed controls, license requirements and other restrictions on the usage, import or export of some of the technologies that we sell. Governmental regulation of usage, import or export of our products, or our failure to obtain required approvals for our products, could harm our international and domestic sales and adversely affect our revenue and costs of sales. Failure to comply with such regulations could result in enforcement actions, fines or penalties and restrictions on export privileges. In addition, costly tariffs on our equipment, restrictions on importation, trade protection measures and domestic preference requirements of certain countries could limit our access to these markets and harm our sales. For example, India's government has recently implemented certain rules applicable to non-Indian network equipment vendors and is considering further restrictions that may inhibit sales of certain communications equipment, including equipment manufactured in China, where certain of our products are assembled. These and other regulations could adversely affect the sale or use of our products and could adversely affect our business and revenue.

Governmental regulations related to the environment and potential climate change, could adversely affect our business and operating results.

Our operations are regulated under various federal, state, local and international laws relating to the environment and potential climate change. We could incur fines, costs related to damage to property or personal injury, and costs related to investigation or remediation activities, if we were to violate or become liable under these laws or regulations. Our product design efforts, and the manufacturing of our products, are also subject to evolving requirements relating to the presence of certain materials or substances in our equipment, including regulations that make producers for such products financially responsible for the collection, treatment and recycling of certain products. For example, our operations and financial results may be negatively affected by environmental regulations, such as the Waste Electrical and Electronic Equipment (WEEE) and Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) that have been adopted by the European Union. Compliance with these and similar environmental regulations may increase our cost of designing, manufacturing, selling and removing our products. These regulations may also make it difficult to obtain supply of compliant components or require us to write off non-compliant inventory, which could have an adverse effect our business and operating results.

We may be required to write down long-lived assets and these impairment charges would adversely affect our operating results.

As of October 31, 2010, our balance sheet includes $600.4 million in long-lived assets, which includes $426.4 million of intangible assets. Valuation of our long-lived assets requires us to make assumptions about future sales prices and sales volumes for our products. These assumptions are used to forecast future, undiscounted cash flows. Given the significant uncertainty and instability of macroeconomic conditions in recent periods, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results could be materially adversely affected in such period.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include in our annual report a report containing management's assessment of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not such internal controls are effective. Compliance with these requirements has resulted in, and is likely to continue to result in, significant costs and the commitment of time and operational resources. Changes in our business, including the MEN Acquisition, will necessitate modifications to our internal control systems, processes and information systems. Our increased global operations and expansion into new regions could pose additional challenges to our internal control systems. We cannot be certain that our current design for internal control over financial reporting, or any additional changes to be made during fiscal 2011, will be sufficient to enable management to determine that our internal controls are effective for any period, or on an ongoing basis. If we are unable to assert that our internal controls over financial reporting are effective, our business may be harmed. Market perception of our financial condition and the trading price of our stock may be adversely affected, and customer perception of our business may suffer.

Outstanding indebtedness under our convertible notes may adversely affect our business.

At October 31, 2010, indebtedness on our outstanding convertible notes totaled approximately $1.4 billion in aggregate principal. Our indebtedness could have important negative consequences, including:

- increasing our vulnerability to adverse economic and industry conditions;
- limiting our ability to obtain additional financing, particularly in light of unfavorable conditions in the credit markets;
- reducing the availability of cash resources for other purposes, including capital expenditures;
- limiting our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete; and
- placing us at a possible competitive disadvantage to competitors that have better access to capital resources.

We may also add additional indebtedness such as equipment loans, working capital lines of credit and other long-term debt.

Our stock price is volatile.

Our common stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise as a result of a number of the factors discussed in this "Risk Factors" section. During fiscal 2010, our closing stock price ranged from a high of $19.24 per share to a low of $10.67 per share. The stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, with such volatility often unrelated to the operating performance of these companies. Divergence between our actual or anticipated financial results and published expectations of analysts can cause significant swings in our stock price. Our stock price can also be affected by announcements that we, our competitors, or our customers may make, particularly announcements related to acquisitions or other significant transactions. Our common stock is included in a number of market indices and any change in the composition of these indices to exclude our company would adversely affect our stock price. On December 18, 2009, we were removed from the S&P 500, a widely-followed index. These factors, as well as conditions affecting the general economy or financial markets, may materially adversely affect the market price of our common stock in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

OVERVIEW. As of October 31, 2010, all of our properties are leased and we do not own any real property. We lease eighty-five facilities related to the ongoing operations of our four business segments and related functions. Our principal executive offices are located in Linthicum, Maryland. We lease six buildings located at various sites near Linthicum, Maryland, including an engineering facility, two supply chain and logistics facilities, and three administrative and sales facilities. Our largest engineering facility is located at Nortel's Carling campus in Ottawa, Canada. See below for information regarding the lease associated with this facility. We also have engineering and/or service facilities located in San

Jose, California; Alpharetta, Georgia; Spokane, Washington; Kanata, Canada; and Gurgaon, India. We maintain a sales and service facility in London, England and a supply chain logistics facility in Newtonabbey, Northern Ireland. In addition, we lease various smaller offices in the United States, Mexico, South America, Europe and Asia to support our sales and services operations. We believe the facilities we are now using are adequate and suitable for our business requirements.

RESTRUCTURING. We lease a number of properties that we no longer occupy. As part of our restructuring costs, we provide for the estimated cost of the future net lease expense for these facilities. The cost is based on the fair value of future minimum lease payments under contractual obligations offset by the fair value of the estimated future sublease payments that we may receive. As of October 31, 2010, our accrued restructuring liability related to these properties was $6.4 million. If actual market conditions relating to the use of these facilities are less favorable than those projected by management, additional restructuring costs associated with these facilities may be required. For additional information regarding our lease obligations, see Note 22 to the Consolidated Financial Statements in Item 8 of Part II of this annual report.

CARLING LEASE. Upon the completion of the MEN Acquisition, Ciena Canada Inc., a subsidiary of Ciena, entered into a lease agreement with Nortel Networks Technology Corp. ("Landlord") relating to the "Lab 10" building on Nortel's Carling Campus in Ottawa, Canada (the "Carling lease"). This facility consists of a rentable area of 265,000 square feet for which we incur lease expense of approximately $7.2 million CAD per year, consisting of both base rent and fixed additional operating expense, the latter of which will increase 2% per year. The Carling lease has a ten-year term, subject to early termination provisions that may be exercised by Landlord if the property is purchased by a third party who requires vacant possession of the premises occupied by us prior to the end of the term. Landlord's exercise of these early termination rights is subject to Landlord's payment of an early termination fee of up to $33.5 million USD.

On October 19, 2010, Nortel issued a press release announcing its entry into an agreement with Public Works and Government Services Canada (PWGSC) for the sale of the Carling Campus. Nortel indicated that it targets a closing for this sale transaction at the end of calendar 2010. Nortel's press release further indicated, with respect to the Carling lease, that "Nortel is directed by PWGSC under the sale agreement to exercise, on closing, Nortel's early termination rights under the lease, shortening the lease from 10 years to 5 years." Pursuant to the terms of the Carling lease, should Nortel exercise its early termination rights as indicated in its press release, Ciena would be entitled to receive, within three business days of Nortel's delivery of an early termination notice, payment of an early termination fee in the amount of $33.5 million USD. Such fee would be paid from the escrowed portion of the purchase price paid by Ciena for the MEN Business. See Note 23 to the Consolidated Financial Statements in Item 8 of Part II of this annual report for additional information relating to the sale of the Carling Campus and Ciena's receipts of the early termination fee following the completion of fiscal 2010.

ITEM 3. LEGAL PROCEEDINGS

On May 29, 2008, Graywire, LLC filed a complaint in the United States District Court for the Northern District of Georgia against Ciena and four other defendants, alleging, among other things, that certain of the parties' products infringe U.S. Patent 6,542,673 (the "'673 Patent"), relating to an identifier system and components for optical assemblies. The complaint, which seeks injunctive relief and damages, was served upon Ciena on January 20, 2009. Ciena filed an answer to the complaint and counterclaims against Graywire on March 26, 2009, and an amended answer and counterclaims on April 17, 2009. On April 27, 2009, Ciena and certain other defendants filed an application for inter partes reexamination of the '673 Patent with the U.S. Patent and Trademark Office (the "PTO"). On the same date, Ciena and the other defendants filed a motion to stay the case pending reexamination of all of the patents-in-suit. On July 17, 2009, the district court granted the defendants' motion to stay the case. On July 23, 2009, the PTO granted the defendants' application for reexamination with respect to certain claims of the '673 Patent. We believe that we have valid defenses to the lawsuit and intend to defend it vigorously in the event the stay of the case is lifted.

As a result of our June 2002 merger with ONI Systems Corp., we became a defendant in a securities class action lawsuit filed in the United States District Court for the Southern District of New York in August 2001. The complaint named

ONI, certain former ONI officers, and certain underwriters of ONI's initial public offering (IPO) as defendants, and alleges, among other things, that the underwriter defendants violated the securities laws by failing to disclose alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in ONI's registration statement and by engaging in manipulative practices to artificially inflate ONI's stock price after the IPO. The complaint also alleges that ONI and the named former officers violated the securities laws by failing to disclose the underwriters' alleged compensation arrangements and manipulative practices. No specific amount of damages has been claimed. Similar complaints have been filed against more than 300 other issuers that have had initial public offerings since 1998, and all of these actions have been included in a single coordinated proceeding. The former ONI officers have been dismissed from the action without prejudice. In July 2004, following mediated settlement negotiations, the plaintiffs, the issuer defendants (including Ciena), and their insurers entered into a settlement agreement. The settlement agreement did not require Ciena to pay any amount toward the settlement or to make any other payments. While the partial settlement was pending approval, the plaintiffs continued to litigate their cases against the underwriter defendants. In October 2004, the district court certified a class with respect to the Section 10(b) claims in six "focus cases" selected out of all of the consolidated cases, which cases did not include Ciena, and which decision was appealed by the underwriter defendants to the U.S. Court of Appeals for the Second Circuit. On February 15, 2005, the district court granted the motion for preliminary approval of the settlement agreement, subject to certain modifications, and on August 31, 2005, the district court issued a preliminary order approving the revised stipulated settlement agreement. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit vacated the district court's grant of class certification in the six focus cases. On April 6, 2007, the Second Circuit denied plaintiffs' petition for rehearing. In light of the Second Circuit's decision, the parties agreed that the settlement could not be approved. On June 25, 2007, the district court approved a stipulation filed by the plaintiffs and the issuer defendants terminating the proposed settlement. On August 14, 2007, the plaintiffs filed second amended complaints against the defendants in the six focus cases. On September 27, 2007, the plaintiffs filed a motion for class certification based on their amended complaints and allegations. On March 26, 2008, the district court denied motions to dismiss the second amended complaints filed by the defendants in the six focus cases, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. Briefing on the plaintiffs' motion for class certification in the focus cases was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008. On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs' motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Due to the inherent uncertainties of litigation and because the settlement remains subject to appeal, the ultimate outcome of the matter is uncertain.

In addition to the matters described above, we are subject to various legal proceedings, claims and litigation arising in the ordinary course of business. We do not expect that the ultimate costs to resolve these matters will have a material effect on our results of operations, financial position or cash flows.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Our common stock is traded on the NASDAQ Global Select Market under the symbol "CIEN." The following table sets forth the high and low sales prices of our common stock, as reported on the NASDAQ Global Select Market, for the fiscal periods indicated.

	HIGH	LOW
Fiscal Year 2009		
First Quarter ended January 31	$ 9.79	$ 5.07
Second Quarter ended April 30	$12.28	$ 4.98
Third Quarter ended July 31	$12.51	$ 8.45
Fourth Quarter ended October 31	$16.64	$11.08
Fiscal Year 2010		
First Quarter ended January 31	$14.02	$10.67
Second Quarter ended April 30	$18.59	$12.76
Third Quarter ended July 31	$19.24	$12.29
Fourth Quarter ended October 31	$15.69	$12.02

As of December 15, 2010, there were approximately 952 holders of record of our common stock and 94,146,715 shares of common stock outstanding. We have never paid cash dividends on our capital stock. We intend to retain earnings for use in our business and we do not anticipate paying any cash dividends in the foreseeable future.

The following graph shows a comparison of cumulative total returns for an investment in our common stock, the NASDAQ Telecommunications Index and the NASDAQ Composite Index from October 31, 2005 to October 31, 2010. The NASDAQ Telecommunications Index contains securities of NASDAQ-listed companies classified according to the Industry Classification Benchmark as Telecommunications and Telecommunications Equipment. They include providers of fixed-line and mobile telephone services, and makers and distributors of high-technology communication products. This graph is not deemed to be "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and the graph shall not be deemed to be incorporated by reference into any prior or subsequent filing by us under the Securities Act of 1933 or the Exchange Act.



U.S. DOLLARS
300
250
200
150
100
50
0
OCT 05
APR 06
OCT 06
APR 07
OCT 07
APR 08
OCT 08
APR 09
OCT 09
APR 10
OCT 10
CIENA
NASDAQ TELECOMMUNICATIONS INDEX
NASDAQ COMPOSITE INDEX

Assumes $100 invested in Ciena Corporation, the NASDAQ Telecommunications Index and the NASDAQ Composite Index on October 31, 2005 with all dividends reinvested at month-end.

(b) Not applicable.

(c) Not applicable.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included in Item 8, "Financial Statements and Supplementary Data." We have a 52 or 53 week fiscal year, which ends on the Saturday nearest to the last day of October in each year. For purposes of financial statement presentation, each fiscal year is described as having ended on October 31. Fiscal 2006, 2008, 2009 and 2010 consisted of 52 weeks and fiscal 2007 consisted of 53 weeks.

Balance Sheet Data:

	YEAR ENDED OCTOBER 31,				
(IN THOUSANDS)	2006	2007	2008	2009	2010
Cash and cash equivalents	$ 220,164	$ 892,061	$ 550,669	$ 485,705	$ 688,687
Short-term investments	$ 628,393	$ 822,185	$ 366,336	$ 563,183	$ —
Long-term investments	$ 351,407	$ 33,946	$ 156,171	$ 8,031	$ —
Total assets	$1,839,713	$2,416,273	$2,024,594	$1,504,383	$2,118,093
Short-term convertible notes payable	$ —	$ 542,262	$ —	$ —	$ —
Long-term convertible notes payable	$ 842,262	$ 800,000	$ 798,000	$ 798,000	$1,442,705
Total liabilities	$1,086,087	$1,566,119	$1,025,645	$1,048,545	$1,958,800
Stockholders' equity	$ 753,626	$ 850,154	$ 998,949	$ 455,838	$ 159,293

Statement of Operations Data:

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED OCTOBER 31, 2006	2007	2008	2009	2010
Revenue	$564,056	$779,769	$902,448	$ 652,629	$1,236,636
Cost of goods sold	306,275	417,500	451,521	367,799	739,135
Gross profit	257,781	362,269	450,927	284,830	497,501
Operating expenses:					
Research and development	111,069	127,296	175,023	190,319	327,626
Selling and marketing	104,434	118,015	152,018	134,527	193,515
General and administrative	44,445	50,248	68,639	47,509	102,692
Acquisition and integration costs	—	—	—	—	101,379
Amortization of intangible assets	25,181	25,350	32,264	24,826	99,401
Restructuring (recoveries) costs	15,671	(2,435)	1,110	11,207	8,514
Goodwill impairment	—	—	—	455,673	—
Gain on lease settlement	(11,648)	(4,871)	—	—	—
Change in fair value of contingent consideration	—	—	—	—	(13,807)
Total operating expenses	289,152	313,603	429,054	864,061	819,320
Income (loss) from operations	(31,371)	48,666	21,873	(579,231)	(321,819)
Interest and other income, net	50,245	76,483	36,762	9,487	3,917
Interest expense	(24,165)	(26,996)	(12,927)	(7,406)	(18,619)
Realized loss due to impairment of marketable debt investments	—	(13,013)	(5,101)	—	—
Loss on cost method investments	—	—	—	(5,328)	—
Gain on extinguishment of debt	7,052	—	932	—	4,948
Gain on equity investments, net	215	592	—	—	—
Income (loss) before income taxes	1,976	85,732	41,539	(582,478)	(331,573)
Provision (benefit) for income taxes	1,381	2,944	2,645	(1,324)	1,941
Net income (loss)	$ 595	$ 82,788	$ 38,894	$(581,154)	$ (333,514)
Basic net income (loss) per common share	$ 0.01	$ 0.97	$ 0.44	$ (6.37)	$ (3.58)
Diluted net income (loss) per potential common share	$ 0.01	$ 0.87	$ 0.42	$ (6.37)	$ (3.58)
Weighted average basic common shares outstanding	83,840	85,525	89,146	91,167	93,103
Weighted average dilutive potential common shares outstanding	85,011	99,604	110,605	91,167	93,103

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains statements that discuss future events or expectations, projections of results of operations or financial condition, changes in the markets for our products and services, or other "forward-looking" information. Our "forward-looking" information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these "forward-looking statements" by words like "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or "continue" or the negative of those words and other comparable words. You should be aware that these statements only reflect our current predictions and beliefs. These statements are subject to known and unknown risks, uncertainties and other factors, and actual events or results may differ materially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed throughout this report, particularly under the heading "Risk Factors" in Item 1A of Part I of this annual report. You should review these risk factors for a more complete understanding of the risks associated with an investment in our securities. We undertake no obligation to revise or update any forward-looking statements. The following discussion and analysis should be read in conjunction with our "Selected Consolidated Financial Data" and consolidated financial statements and notes thereto included elsewhere in this annual report.

Overview

We are a provider of communications networking equipment, software and services that support the transport, switching, aggregation and management of voice, video and data traffic. Our Packet-Optical Transport, Packet-Optical Switching and Carrier Ethernet Service Delivery products are used, individually or as part of an integrated solution, in networks operated by communications service providers, cable operators, governments and enterprises around the globe.

We are a network specialist targeting the transition of disparate, legacy communications networks to converged, next-generation architectures, optimized to handle increased traffic volumes and deliver more efficiently a broader mix of high-bandwidth communications services. Our communications networking products, through their embedded software and our network management software suites, enable network operators to efficiently and cost-effectively deliver critical enterprise and consumer-oriented communication services. Together with our comprehensive design, implementation and support services, our networking solutions offering seeks to enable software-defined, automated networks that address the business challenges, communications infrastructure requirements and service delivery needs of our customers. Our customers face a challenging and rapidly changing environment that requires their networks be robust enough to address increasing capacity needs from a growing set of consumer and business applications, and flexible enough to quickly adapt to execute new business strategies and support the delivery of innovative, revenue-creating services. By improving network productivity and automation, reducing network costs and providing flexibility to enable differentiated service offerings, our networking solutions offering creates business and operational value for our customers.

Acquisition of Nortel Metro Ethernet Networks Business (the "MEN Acquisition")

On March 19, 2010, we completed our acquisition of substantially all of the optical networking and Carrier Ethernet assets of Nortel's Metro Ethernet Networks business (the "MEN Business"). In accordance with the agreements for the acquisition, the $773.8 million aggregate purchase price was subsequently adjusted downward by $80.6 million based upon the amount of net working capital transferred to us at closing. See "Issuance of Convertible Notes during fiscal 2010" below for information relating to our election to pay the aggregate purchase price in cash. As a result, we paid $693.2 million in cash for the purchase of the MEN Business.

In connection with the acquisition, we entered into an agreement with Nortel to lease the "Lab 10" building on Nortel's Carling Campus in Ottawa, Canada (the "Carling lease") for a term of ten years. The lease agreement contained a provision that allowed Nortel to reduce the term of the lease, and in exchange, we would receive a payment of up to $33.5 million. This amount was placed into escrow by Nortel in accordance with the acquisition agreements. The fair value of this contingent refund right was determined by Ciena to be $16.4 million and was recorded as a reduction to the consideration paid, resulting in a purchase price of $676.8 million. See Item 2 of Part I of this report for more information regarding the terms of the Carling lease and Nortel's recent announcement regarding the exercise of its early termination feature under the Carling lease, which resulted in a non-cash, unrealized gain of $13.8 million during the fourth quarter of fiscal 2010.

Rationale for MEN Acquisition

The MEN Business that we acquired is a leading provider of next-generation, communications network equipment, with a significant global installed base and a strong technology heritage. The MEN Business is a leader in high-capacity 40G and 100G coherent optical transport technology that enables network operators to seamlessly upgrade their existing 2.5G and 10G networks, thereby enabling a significant increase in network capacity without the need for new fiber deployments or complex re-engineering. The product and technology assets that we acquired include Nortel's:

- long-haul optical transport portfolio;
- metro optical Ethernet switching and transport solutions;
- Ethernet transport, aggregation and switching technology;
- multiservice SONET/SDH product families; and
- network management software products.

In addition to these hardware and software solutions, we also acquired the network implementation and support service resources related to the MEN Business.

We believe that the MEN Acquisition represents a transformative opportunity for Ciena. We believe that this transaction strengthens our position as a leader in next-generation, converged optical Ethernet networking and will accelerate the execution of our corporate and research and development strategies set forth in Item 1 "Business" in Part I of this annual report. We believe that the additional geographic reach, expanded customer relationships, and broader portfolio of complementary network solutions derived from the MEN Business allow us to better compete with traditional, larger network equipment vendors. As a result of the MEN Acquisition, we added approximately 2,000 employees, including significant additional engineering talent, which nearly doubled our headcount. We expect that the resulting increased scale to our business will enable additional operating leverage and provide an opportunity to optimize our research and development investment toward next-generation technologies and product platforms.

Integration Activities and Costs

We continue to make progress on integration-related activities in connection with the MEN Acquisition. We have completed our organizational structure, sales coverage plans, and decisions regarding the rationalization of our combined product portfolio. As described in "Restructuring Activities" below, we have also realized initial operating synergies from the MEN Acquisition. Significant and complex additional integration efforts remain, including the rationalization of our supply chain, third party manufacturers and facilities, the execution of our combined product and software development plan, and our reduced reliance upon and winding down of transition services currently being provided by an affiliate of Nortel.

Given the relative size of the MEN Business and the structure of the MEN Acquisition as an asset carve-out from Nortel, the integration of the MEN Business has been costly and complex. As of October 31, 2010, we have incurred $101.4 million in transaction, consulting and third party service fees, $8.5 million in severance expense, and an additional $12.4 million, primarily related to purchases of capitalized information technology equipment. We have also incurred inventory obsolescence charges and may incur additional expenses related to, among other things, facilities restructuring. We anticipate that we will incur approximately $58.0 million in additional integration costs during fiscal 2011. Any material delays or difficulties in integrating the MEN Business or additional, unanticipated expense may harm our business and results of operations.

In addition to the integration costs above, we incurred significant transition services expense during fiscal 2010, and expect to continue to incur significant expense into the second quarter of fiscal 2011. Transition service costs are reflected as a component of operating expense, principally general and administrative expense, and cost of goods sold. We are currently relying upon an affiliate of Nortel to perform certain critical operational and business support functions during an interim integration period that will continue until we can perform these services ourselves or locate another provider. These support services include key finance and accounting functions, supply chain and logistics management, maintenance and product support services, order management and fulfillment, trade compliance, and information technology services. These services are estimated to cost approximately $94.0 million per year, were we to utilize all of the transition services for a full year. The actual transition service expense will depend upon the scope of the services that Ciena utilizes and the time within which we are able to complete the planned transfer of these services to internal resources or other providers. We have also incurred and expect to continue to incur additional costs as we build up internal resources, including headcount, facilities and information systems, or engage alternate third party providers, while we simultaneously rely upon and transition away from these transition support services. The wind down and transfer of critical transition services, which we expect to complete in the second quarter of fiscal 2011, is a complex undertaking that presents a number of operational risks that could adversely affect our business and results of operations.

Effect of MEN Acquisition upon Results of Operations and Financial Condition

Due to the relative scale of its operations, the MEN Acquisition has materially affected our operations, financial results and liquidity. Our revenue and operating expense have increased materially compared to periods prior to the MEN Acquisition. As a result of the MEN Acquisition, we recorded $492.4 million in other intangible assets that will be amortized over their useful lives and increase our operating expense. See "Critical Accounting Policies and Estimates—Long-lived Assets" below for information relating to these items. Under acquisition accounting rules, we revalued the acquired finished goods inventory of the MEN Business to fair value upon closing. This revaluation increased marketable inventory carrying value by approximately $62.3 million, of which $48.0 million was recognized in cost of goods sold during fiscal 2010, adversely affecting our gross margin. See Note 2 of the Consolidated Financial Statements found under Item 8 of Part II of this report. As expected, our liquidity and cash and investment balance were significantly affected by our use of cash to fund the purchase price of the MEN Acquisition and resulting acquisition and integration expense, transition service expense and investments to support working capital related to the increased scale of our business. In addition, our private placements of convertible notes during fiscal 2010 resulted in additional indebtedness. See "Liquidity and Capital Resources" below and Note 15 of the Consolidated Financial Statements found under Item 8 of Part II of this report for more information regarding our convertible notes. These and other effects on our financial statements described below and elsewhere in this report may make period to period comparisons difficult.

Restructuring Activities

Since the MEN Acquisition, we have undertaken a number of restructuring activities. These actions are intended to reduce operating expense and better align our workforce and operating costs with market opportunities and product development and business strategies following the completion of our MEN Acquisition. In April 2010, we took action to effect a headcount reduction of approximately 70 employees, with reductions principally affecting our global product group and global field organization outside of the EMEA region. This action resulted in a restructuring charge of $2.1 million in fiscal 2010. In May 2010, we announced our reorganization of portions of our business and operations in the EMEA region. This action resulted in a restructuring charge of $7.1 million related to the reduction in head count of approximately 82 employees principally in our global field and supply chain organizations. As we look to manage operating expense and complete integration activities for the combined operations, we will continue to assess the allocation of our headcount and other resources toward key growth opportunities for our business and evaluate additional cost reduction measures.

Issuance of Convertible Notes during Fiscal 2010

On March 15, 2010, we completed a private placement of $375.0 million in aggregate principal amount of 4.0% convertible senior notes due March 15, 2015. The net proceeds from the offering were $364.3 million after deducting the placement agents' fees and other fees and expenses. We used $243.8 million of the net proceeds to replace the contractual obligation to issue convertible notes to Nortel as part of the purchase price for the MEN Acquisition. The remaining proceeds were used to reduce the cash on hand required to fund the aggregate purchase price of the MEN Acquisition. On

October 18, 2010, we completed a private placement $350.0 million in aggregate principal amount of 3.75% convertible senior notes due October 15, 2018. The net proceeds from the offering were approximately $340.4 million after deducting the placement agents' fees and other fees and expenses. We used approximately $76.1 million of the net proceeds of the offering to repurchase in privately negotiated transactions approximately $81.8 million in aggregate principal amount of our 0.25% convertible senior notes due May 1, 2013. We intend to use the remainder of the net proceeds for general corporate purposes, which may include the repayment at maturity or further repurchase, from time to time, of a portion of our outstanding 0.25% convertible senior notes due May 1, 2013. See Note 15 of the Consolidated Financial Statements found under Item 8 of Part II of this report for more information regarding our outstanding convertible notes.

Global Market Conditions and Competitive Landscape

We continue to experience cautious customer behavior with respect to spending as a result of the sustained period of economic weakness and macroeconomic uncertainty. Broad economic weakness has previously resulted in periods of decreased demand for our products and services that have adversely affected our results of operations. We remain uncertain as to how long current macroeconomic and industry conditions will persist, the pace of recovery, and the magnitude of the effect of these market conditions on our business and results of operations.

At the same time we are experiencing challenging macroeconomic conditions, we have encountered an increasingly competitive marketplace. Competition has intensified, in part, due to our increased market share, technology leadership and global presence resulting from the MEN Acquisition. Following the MEN Acquisition, we have experienced increased customer activity and been afforded increased consideration and opportunities to participate in competition for network builds and upgrades, including in emerging geographies and new markets or applications for our products. Securing these opportunities often requires that we agree to aggressive or less favorable commercial terms and conditions, including financial commitments, that may require collateralized standby letters of credit resulting in an increase in our restricted cash. Competition has also intensified as we and our competitors more aggressively seek to secure market share, particularly in connection with new network build opportunities, and displace incumbent equipment vendors at large carrier customers. We expect this level of competition to continue and, as larger Chinese equipment vendors seek to gain entry into the U.S. market, potentially increase.

Despite challenging and competitive market conditions, we believe that a number of important underlying drivers represent significant long-term opportunities and growing demand for converged optical Ethernet networking solutions in our target markets. We believe that market trends including the proliferation of mobile web applications, prevalence of video applications and shift of enterprise applications to the cloud or virtualized environments are emblematic of increased use and dependence by consumers and enterprises upon a growing variety of broadband applications and services. These services will continue to add network traffic and consume available bandwidth, requiring our customers to invest in high-capacity, next-generation network infrastructures that are more efficient and robust, and better able to handle multiservice traffic and increased transmission rates. See "Strategy" set forth in Item 1 "Business" above in this report for information regarding our strategy and plan to capitalize on these market dynamics.

Financial Results

Revenue for the fourth quarter was $417.6 million, which represented a sequential increase of 7.2% from $389.7 million in the third quarter of fiscal 2010. Fourth quarter revenue reflects $255.6 million in revenue from the MEN Business and $162.0 million related to Ciena's pre-acquisition portfolio. Additional revenue-related details reflecting sequential changes from the third quarter of fiscal 2010 include:

- Product revenue for the fourth quarter of fiscal 2010 increased by $29.0 million, reflecting a $33.0 million increase in sales of products from the MEN Business and a $4.0 million decrease in sales of Ciena's pre-acquisition products. Packet-Optical Transport revenue increased by $40.3 million, reflecting a $31.2 million increase in sales of products from the MEN Business and a $9.1 million increase in Ciena's pre-acquisition Packet-Optical Transport products. Product revenue also reflects an increase of $5.9 million in software sales. These increases were partially offset by a $13.4 million decrease in sales of Packet-Optical Switching products and a $3.8 million decrease in sales of Carrier Ethernet Service Delivery products.

- Service revenue for the fourth quarter of fiscal 2010 decreased by $1.1 million, reflecting a $1.9 million decrease in sales of Ciena's pre-acquisition service offerings and a $0.8 million increase in service revenue from the MEN Business.
- Revenue from the United States for the fourth quarter of fiscal 2010 was $210.1 million, a decrease from $229.7 million in the third quarter of fiscal 2010. This decline reflects a decrease of $30.3 million in sales of Ciena's pre-acquisition portfolio and a $10.7 million increase in sales of products and services from the MEN Business.
- International revenue for the fourth quarter of fiscal 2010 was $207.6 million, an increase from $159.9 million in the third quarter of fiscal 2010. This increase reflects an increase of $32.2 million in sales of products and services from the MEN Business and $15.5 million in sales of Ciena's pre-acquisition portfolio.
- As a percentage of revenue, international revenue was 49.7% during the fourth quarter of fiscal 2010, an increase from 41.0% in the third quarter of fiscal 2010.
- For the fourth quarter of fiscal 2010, one customer accounted for greater than 10% of revenue, representing 15.2% of total revenue. This compares to two customers that accounted for 33.7% of revenue in the aggregate in the third quarter of fiscal 2010.

Revenue for fiscal 2010 was $1,236.6 million as compared to $652.6 million in fiscal 2009. Fiscal 2010 revenue consisted of $530.9 million from the MEN Business and $705.7 million in sales from Ciena's pre-acquisition portfolio. Fiscal 2010 revenue reflects increases of $406.5 million in Packet-Optical Transport, $127.2 million in Software and Services, and $104.0 million in Carrier Ethernet Service Delivery. These increases were partially offset by a $53.6 million decrease in Packet-Optical Switching. See "Results of Operations—Fiscal 2009 compared to Fiscal 2010" below for additional information regarding annual results.

Gross margin for the fourth quarter of fiscal 2010 was 40.3%, an increase from 37.0% in the third quarter of fiscal 2010. Gross margin for the fourth quarter fiscal 2010 benefited from increased software sales. Gross margin for the third quarter was adversely affected by higher costs associated with the revaluation of acquired inventory from the MEN Acquisition described above. Gross margin for fiscal 2010 was 40.2%, as compared to 43.6% in fiscal 2009. Product gross margin was 40.9% in fiscal 2010, a decrease from 45.9% in fiscal 2009. Gross margin for fiscal 2010 reflects the adverse effect of the valuation of inventory, which resulted in a $48.0 million increase in cost of goods sold during fiscal 2010. Lower gross margin during fiscal 2010 also reflects less favorable product and geographic mix. Specifically, fiscal 2010 gross margin was adversely affected by a $53.6 million decrease in sales of Packet-Optical Switching products and geographic mix, including a higher concentration of international revenue as a percentage of total revenue.

Operating expense was $249.6 million for the fourth quarter of fiscal 2010, a slight increase from $243.6 million in the third quarter of fiscal 2010. Fourth quarter operating expense includes increased costs associated with variable sales compensation, the acceleration of certain research and development initiatives, and the build-up of internal resources in preparation for an exit from key transition services. These increased costs were partially offset by the non-cash, unrealized gain of $13.8 million related to our contingent refund right associated with the Carling lease described above. Operating expense for our third and fourth quarters of fiscal 2010 include $17.0 million and $18.1 million, respectively, in acquisition and integration-related costs associated with the MEN Acquisition. Operating expense for fiscal 2010 was $819.3 million, compared to $864.1 million in fiscal 2009. Operating expense for fiscal 2009 reflects a goodwill impairment charge of $455.7 million. Excluding the effect of this charge, the significant increase in operating expense during fiscal 2010 reflects the expanded scale of our business from the MEN Acquisition. Operating expense for fiscal 2010 also includes $101.4 million in acquisition and integration-related costs and a $74.6 million increase in amortization of intangible assets, as compared to fiscal 2009, as a result of the MEN Acquisition.

Our loss from operations was $81.2 million in the fourth quarter of fiscal 2010 and $99.6 million in the third quarter of fiscal 2010. Our loss from operations for fiscal 2010 was $321.8 million. This compares to a loss from operations of $579.2 million in fiscal 2009. Our net loss was $80.3 million, or $0.86 per share, in the fourth quarter of fiscal 2010, and $109.9 million, or $1.18 per share, in the third quarter of fiscal 2010. Our net loss for fiscal 2010 was $333.5 million, or $3.58 per share. This compares to a net loss of $581.2 million, or $6.37 per share, in fiscal 2009. Net loss and operating loss for fiscal 2009 reflect the effect of a goodwill impairment charge during the second quarter of fiscal 2009 described above.

We used $25.8 million in cash from operations during the fourth quarter of fiscal 2010. Changes in working capital provided $2.0 million and net losses (adjusted for non-cash charges) used $27.8 million. Cash used from operations includes payments of $12.7 million related to acquisition and integration-related expense and restructuring costs, of which $9.9 million was reflected in changes in working capital and $22.6 million was reflected in net losses (adjusted for non-cash charges). This compares with the use of $130.0 million in cash from operations during the third quarter of fiscal 2010, consisting of $108.9 million for changes in working capital and $21.1 million from net losses (adjusted for non-cash charges). Cash used from operations in the third quarter includes payments of $28.0 million related to acquisition and integration-related expense and restructuring, of which $8.8 million was reflected in changes in working capital and $19.2 million was reflected in net losses (adjusted for non-cash charges).

We used $229.0 million in cash from operations during fiscal 2010, consisting of $112.2 million for changes in working capital and $116.8 million from net losses (adjusted for non-cash charges). Cash used from operations includes payments of $91.7 million related to acquisition and integration-related expense and restructuring costs, of which $18.2 million was reflected in changes in working capital and $109.9 million was reflected in net losses (adjusted for non-cash charges). This compares with cash generated from operations of $7.4 million in fiscal 2009, consisting of $3.8 million in cash from net income (adjusted for non-cash charges) and cash of $3.6 million from changes in working capital.

At October 31, 2010, we had $688.7 million in cash and cash equivalents. This compares to $470.2 million in cash and cash equivalents and $0.2 million of short-term investments as of July 31, 2010.

As of October 31, 2010, headcount was 4,201, a decrease from 4,214 at July 31, 2010, and an increase from 2,163 and 2,203 at October 31, 2009 and 2008, respectively.

Results of Operations

Our results of operations for the periods in fiscal 2010 reflect the operations of the MEN Business beginning on the March 19, 2010 acquisition date. We reorganized our internal organizational structure and the management of our business upon the MEN Acquisition, and as described in Note 20 of the Consolidated Financial Statements found under Item 8 of Part II of this report, present our results of operations based upon the following operating segments:

- PACKET-OPTICAL TRANSPORT includes optical transport solutions that increase network capacity and enable more rapid delivery of a broader mix of high-bandwidth services. These products are used by network operators to facilitate the cost effective and efficient transport of voice, video and data traffic in core networks, as well as regional, metro and access networks. Our principal products in this segment include the ActivFlex 6500 Packet-Optical Platform (ActivFlex 6500); ActivFlex 6110 Multiservice Optical Platform (ActivFlex 6110); ActivSpan 5200 (ActivSpan 5200); ActivSpan Common Photonic Layer (CPL); Optical Multiservice Edge 1000 series (OME 1000); and Optical Metro 3500 (OM 3500) from the MEN Business. This segment includes sales of our ActivSpan 4200® FlexSelect® Advanced Services Platform (ActivSpan 4200) and our Corestream® Agility Optical Transport System (Corestream) from Ciena's pre-acquisition portfolio. This segment also includes sales from legacy SONET/SDH products and legacy data networking products, as well as certain enterprise-oriented transport solutions that support storage and LAN extension, interconnection of data centers, and virtual private networks. This segment also includes operating system software and enhanced software features embedded in each of these products. Revenue from this segment is included in product revenue on the Consolidated Statement of Operations.
- PACKET-OPTICAL SWITCHING includes optical switching platforms that enable automated optical infrastructures for the delivery of a wide variety of enterprise and consumer-oriented network services. Our principal products in this segment include our CoreDirector® Multiservice Optical Switch, CoreDirector FS; and our ActivFlex 5400 family of Reconfigurable Switching Systems. These products include multiservice, multi-protocol switching systems that consolidate the functionality of an add/drop multiplexer, digital cross-connect and packet switch into a single, high-capacity intelligent switching system. These products address both the core and metro segments of communications networks and support key managed service services, Ethernet/TDM Private Line, Triple Play and IP services. This segment also includes sales of operating system software and enhanced software

features embedded in each of these products. Revenue from this segment is included in product revenue on the Consolidated Statement of Operations.

- CARRIER ETHERNET SERVICE DELIVERY includes the ActivEdge 3900 family of service delivery switches and service aggregation switches, as well as the ActivEdge 5100 family. These products support the access and aggregation tiers of communications networks and have principally been deployed to support wireless backhaul infrastructures and business data services. Employing sophisticated Carrier Ethernet switching technology, these products deliver quality of service capabilities, virtual local area networking and switching functions, and carrier-grade operations, administration, and maintenance features. This segment includes the metro Ethernet routing switch (MERS) product line from the MEN Business and our legacy broadband products, including our CNX-5 Broadband DSL System (CNX-5), that transitions legacy voice networks to support Internet-based (IP) telephony, video services and DSL. This segment also includes sales of operating system software and enhanced software features embedded in each of these products. Revenue from this segment is included in product revenue on the Consolidated Statement of Operations.
- SOFTWARE AND SERVICES includes our integrated network and service management software designed to automate and simplify network management and operation, while increasing network performance and functionality. These software solutions can track individual services across multiple product suites, facilitating planned network maintenance, outage detection and identification of customers or services affected by network troubles. This segment also includes a broad range of consulting and support services, including installation and deployment, maintenance support, consulting, network design and training activities. Except for revenue from the software portion of this segment, which is included in product revenue, revenue from this segment is included in services revenue on the Consolidated Statement of Operations.

Fiscal 2009 Compared to Fiscal 2010

Revenue

The table below (in thousands, except percentage data) sets forth the changes in our operating segment revenue for the periods indicated:

	FISCAL YEAR				INCREASE	
	2009	%*	2010	%*	(DECREASE)	%**
Revenue:						
Packet-Optical Transport	$299,088	45.8	$ 705,551	57.0	$406,463	135.9
Packet-Optical Switching	165,705	25.4	112,058	9.1	(53,647)	(32.4)
Carrier Ethernet Service Delivery	75,125	11.5	179,083	14.5	103,958	138.4
Software and Services	112,711	17.3	239,944	19.4	127,233	112.9
Consolidated revenue	$652,629	100.0	$1,236,636	100.0	$584,007	89.5

* Denotes % of total revenue
** Denotes % change from 2009 to 2010

- PACKET-OPTICAL TRANSPORT REVENUE for fiscal 2010 reflects the addition of $409.6 million in revenue from the MEN Business. The addition of MEN Business revenue reflects $208.0 million of sales relating to ActivFlex 6500, largely driven by service provider demand for high-capacity, coherent transport, in support of 40G and 100G network infrastructures. Packet-Optical Transport revenue also benefited from the addition of sales from the MEN Business of $115.8 million of ActivSpan 5200, $39.1 million of CPL, $16.2 million of OM 3500, $15.5 million of legacy and other transport products and $15.0 million of ActivFlex 6110. Packet-Optical Transport revenue benefited from a $13.2 million increase in ActivSpan 4200 revenue during fiscal 2010, largely driven by metro network builds and latency sensitive applications. These increases were offset by an $11.5 million decrease in Corestream sales and a $4.8 million decrease in sales of legacy and other Packet-Optical Transport products.
- PACKET-OPTICAL SWITCHING REVENUE decreased reflecting a $53.6 million decline in CoreDirector revenue. Packet-Optical Switching revenue principally reflects our CoreDirector platform, which has a concentrated customer

base. As a result, revenue can fluctuate considerably depending upon individual customer purchasing decisions. We believe Packet-Optical Switching product revenue was also adversely affected in fiscal 2010 by deferred customer purchasing decisions and the effect of carrier sales cycles as we effect a platform transition from CoreDirector to our next-generation, high-capacity ActivFlex 5400 family of Reconfigurable Switching Systems.

- CARRIER ETHERNET SERVICE DELIVERY REVENUE increased significantly, reflecting an $86.5 million increase in sales of our ActivEdge 3900 service-delivery switches and ActivEdge 5100 service aggregation switches in support of wireless backhaul deployments. Quarterly revenue for these products remains subject to fluctuation due to customer concentration and customer buying cycles. Carrier Ethernet Service Delivery revenue also benefitted from the addition of $9.6 million in sales of our MERS product from the MEN Business and an $8.2 million increase in CNX-5 sales in support of residential DSL.
- SOFTWARE AND SERVICES REVENUE increased primarily due to the addition of $86.6 million in maintenance support revenue and $20.8 million in installation and deployment services from the MEN Business. Segment revenue also benefited from a $14.9 million increase in maintenance support revenue from Ciena's pre-acquisition portfolio and a $4.9 million increase in software revenue.

Revenue from sales to customers outside of the United States is reflected as International in the geographic distribution of revenue below. The table below (in thousands, except percentage data) sets forth the changes in geographic distribution of revenue for the periods indicated:

	FISCAL YEAR				INCREASE	
	2009	%*	2010	%*	(DECREASE)	%**
United States	$419,405	64.3	$ 744,232	60.2	$324,827	77.4
International	233,224	35.7	492,404	39.8	259,180	111.1
Total	$652,629	100.0	$1,236,636	100.0	$584,007	89.5

* Denotes % of total revenue
** Denotes % change from 2009 to 2010

- UNITED STATES REVENUE increased primarily due to a $189.8 million increase in sales of Packet-Optical Transport products, principally as a result of the MEN Acquisition, a $94.1 million increase in sales of Carrier Ethernet Service Delivery products, and a $72.5 million increase in services revenue. These increases offset a $34.3 million decrease in Packet-Optical Switching revenue.
- INTERNATIONAL REVENUE increased primarily due to a $216.7 million increase in Packet-Optical Transport revenue, principally as a result of the MEN Acquisition, a $49.8 million increase in services revenue and a $9.9 million increase in sales of Carrier Ethernet Service Delivery products. These increases offset a $19.4 million decrease in Packet-Optical Switching revenue.

While our concentration in revenue has lessened somewhat as a result of the MEN Acquisition, a sizable portion of our revenue continues to come from sales to a small number of service providers, particularly within our Packet-Optical Switching and Carrier-Ethernet Service Delivery businesses. As a result, our results are significantly affected by spending levels and the business challenges encountered by our largest customers. Moreover, our contracts do not have terms that obligate these customers to purchase any minimum or specific amounts of equipment or services. Our concentration of revenue can be adversely affected by consolidation activity among our large customers. In addition, some of our customers are pursuing efforts to outsource the management and operation of their networks, or have indicated a procurement strategy to reduce the number of vendors from which they purchase equipment. In April 2010, we were selected as a domain network equipment supplier by AT&T for its optical transport network and metro and core transport domains. Being named as a vendor in multiple technology domains under this program affords us an opportunity to forge a more collaborative technology relationship across these product platforms. Sales to AT&T were $128.2 million or 19.6% of our revenue in fiscal 2009 and $267.4 million or 21.6% of our revenue in fiscal 2010. We did not have any other customers accounting for greater than 10% of revenue in fiscal 2009 or 2010.

Cost of Goods Sold and Gross Profit

Product cost of goods sold consists primarily of amounts paid to third-party contract manufacturers, component costs, employee-related costs and overhead, shipping and logistics costs associated with manufacturing-related operations, warranty and other contractual obligations, royalties, license fees, amortization of intangible assets, cost of excess and obsolete inventory and, when applicable, estimated losses on committed customer contracts.

Services cost of goods sold consists primarily of direct and third-party costs, including employee-related costs, associated with our provision of services including installation, deployment, maintenance support, consulting and training activities, and, when applicable, estimated losses on committed customer contracts.

Gross profit as a percentage of revenue, or "gross margin," continues to be susceptible to quarterly fluctuation due to a number of factors. Gross margin can vary significantly depending upon the mix and concentration of products, the mix of lower margin common equipment, geographic mix and the mix of customers and services in a given fiscal quarter. Gross margin can also be affected by our introduction of new products, charges for excess and obsolete inventory, changes in warranty costs and sales volume. Gross margin can also be adversely affected by the competitive environment and level of pricing pressure we encounter. The combination of uncertain market conditions, recent constraints on customer capital expenditures and increased competition has resulted in a heightened customer focus on pricing and return on network investment, as customers address network traffic growth and strive to increase revenue and profit. Our exposure to pricing pressure has been most severe in metro and core applications for our Packet-Optical Transport platforms, which we expect will comprise a greater percentage of our overall revenue as a result of the MEN Acquisition. As a result, and in an effort to retain or secure customers, enter new markets or capture market share, in the past we have and in the future we may agree to pricing or other unfavorable commercial terms that result in lower or negative gross margins on a particular order or group of orders. These arrangements would adversely affect our gross margins and results of operations. We expect that gross margins will also be subject to fluctuation based on our level of success in driving cost reductions and rationalizing our supply chain and third party contract manufacturers as part of the MEN Acquisition integration activities.

Service gross margin can be affected by the mix of customers and services, particularly the mix between deployment and maintenance services, geographic mix and the timing and extent of any investments in internal resources to support this business.

The tables below (in thousands, except percentage data) set forth the changes in revenue, cost of goods sold and gross profit for the periods indicated:

	FISCAL YEAR				INCREASE	
	2009	%*	2010	%*	(DECREASE)	%**
Total revenue	$652,629	100.0	$1,236,636	100.0	$584,007	89.5
Total cost of goods sold	367,799	56.4	739,135	59.8	371,336	101.0
Gross profit	$284,830	43.6	$ 497,501	40.2	$212,671	74.7

* Denotes % of total revenue
** Denotes % change from 2009 to 2010

	FISCAL YEAR				INCREASE	
	2009	%*	2010	%*	(DECREASE)	%**
Product revenue	$547,522	100.0	$1,009,239	100.0	$461,717	84.3
Product cost of goods sold	296,170	54.1	596,704	59.1	300,534	101.5
Product gross profit	$251,352	45.9	$ 412,535	40.9	$161,183	64.1

* Denotes % of product revenue
** Denotes % change from 2009 to 2010

	FISCAL YEAR				INCREASE	
	2009	%*	2010	%*	(DECREASE)	%**
Service revenue	$105,107	100.0	$227,397	100.0	$122,290	116.3
Service cost of goods sold	71,629	68.1	142,431	62.6	70,802	98.8
Service gross profit	$ 33,478	31.9	$ 84,966	37.4	$ 51,488	153.8

* Denotes % of service revenue
** Denotes % change from 2009 to 2010

- GROSS PROFIT AS A PERCENTAGE OF REVENUE decreased due to lower product gross margins described below, partially offset by improved service gross margin.
- GROSS PROFIT ON PRODUCTS AS A PERCENTAGE OF PRODUCT REVENUE decreased due to a number of items relating to the MEN Acquisition that increased costs of goods sold during fiscal 2010. These items include the revaluation of inventory described in "Overview" above, excess purchase commitment losses on Ciena's pre-acquisition inventory relating to product rationalization decisions, and increased amortization of intangible assets. Fiscal 2010 gross profit was also adversely affected by a lower concentration of Packet-Optical Switching revenue. These additional costs were offset by lower warranty and excess and obsolete inventory charges as compared to fiscal 2009. Gross margin for fiscal 2009 was negatively affected by a $5.8 million charge related to two committed customer sales contracts that resulted in a negative gross margin on the initial phases of the customers' deployment.
- GROSS PROFIT ON SERVICES AS A PERCENTAGE OF SERVICES REVENUE increased due to higher concentration of maintenance support and professional services as a percentage of revenue, and improved operational efficiencies.

Operating Expense

Research and development expense primarily consists of salaries and related employee expense (including share-based compensation expense), prototype costs relating to design, development, testing of our products, depreciation expense and third-party consulting costs.

Sales and marketing expense primarily consists of salaries, commissions and related employee expense (including share-based compensation expense), and sales and marketing support expense, including travel, demonstration units, trade show expense, and third-party consulting costs.

General and administrative expense primarily consists of salaries and related employee expense (including share-based compensation expense), and costs for third-party consulting and other services.

Amortization of intangible assets primarily reflects purchased technology and customer relationships from our acquisitions.

Excluding the effect of the goodwill impairment charges in fiscal 2009, increased operating expense for fiscal 2010 principally reflects the increased scale of our business resulting from the MEN Acquisition on March 19, 2010. The table below (in thousands, except percentage data) sets forth the changes in operating expense for the periods indicated:

	FISCAL YEAR				INCREASE	
	2009	%*	2010	%*	(DECREASE)	%**
Research and development	$190,319	29.2	$327,626	26.5	$ 137,307	72.1
Selling and marketing	134,527	20.6	193,515	15.6	58,988	43.8
General and administrative	47,509	7.3	102,692	8.3	55,183	116.2
Acquisition and integration costs	—	0.0	101,379	8.2	101,379	100.0
Amortization of intangible assets	24,826	3.8	99,401	8.0	74,575	300.4
Restructuring costs	11,207	1.7	8,514	0.7	(2,693)	(24.0)
Goodwill impairment	455,673	69.8	—	0.0	(455,673)	(100.0)
Change in fair value of contingent consideration	—	0.0	(13,807)	n/a	(13,807)	100.0
Total operating expenses	$864,061	132.4	$819,320	66.2	$ (44,741)	(5.2)

* Denotes % of total revenue
** Denotes % change from 2009 to 2010

- RESEARCH AND DEVELOPMENT EXPENSE was adversely affected by $13.9 million in foreign exchange rates, primarily due to the weakening of the U.S. dollar in relation to the Canadian dollar. The $137.3 million increase primarily reflects increases of $65.6 million in employee compensation and related costs, $34.6 million in professional services and fees, $17.4 million in facilities and information systems, $12.2 million in depreciation expense and $4.9 million in prototype expense related to the development initiatives described above.
- SELLING AND MARKETING EXPENSE benefited by $1.6 million in foreign exchange rates primarily due to the strengthening of the U.S. dollar in relation to the Euro. The $59.0 million increase primarily reflects increases of $41.8 million in employee compensation and related costs, $6.4 million in travel-related expenditures, $4.3 million in facilities and information systems and $2.8 million in professional services and fees.
- GENERAL AND ADMINISTRATIVE EXPENSE increased by $21.9 million in consulting service expense, $17.7 million in facilities and information systems expense and $11.7 million in employee compensation and related costs.
- ACQUISITION AND INTEGRATION COSTS are related to the MEN Acquisition. As of October 31, 2010, we have incurred $101.4 million in transaction, consulting and third party service fees. We expect to incur approximately $58.0 million in additional expense relating to acquisition and integration activities in fiscal 2011, a significant portion of which will be recognized as operating expense.
- AMORTIZATION OF INTANGIBLE ASSETS increased due to the acquisition of additional intangible assets as a result of the MEN Acquisition. See Note 2 to our Consolidated Financial Statements in Item 8 of Part II of this report.
- RESTRUCTURING COSTS for fiscal 2010 primarily reflect the headcount reductions and restructuring activities described in the "Overview—Restructuring Activities" above.
- GOODWILL IMPAIRMENT COSTS reflect the impairment of goodwill and resulting charge incurred in fiscal 2009 as described in Note 4 to our Consolidated Financial Statements in Item 8 of Part II of this report.
- CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION is related to the contingent refund right we received relating to the Carling lease entered into as part of the MEN Acquisition. As a result of a change in circumstances and outcome probabilities during the fourth quarter of fiscal 2010, we recorded a $13.8 million change in fair value. See Notes 2 and 23 to our Consolidated Financial Statements in Item 8 of Part II for additional information relating to the early termination of the Carling lease.

Other Items

The table below (in thousands, except percentage data) sets forth the changes in other items for the periods indicated:

	FISCAL YEAR				INCREASE	
	2009	%*	2010	%*	(DECREASE)	%**
Interest and other income, net	$ 9,487	1.5	$ 3,917	0.3	$ (5,570)	(58.7)
Interest expense	$ 7,406	1.1	$18,619	1.5	$11,213	151.4
Loss on cost method investments	$ 5,328	0.8	$ —	0.0	$ (5,328)	(100.0)
Gain on extinguishment of debt	$ —	0.0	$ 4,948	0.4	$ 4,948	100.0
Provision (benefit) for income taxes	$(1,324)	(0.2)	$ 1,941	0.2	$ 3,265	(246.6)

* Denotes % of total revenue
** Denotes % change from 2009 to 2010

- INTEREST AND OTHER INCOME, NET decreased as a result of a $9.5 million decrease in interest income due to lower interest rates and lower invested balances. Decreased interest and other income, net also reflects a $2.0 million charge relating to the termination of an indemnification asset upon the expiration of the statute of limitations applicable to one of the uncertain tax contingencies acquired as part of the MEN Acquisition. These items were partially offset by a $3.8 million gain due to the positive effect of foreign exchange rates on assets and liabilities denominated in currency other than the relevant functional currency, and a $2.5 million non-cash gain related to the change in fair value of the redemption feature associated with our 4.0% convertible senior notes due March 15, 2015. See Notes 7 and 15 to the Consolidated Financial Statements found under Item 8 of Part II of this report for more information regarding the issuance of these convertible notes and the fair value of the redemption feature contained therein.
- INTEREST EXPENSE increased due to our private placements during fiscal 2010 of $375.0 million in aggregate principal amount of 4.0% convertible senior notes due March 15, 2015 and $350.0 million in aggregate principal amount of 3.75% convertible senior notes due October 15, 2018. See Note 15 to the Consolidated Financial Statements found under Item 8 of Part II of this report.
- LOSS ON COST METHOD INVESTMENTS during fiscal 2009 was due to the decline in value of our investments in two privately held technology companies that were determined to be other-than-temporary.
- GAIN ON EXTINGUISHMENT OF DEBT for fiscal 2010 resulted from our repurchase of $81.8 million in aggregate principal amount of our outstanding 0.25% convertible notes in privately negotiated transactions for $76.1 million. We recorded a gain on the extinguishment of debt in the amount of $4.9 million, which consists of the $5.7 million gain from the repurchase of the notes, less $0.8 million of associated debt issuance costs.
- PROVISION (BENEFIT) FOR INCOME TAXES increased primarily due to a decrease in refundable federal tax credits.

Fiscal 2008 Compared to Fiscal 2009

Revenue

Revenue for fiscal 2009 reflects the weakness, volatility and uncertainty presented by the global market conditions that we encountered during the year. Our fiscal 2009 revenue reflects cautious spending, primarily among our largest service provider customers, as they sought to conserve capital, reduce debt or address uncertainties or changes in their own business models brought on by broader market challenges.

The table below (in thousands, except percentage data) sets forth the changes in our operating segment revenue for the periods indicated:

	FISCAL YEAR				INCREASE	
	2008	%*	2009	%*	(DECREASE)	%**
Revenue:						
Packet-Optical Transport	$447,542	49.6	$299,088	45.8	$(148,454)	(33.2)
Packet-Optical Switching	270,458	30.0	165,705	25.4	(104,753)	(38.7)
Carrier Ethernet Service Delivery	60,499	6.7	75,125	11.5	14,626	24.2
Software and Services	123,949	13.7	112,711	17.3	(11,238)	(9.1)
Consolidated revenue	$902,448	100.0	$652,629	100.0	$(249,819)	(27.7)

* Denotes % of total revenue
** Denotes % change from fiscal 2008 to fiscal 2009

- **PACKET-OPTICAL TRANSPORT REVENUE** decreased primarily due to decreases of $108.1 million in Corestream and $40.9 million in legacy transport and data networking systems. These declines were primarily due to unfavorable market conditions as described above. In spite of these market conditions, revenue from our ActivSpan 4200 was unchanged during fiscal 2009.
- **PACKET-OPTICAL SWITCHING REVENUE** decreased reflecting a decline in CoreDirector revenue. We believe the decline in CoreDirector revenue was due to unfavorable market conditions and constrained spending. Revenue for this segment is subject to significant fluctuations due to its highly concentrated customer base.
- **CARRIER ETHERNET SERVICE DELIVERY REVENUE** increased due to a $33.8 million increase in sales of our ActivEdge 3900 service-delivery switches and ActivEdge 5100 service aggregation switches in support of wireless backhaul deployments. This increase was partially offset by a $19.2 million decrease in CNX-5 sales.
- **SOFTWARE AND SERVICES REVENUE** decreased primarily due to a $10.9 million decrease in deployment services due to lower sales volume and installation activity.

Revenue from sales to customers outside of the United States is reflected as International in the geographic distribution of revenue below. The table below (in thousands, except percentage data) sets forth the changes in geographic distribution of revenue for the periods indicated:

	FISCAL YEAR				INCREASE	
	2008	%*	2009	%*	(DECREASE)	%**
United States	$590,868	65.5	$419,405	64.3	$(171,463)	(29.0)
International	311,580	34.5	233,224	35.7	(78,356)	(25.1)
Total	$902,448	100.0	$652,629	100.0	$(249,819)	(27.7)

* Denotes % of total revenue
** Denotes % change from 2008 to 2009

- **UNITED STATES REVENUE** decreased primarily due to a $90.0 million decrease in sales of Packet-Optical Transport products, principally as a result of lower Corestream sales, an $87.0 million decrease in sales of Packet-Optical Switching products and a $4.7 million decrease in sales of software and services. These decreases were partially offset by a $10.2 million increase in sales of Carrier Ethernet Service Delivery products.
- **INTERNATIONAL REVENUE** decreased primarily due to a $58.5 million decrease in sales of Packet-Optical Transport products, a $17.8 million decrease in sales of Packet-Optical Switching products and a $6.5 million decrease in sales of software and services. These decreases were partially offset by a $4.4 million increase in sales of Carrier Ethernet Service Delivery products.

Certain customers each accounted for at least 10% of our revenue for the periods indicated (in thousands, except percentage data) as follows:

	FISCAL YEAR			
	2008	%*	2009	%*
AT&T	$227,737	25.2	$128,233	19.6
BT	113,981	12.6	n/a	—
Total	$341,718	37.8	$128,233	19.6

n/a Denotes revenue representing less than 10% of total revenue for the period
* Denotes % of total revenue

Gross Profit and Cost of Good Sold

The tables below (in thousands, except percentage data) set forth the changes in revenue, cost of goods sold and gross profit for the periods indicated:

	FISCAL YEAR					
	2008	%*	2009	%*	INCREASE (DECREASE)	%**
Total revenue	$902,448	100.0	$652,629	100.0	$(249,819)	(27.7)
Total cost of goods sold	451,521	50.0	367,799	56.4	(83,722)	(18.5)
Gross profit	$450,927	50.0	$284,830	43.6	$(166,097)	(36.8)

* Denotes % of total revenue
** Denotes % change from 2008 to 2009

	FISCAL YEAR					
	2008	%*	2009	%*	INCREASE (DECREASE)	%**
Product revenue	$791,415	100.0	$547,522	100.0	$(243,893)	(30.8)
Product cost of goods sold	371,238	46.9	296,170	54.1	(75,068)	(20.2)
Product gross profit	$420,177	53.1	$251,352	45.9	$(168,825)	(40.2)

* Denotes % of product revenue
** Denotes % change from 2008 to 2009

	FISCAL YEAR					
	2008	%*	2009	%*	INCREASE (DECREASE)	%**
Service revenue	$111,033	100.0	$105,107	100.0	$(5,926)	(5.3)
Service cost of goods sold	80,283	72.3	71,629	68.1	(8,654)	(10.8)
Service gross profit	$ 30,750	27.7	$ 33,478	31.9	$ 2,728	8.9

* Denotes % of service revenue
** Denotes % change from 2008 to 2009

- GROSS PROFIT AS A PERCENTAGE OF REVENUE decreased due to lower product gross margins described below, partially offset by improved service gross margin.
- GROSS PROFIT ON PRODUCTS AS A PERCENTAGE OF PRODUCT REVENUE decreased due to less favorable product and geographic mix, including fewer sales of Packet-Optical Switching products as a percentage of total revenue, increased charges related to losses on committed customer sales contracts and higher charges relating to warranty. Gross profit as a percentage of revenue for fiscal 2008 reflects a $5.3 million increase in product cost of goods sold related to the revaluation of the acquired inventory from our acquisition of World Wide Packets. See Note 2 to the Consolidated Financial Statements in Item 8 of Part II of this report.
- GROSS PROFIT ON SERVICES AS A PERCENTAGE OF SERVICES REVENUE increased due to higher sales of maintenance contracts as a percentage of services revenue. Services gross margin remains heavily dependent upon the mix of services in a given period and may fluctuate from quarter to quarter.

Operating Expense

The table below (in thousands, except percentage data) sets forth the changes in operating expense for the periods indicated:

	FISCAL YEAR				INCREASE	
	2008	%*	2009	%*	(DECREASE)	%**
Research and development	$175,023	19.4	$190,319	29.2	$ 15,296	8.7
Selling and marketing	152,018	16.8	134,527	20.6	(17,491)	(11.5)
General and administrative	68,639	7.6	47,509	7.3	(21,130)	(30.8)
Amortization of intangible assets	32,264	3.6	24,826	3.8	(7,438)	(23.1)
Restructuring costs	1,110	0.1	11,207	1.7	10,097	909.6
Goodwill impairment	—	—	455,673	69.8	455,673	100.0
Total operating expenses	$429,054	47.5	$864,061	132.4	$435,007	101.4

* Denotes % of total revenue

** Denotes % change from 2008 to 2009

- RESEARCH AND DEVELOPMENT EXPENSE benefited by $5.3 million in favorable foreign exchange rates primarily due to the comparative strength of the U.S. dollar in relation to the previous year. The resulting $15.3 million net increase principally reflects an increase in prototype expense of $15.4 million. Other increases include $5.4 million in facilities and information systems expense, $2.8 million in depreciation expense, and higher employee compensation cost of $0.6 million, including a $2.6 million increase in share-based compensation expense. These increases were partially offset by decreases of $4.8 million in consulting services expense, $2.7 million in technology related expenses and $0.8 million in travel expense.
- SELLING AND MARKETING EXPENSE benefited by $2.8 million in favorable foreign exchange rates primarily due to the comparative strength of the U.S. dollar in relation to the previous year. The resulting $17.5 million net change reflects decreases of $7.8 million in employee compensation cost, $3.0 million in travel-related costs, $2.9 million in marketing program costs and $2.4 million in consulting services expense. These decreases were partially offset by a $1.2 million increase in facilities and information systems expense.
- GENERAL AND ADMINISTRATIVE EXPENSE benefited by $0.5 million in favorable foreign exchange rates primarily due to the comparative strength of the U.S. dollar in relation to the previous year. The resulting $21.1 million net change reflects decreases of $6.1 million in employee compensation cost, $4.1 million in consulting services expense, $1.7 million in facilities and information systems expense, and $0.7 million in technology-related expense. Expense for fiscal 2008 included $7.7 million associated with the settlement of patent litigation.
- AMORTIZATION OF INTANGIBLE ASSETS decreased due to certain intangible assets reaching the end of their useful life and becoming fully amortized during fiscal 2009.
- RESTRUCTURING COSTS during fiscal 2009 were primarily related to a headcount reduction of approximately 200 employees, the closure of our Acton, Massachusetts research and development facility and revisions of estimates related to previously restructured facilities. Restructuring costs for fiscal 2008 principally reflects costs associated with a workforce reduction of 56 employees during the fourth quarter.
- GOODWILL IMPAIRMENT reflects an impairment charge of $455.7 million in the second quarter of fiscal 2009. Based on a combination of factors, including the macroeconomic conditions described above and a sustained decline in our common stock price and market capitalization below our net book value, we conducted an interim impairment assessment of goodwill during the second quarter of fiscal 2009. The conclusion of this assessment was the write-off of all goodwill remaining on our balance sheet.

Other items

The table below (in thousands, except percentage data) sets forth the changes in other items for the periods indicated:

	FISCAL YEAR				INCREASE	
	2008	%*	2009	%*	(DECREASE)	%**
Interest and other income, net	$36,762	4.1	$ 9,487	1.5	$(27,275)	(74.2)
Interest expense	$12,927	1.4	$ 7,406	1.1	$ (5,521)	(42.7)
Realized loss due to impairment of marketable debt investments	$ 5,101	0.6	$ —	—	$ (5,101)	(100.0)
Loss on cost method investments	$ —	—	$ 5,328	0.8	$ 5,328	100.0
Gain on extinguishment of debt	$ 932	0.1	$ —	—	$ (932)	(100.0)
Provision (benefit) for income taxes	$ 2,645	0.3	$(1,324)	(0.2)	$ (3,969)	(150.1)

* Denotes % of total revenue
** Denotes % change from 2008 to 2009

- INTEREST AND OTHER INCOME, NET decreased due to lower average cash and investment balances and lower interest rates. Lower cash balances primarily relate to the repayment at maturity of the $542.3 million principal outstanding on our 3.75% convertible notes during the first quarter of fiscal 2008 and our use of $210.0 million in cash consideration and related expenses associated with our acquisition of WWP in the second quarter of fiscal 2008.
- INTEREST EXPENSE decreased primarily due to the repayment of 3.75% convertible notes at maturity at the end of the first quarter of fiscal 2008.
- REALIZED LOSS DUE TO IMPAIRMENT OF MARKETABLE DEBT INVESTMENTS for fiscal 2008 reflects a loss related to commercial paper investments in two structured investment vehicles (SIVs) that entered into receivership during the fourth quarter of fiscal 2007 and failed to make payment at maturity. These SIVs completed their restructuring activities during fiscal 2008 and, as of the end of fiscal 2009, we no longer held these investments.
- LOSS ON COST METHOD INVESTMENTS during fiscal 2009 was due to the decline in value of our investments in two privately held technology companies that were determined to be other-than-temporary.
- GAIN ON EXTINGUISHMENT OF DEBT reflects our repurchase of $2.0 million in principal amount of our outstanding 0.25% convertible senior notes due May 1, 2013 in an open market transaction. We used $1.0 million of our cash to effect this repurchase, which resulted in a gain of approximately $0.9 million.
- PROVISION (BENEFIT) FOR INCOME TAXES decreased primarily due to refundable federal tax credits made available by recent economic stimulus tax law changes. Availability of refundable credits expired on December 31, 2009.

Operating Segment Profit (Loss)

Segment Profit (Loss)

Segment profit (loss) is determined based on the revenue, cost of goods sold and research and development costs for the relevant segment. The table below (in thousands, except percentage data) sets forth the changes in our segment profit (loss) for the respective periods:

	FISCAL YEAR		INCREASE	
	2009	2010	(DECREASE)	%*
Segment profit (loss):				
Packet-Optical Transport	$21,535	$67,357	$ 45,822	212.8
Packet-Optical Switching	60,302	15,173	(45,129)	(74.8)
Carrier Ethernet Service Delivery	(9,575)	28,074	37,649	(393.2)
Software and Services	22,249	53,432	31,183	140.2

* Denotes % change from 2009 to 2010

- PACKET-OPTICAL TRANSPORT SEGMENT PROFIT for fiscal 2010 reflects increased sales volume resulting in additional product gross profit, partially offset by increased research and development costs due to the MEN Acquisition.
- PACKET-OPTICAL SWITCHING SEGMENT PROFIT declined due to decreased sales volume resulting in reduced product gross profit, and increased research and development costs.
- CARRIER ETHERNET SERVICE DELIVERY SEGMENT PROFIT improved significantly due to increased sales volume resulting in additional gross profit, partially offset by increased research and development costs.
- SOFTWARE AND SERVICES SEGMENT PROFIT improved due to increased sales volume and improved gross margin, both of which resulted in additional gross profit, partially offset by increased research and development costs.

The table below (in thousands, except percentage data) sets forth the changes in our segment profit (loss), including the presentation of prior periods to reflect the change in reportable segments, for the respective periods:

	FISCAL YEAR		INCREASE	
	2008	2009	(DECREASE)	%*
Segment profit (loss):				
Packet-Optical Transport	$110,905	$21,535	$(89,370)	(80.6)
Packet-Optical Switching	151,084	60,302	(90,782)	(60.1)
Carrier Ethernet Service Delivery	(17,764)	(9,575)	8,189	46.1
Software and Services	31,679	22,249	(9,430)	(29.8)

* Denotes % change from 2008 to 2009

- PACKET-OPTICAL TRANSPORT SEGMENT PROFIT decreased primarily due to lower sales volume, increased charges related to losses on committed customer sales contracts and higher charges relating to warranty resulting in lower gross profit. In addition, segment profit was reduced by increased research and development costs.
- PACKET-OPTICAL SWITCHING SEGMENT PROFIT decreased primarily due to lower sales volume, resulting in reduced gross profit, partially offset by decreased research and development costs.
- CARRIER ETHERNET SERVICE DELIVERY SEGMENT LOSS improved primarily due to increased sales volume, resulting in higher gross profit, and decreased research and development costs.
- SOFTWARE AND SERVICES SEGMENT PROFIT decreased due to lower sales volume, resulting in lower gross profit, and increased research and development costs.

Liquidity and Capital Resources

At October 31, 2010, our principal sources of liquidity were cash and cash equivalents. The following table summarizes our cash and cash equivalents and investments (in thousands):

	OCTOBER 31,		INCREASE
	2009	2010	(DECREASE)
Cash and cash equivalents	$ 485,705	$688,687	$ 202,982
Short-term investments in marketable debt securities	563,183	—	(563,183)
Long-term investments in marketable debt securities	8,031	—	(8,031)
Total cash and cash equivalents and investments in marketable debt securities	$1,056,919	$688,687	$(368,232)

The decrease in total cash and cash equivalents and investments during fiscal 2010 was primarily related to the following:

- $693.2 million related to the purchase price for the MEN Acquisition;
- $76.1 million for the repurchase of a portion of our 0.25% convertible senior notes due May 1, 2013;
- $51.2 million for equipment, furniture, fixtures and intellectual property;
- $24.5 million transferred to restricted cash related to as collateral for our standby letters of credit; and

- $229.0 million cash used from operations, consisting of $112.2 million for changes in working capital and $116.8 million from net losses (adjusted for non-cash charges). Cash used from operations includes payments of $91.7 million related to acquisition and integration-related expense and restructuring costs, of which $18.2 million was reflected in changes in working capital and $109.9 million was reflected in net losses (adjusted for non-cash charges).

These payments were partially offset by our receipt of $364.3 million in net proceeds from the private placement of $375.0 million in aggregate principal amount of 4.0% convertible senior notes due March 15, 2015 and $340.4 million in net proceeds from the private placement of $350.0 million in aggregate principal amount of 3.75% convertible senior notes due October 15, 2018. See Notes 2 and 15 to the Consolidated Financial Statements under Item 8 of Part II of this report for more information regarding the MEN Acquisition and our issuance of convertible notes during fiscal 2010.

Based on past performance and current expectations, we believe that our cash and cash equivalents and cash generated from operations will satisfy our working capital needs, capital expenditures, and other liquidity requirements associated with our existing operations through at least the next 12 months. As expected, the investment in working capital for fiscal 2010 reflects the increased scale of business as the result of the MEN Acquisition and the lower net working capital transferred to Ciena at closing, which resulted in a purchase price adjustment following the closing. We regularly evaluate our liquidity position and the anticipated cash needs of the business to fund our operating plans as well as any capital raising opportunities that may be available to us.

The following sections set forth the components of our $229.0 million of cash used by operating activities for fiscal 2010:

Net Losses (Adjusted for Non-Cash Charges)

The following table sets forth (in thousands) our net losses (adjusted for non-cash charges) for fiscal 2010:

	YEAR ENDED OCTOBER 31, 2010
Net loss	$(333,514)
Adjustments for non-cash charges:	
Gain on extinguishment of debt	(4,948)
Amortization of premium on marketable debt securities	574
Change in fair value of embedded redemption feature	(2,510)
Change in fair value of contingent consideration	(13,807)
Depreciation of equipment, furniture and fixtures, and amortization of leasehold improvements	42,789
Share-based compensation costs	35,560
Amortization of intangible assets	127,018
Deferred tax provision	700
Provision for inventory excess and obsolescence	13,696
Provision for warranty	15,353
Other	2,296
Net losses (adjusted for non-cash charges)	$(116,793)

Working Capital

Accounts Receivable, Net

Excluding the addition of $7.1 million of unbilled Receivables recorded upon completion of the MEN Acquisition, cash used by accounts receivable, net of allowance for doubtful accounts receivable, was $218.2 million from the end of fiscal 2009 through the end of fiscal 2010 due to higher sales volume. Our days sales outstanding (DSOs) increased from 65 days for fiscal 2009 to 100 days for fiscal 2010. The significantly increased DSOs for fiscal 2010 reflect the timing of the MEN Acquisition and the effect on this calculation of having only a partial year of revenue from the MEN Business. Utilizing annualized fourth quarter revenue for purposes of this calculation would have resulted in DSOs of 74 days.

The following table sets forth (in thousands) changes to our accounts receivable, net of allowance for doubtful accounts receivable, from the end of fiscal 2009 through the end of fiscal 2010:

	OCTOBER 31,		INCREASE
	2009	2010	(DECREASE)
Accounts receivable, net	$118,251	$343,582	$225,331

Inventory

Excluding the addition of $146.3 million of inventory recorded upon completion of the MEN Acquisition, cash consumed by inventory for fiscal 2010 was $41.0 million due to increased inventory levels to support a higher sales volume. Our inventory turns decreased from 3.4 for fiscal 2009 to 2.3 for fiscal 2010 primarily due to effect of the mid-year MEN Acquisition. The significantly decreased inventory turns for fiscal 2010 reflect the timing of the MEN Acquisition and the effect on this calculation of having only a partial year of cost of goods sold from the MEN Business. Utilizing annualized fourth quarter product cost of good sold, inventory turns would have been 3.1 days.

During fiscal 2010, changes in inventory reflect a $13.7 million reduction related to a non-cash provision for excess and obsolescence.

The following table sets forth (in thousands) changes to the components of our inventory from the end of fiscal 2009 through the end of fiscal 2010:

	OCTOBER 31,		INCREASE
	2009	2010	(DECREASE)
Raw materials	$ 19,694	$ 30,569	$ 10,875
Work-in-process	1,480	6,993	5,513
Finished goods	61,026	177,994	116,968
Deferred cost of goods sold	29,888	76,830	46,942
Gross inventory	112,088	292,386	180,298
Provision for inventory excess and obsolescence	(24,002)	(30,767)	(6,765)
Inventory	$ 88,086	$261,619	$173,533

Prepaid Expense and Other

Excluding the addition of $54.4 million of prepaid expense and other from the MEN Acquisition, cash used in operations related to prepaid expense and other during fiscal 2010 was $34.9 million. This usage was primarily related an increase in value added tax receivable.

Accounts Payable, Accruals and Other Obligations

Excluding the addition of $36.5 million of accruals and other obligations upon completion of the MEN Acquisition, cash generated in operations related to accounts payable, accruals and other obligations during fiscal 2010 was $180.8 million. Between fiscal 2009 and 2010, the change in unpaid equipment purchases was $3.8 million. Changes in accrued liabilities in the table below reflect non-cash provisions of $15.4 million related to warranties.

The following table sets forth (in thousands) changes in our accounts payable, accruals and other obligations from the end of fiscal 2009 through the end of fiscal 2010:

	OCTOBER 31,		INCREASE
	2009	2010	(DECREASE)
Accounts payable	$ 53,104	$200,617	$147,513
Accrued liabilities	105,160	193,994	88,834
Other long-term obligations	16,348	16,435	87
Accounts payable, accruals and other obligations	$174,612	$411,046	$236,434

Interest Paid on Convertible Notes

Interest on our outstanding 0.25% convertible senior notes, due May 1, 2013, is payable on May 1 and November 1 of each year. We paid $0.4 million in interest on our 0.25% convertible notes during fiscal 2010.

Interest on our outstanding 4.0% convertible senior notes, due March 15, 2015, is payable on March 15 and September 15 of each year. We paid $7.5 million in interest on our 4.0% convertible notes during fiscal 2010.

Interest on our outstanding 0.875% convertible senior notes, due June 15, 2017, is payable on June 15 and December 15 of each year. We paid $4.3 million in interest on our 0.875% convertible notes during fiscal 2010.

Interest on our outstanding 3.75% convertible senior notes, due October 15, 2018, is payable on April 15 and October 15 of each year. Our initial interest payment on these notes will be due on April 15, 2011.

For additional information about our convertible notes, see Note 15 to our Consolidated Financial Statements included in Item 8 of Part II of this report.

Deferred Revenue

Excluding the addition of $28.1 million of deferred revenue recorded upon completion of the MEN Acquisition, deferred revenue increased by $1.0 million during fiscal 2010. Product deferred revenue represents payments received in advance of shipment and payments received in advance of our ability to recognize revenue. Services deferred revenue is related to payment for service contracts that will be recognized over the contract term. The following table reflects (in thousands) the balance of deferred revenue and the change in this balance from the end of fiscal 2009 through the end of fiscal 2010:

	OCTOBER 31,		INCREASE
	2009	2010	(DECREASE)
Products	$11,998	$ 31,187	$19,189
Services	63,935	73,862	9,927
Total deferred revenue	$75,933	$105,049	$29,116

Contractual Obligations

Significant changes to contractual obligations during fiscal 2010 relate to purchase obligations and operating leases, principally for additional facilities, associated with the MEN Acquisition. Changes to interest and principal due on convertible notes relate to our private placement of convertible notes during fiscal 2010. For additional information about our convertible notes, see Note 15 to our Consolidated Financial Statements included in Item 8 of Part II of this report. The following is a summary of our future minimum payments under contractual obligations as of October 31, 2010 (in thousands):

	TOTAL	LESS THAN ONE YEAR	ONE TO THREE YEARS	THREE TO FIVE YEARS	THEREAFTER
Interest due on convertible notes	$ 204,747	$ 33,041	$ 66,081	$ 57,500	$ 48,125
Principal due at maturity on convertible notes	1,441,210	—	216,210	375,000	850,000
Operating leases[1]	140,340	28,119	42,891	31,432	37,898
Purchase obligations[2]	283,688	283,688	—	—	—
Transition service obligations[3]	22,633	22,633	—	—	—
Total[4]	$2,092,618	$367,481	$325,182	$463,932	$936,023

(1) Excludes the effect of the exercise of an early termination feature by the landlord for our Carling lease. See Item 2 of Part I of this report and Note 23 to the Consolidated Financial Statemetns in Item 8 of Part II of this report. The amount for operating leases above does not include insurance, taxes, maintenance and other costs required by the applicable operating lease. These costs are variable and are not expected to have a material impact.

(2) Purchase obligations relate to purchase order commitments to our contract manufacturers and component suppliers for inventory. In certain instances, we are permitted to cancel, reschedule or adjust these orders. Consequently, only a portion of the amount reported above relates to firm, non-cancelable and unconditional obligations.

(3) Transition service obligations represent the non-cancelable portion of fees under the transition service agreement. See "Overview—Integration Activities and Costs."

(4) As of October 31, 2010, we also had approximately $7.9 million of other long-term obligations in our condensed consolidated balance sheet for unrecognized tax positions that are not included in this table because the timing or amount of any cash settlement with the respective tax authority cannot be reasonably estimated.

Some of our commercial commitments, including some of the future minimum payments set forth above, are secured by standby letters of credit. The following is a summary of our commercial commitments secured by standby letters of credit by commitment expiration date as of October 31, 2010 (in thousands):

	TOTAL	LESS THAN ONE YEAR	ONE TO THREE YEARS	THREE TO FIVE YEARS
Standby letters of credit	$47,943	$12,048	$35,308	$587

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing arrangements. In particular, we do not have any equity interests in so-called limited purpose entities, which include special purpose entities (SPEs) and structured finance entities.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosure of contingent assets and liabilities. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we reevaluate our estimates, including those related to bad debts, inventories, investments, intangible assets, goodwill, income taxes, warranty obligations, restructuring, derivatives and hedging, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Among other things, these estimates form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. To the extent that there are material differences between our estimates and actual results, our consolidated financial statements will be affected.

We believe that the following critical accounting policies reflect those areas where significant judgments and estimates are used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned. We consider revenue to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectibility is reasonably assured. Customer purchase agreements and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Revenue for maintenance services is generally deferred and recognized ratably over the period during which the services are to be performed.

We apply the percentage of completion method to long term arrangements where we are required to undertake significant production customizations or modification engineering, and reasonable and reliable estimates of revenue and cost are available. Utilizing the percentage of completion method, we recognize revenue based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred. In instances that do not meet the percentage of completion method criteria, and recognition of revenue is deferred until there are no uncertainties regarding customer acceptance. If circumstances arise that change the original estimates of revenue, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenue or costs, and such revisions are reflected in income in the period in which the circumstances that gave rise to the revision become known by management.

Some of our communications networking equipment is integrated with software that is essential to the functionality of the equipment. Software revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. In instances where final acceptance of the product is specified by the customer, revenue is deferred until there are no uncertainties regarding customer acceptance.

Arrangements with customers may include multiple deliverables, including any combination of equipment, services and software. If multiple element arrangements include software or software-related elements that are essential to the equipment, we allocate the arrangement fee to those separate units of accounting. Multiple element arrangements that include software are separated into more than one unit of accounting if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence of the fair value of the undelivered element(s), and general revenue recognition criteria related to the delivered element(s) have been met. The amount of product and services revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of revenue recognition. For all other deliverables, we separate the elements into more than one unit of accounting if the delivered element(s) have value to the customer on a stand-alone basis, objective and reliable evidence of fair value exists for the undelivered element(s), and delivery of the undelivered element(s) is probable and substantially within our control. Revenue is allocated to each unit of accounting based on the relative fair value of each accounting unit or using the residual method if objective evidence of fair value does not exist for the delivered element(s). The revenue recognition criteria described above are applied to each separate unit of accounting. If these criteria are not met, revenue is deferred until the criteria are met or the last element has been delivered.

Our total deferred revenue for products was $12.0 million and $31.2 million as of October 31, 2009 and October 31, 2010, respectively. Our services revenue is deferred and recognized ratably over the period during which the services are to be performed. Our total deferred revenue for services was $63.9 million and $73.9 million as of October 31, 2009 and October 31, 2010, respectively.

Business Combinations

We record acquisitions using the purchase method of accounting. All of the assets acquired, liabilities assumed, contractual contingencies and contingent consideration are recognized at their fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net tangible and net intangible assets acquired is recorded as goodwill. The application of the purchase method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. These assumptions and estimates include a market participant's use of the asset and the appropriate discount rates for a market participant. Our estimates are based on historical experience, information obtained from the management of the acquired companies and, when appropriate, includes assistance from independent third-party appraisal firms. Our significant assumptions and estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates. During fiscal 2010, we completed the MEN Acquisition for a purchase price of $676.8 million. As a result of the purchase price allocation to the assets acquired and liabilities assumed, as well as contingent consideration, there was no value assigned to goodwill. See Note 2 to the Consolidated Financial Statements included in Item 8 of Part II of this report.

Share-Based Compensation

We measure and recognize compensation expense for share-based awards based on estimated fair values on the date of grant. We estimate the fair value of each option-based award on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that we make several estimates, including the option's expected life and the price volatility of the underlying stock. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. We calculate the expected term using detailed historical information about specific exercise behavior of our grantees. We considered the implied volatility and historical volatility of our stock price in determining our expected volatility, and, finding both to be equally reliable, determined that a combination of both measures would result in the best estimate of expected volatility. We recognize the estimated fair value of option-based awards, net of estimated forfeitures, as share-based compensation expense on a straight-line basis over the requisite service period.

We estimate the fair value of our restricted stock unit awards based on the fair value of our common stock on the date of grant. Our outstanding restricted stock unit awards are subject to service-based vesting conditions and/or performance-based vesting conditions. We recognize the estimated fair value of service-based awards, net of estimated forfeitures, as share-based expense ratably over the vesting period on a straight-line basis. Awards with performance-based vesting conditions require the achievement of certain financial or other performance criteria or targets as a condition to the vesting, or acceleration of vesting. We recognize the estimated fair value of performance-based awards, net of estimated forfeitures, as share-based expense over the performance period, using graded vesting, which considers each performance period or tranche separately, based upon our determination of whether it is probable that the performance targets will be achieved. At each reporting period, we reassess the probability of achieving the performance targets and the performance period required to meet those targets. Determining whether the performance targets will be achieved involves judgment, and the estimate of expense may be revised periodically based on changes in the probability of achieving the performance targets. Revisions are reflected in the period in which the estimate is changed. If any performance goals are not met, no compensation cost is ultimately recognized against that goal, and, to the extent previously recognized, compensation cost is reversed.

Because share-based compensation expense is based on awards that are ultimately expected to vest, the amount of expense takes into account estimated forfeitures. We estimate forfeitures at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Changes in these estimates and assumptions can materially affect the measure of estimated fair value of our share-based compensation. See Note 19 to our Consolidated Financial Statements in Item 8 of Part II of this report for information regarding our assumptions related to share-based compensation and the amount of share-based compensation expense we incurred for the periods covered in this report. As of October 31, 2010, total unrecognized compensation expense was $60.9 million: (i) $5.4 million, which relates to unvested stock options and is expected to be recognized over a weighted-average period of 0.9 year; and (ii) $55.5 million, which relates to unvested restricted stock units and is expected to be recognized over a weighted-average period of 1.6 years.

We recognize windfall tax benefits associated with the exercise of stock options or release of restricted stock units directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by us upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that we had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, we follow the tax law "with-and-without" method. Under the with-and-without method, the windfall is considered realized and recognized for financial statement purposes only when an incremental benefit is provided after considering all other tax benefits including our net operating losses. The with-and-without method results in the windfall from share-based compensation awards always being effectively the last tax benefit to be considered. Consequently, the windfall attributable to share-based compensation will not be considered realized in instances where our net operating loss carryover (that is unrelated to windfalls) is sufficient to offset the current year's taxable income before considering the effects of current-year windfalls.

Reserve for Inventory Obsolescence

We make estimates about future customer demand for our products when establishing the appropriate reserve for excess and obsolete inventory. We write down inventory that has become obsolete or unmarketable by an amount equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. Inventory write downs are a component of our product cost of goods sold. Upon recognition of the write down, a new lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. We recorded charges for excess and obsolete inventory of $15.7 million and $13.7 million in fiscal 2009 and 2010, respectively. During fiscal 2009, these charges were primarily related to excess inventory due to a change in forecasted product sales. For fiscal 2010, these charges were primarily related to excess and obsolete inventory charges relating to product rationalization decisions in connection with the MEN Acquisition. In an effort to limit our exposure to delivery delays and to satisfy customer needs we purchase inventory based on forecasted sales across our product lines. In addition, part of our research and development strategy is to promote the convergence of similar features and functionalities across our product lines. Each of these practices exposes us to the risk that our customers will not order products for which we have forecasted sales, or will purchase less than we have forecasted. Historically, we have experienced write downs due to changes in strategic direction, discontinuance of a product and declines in market conditions. If actual market conditions worsen or differ from those we have assumed, if there is a sudden and significant decrease in demand for our products, or if there is a higher incidence of inventory obsolescence due to a rapid change in technology, we may be required to take additional inventory write-downs, and our gross margin could be adversely affected. Our inventory net of allowance for excess and obsolescence was $88.1 million and $261.6 million as of October 31, 2009 and October 31, 2010, respectively.

Restructuring

As part of our restructuring costs, we provide for the estimated cost of the net lease expense for facilities that are no longer being used. The provision is equal to the fair value of the minimum future lease payments under our contracted lease obligations, offset by the fair value of the estimated sublease payments that we may receive. As of October 31, 2010, our accrued restructuring liability related to net lease expense and other related charges was $6.4 million. The total minimum remaining lease payments for these restructured facilities are $9.0 million. These lease payments will be made over the remaining lives of our leases, which range from five months to eight years. If actual market conditions are different than those we have projected, we will be required to recognize additional restructuring costs or benefits associated with these facilities.

Allowance for Doubtful Accounts Receivable

Our allowance for doubtful accounts receivable is based on management's assessment, on a specific identification basis, of the collectibility of customer accounts. We perform ongoing credit evaluations of our customers and generally have not required collateral or other forms of security from customers. In determining the appropriate balance for our allowance for doubtful accounts receivable, management considers each individual customer account receivable in order to determine collectibility. In doing so, we consider creditworthiness, payment history, account activity and communication with such customer. If a customer's financial condition changes, or if actual defaults are higher than our historical experience, we may be required to take a charge for an allowance for doubtful accounts receivable which could have an adverse impact on our results of operations. Our accounts receivable net of allowance for doubtful accounts was $118.3 million and $343.6 million as of October 31, 2009 and October 31, 2010, respectively. Our allowance for doubtful accounts as of October 31, 2009 and October 31, 2010 was $0.1 million.

Goodwill

Goodwill is the excess of the purchase price over the fair values assigned to the net assets acquired in a business combination. Goodwill is assigned to the reporting units that are expected to benefit from the synergies of the combination. We test goodwill for impairment on an annual basis, which we have determined to be the last business day of fiscal September each year. We also test goodwill for impairment between annual tests if an event occurs or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value. Prior to the reorganization of our operations described in "Overview" above, we tested goodwill for impairment as a single reporting unit. See "Interim Impairment Assessment—Fiscal 2009" below.

The first step in the process of assessing goodwill impairment is to compare the fair value of the reporting unit with the unit's carrying amount, including goodwill. If this test indicates that the fair value is less than the carrying value, then step two is required to compare the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. A non-cash goodwill impairment charge would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results would be materially adversely affected in such period. As of the end of fiscal 2009 and 2010, our goodwill balance was $0.

Interim Impairment Assessment—Fiscal 2009

Based on a combination of factors, including the then current macroeconomic conditions, a sustained decline in our common stock price and market capitalization below our net book value, we conducted an interim impairment assessment of goodwill during the second quarter of fiscal 2009. We determined the fair value of our then single reporting unit to be equal to our market capitalization plus a control premium. Market capitalization was determined by multiplying the shares outstanding on the assessment date by the average market price of our common stock over a 10-day period before and a 10-day period after each assessment date. We used this 20-day duration to consider inherent market fluctuations that may have affected any individual closing price. We believed that our market capitalization alone did not fully capture the fair value of our business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of our business. As such, in determining fair value, we added a control premium—which seeks to give effect to the increased consideration a potential acquirer would be required to pay in order to gain sufficient ownership to set policies, direct operations and make decisions related to our company—to our market capitalization.

When we performed the step one fair value comparison during the second quarter of fiscal 2009, our market capitalization was $721.8 million and our carrying value, including goodwill, was $949.0 million. We applied a 25% control premium to market capitalization to determine a fair value of $902.2 million. Because step one indicated that the fair value was less than our carrying value, we performed the step two analysis. Under the step two analysis, the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The implied fair value of the reporting unit's goodwill was determined to be $0, and, as a result, we recorded a goodwill impairment of $455.7 million in fiscal 2009, representing the full carrying value of the goodwill.

Long-Lived Assets

Our long-lived assets include: equipment, furniture and fixtures; finite-lived intangible assets; indefinite-lived intangible assets; and maintenance spares. As of October 31, 2009 and 2010 these assets totaled $154.7 million and $600.4 million, net, respectively. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows. Our long-lived assets are assigned to asset groups which represents the lowest level for which we identify cash flows.

Deferred Tax Valuation Allowance

As of October 31, 2010, we have recorded a valuation allowance offsetting essentially all our net deferred tax assets of $1.4 billion. When measuring the need for a valuation allowance, we assess both positive and negative evidence regarding the realizability of these deferred tax assets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In determining net deferred tax assets and valuation allowances, management is required to make judgments and estimates related to projections of profitability, the timing and extent of the utilization of net operating loss carryforwards, applicable tax rates, transfer pricing methodologies and tax planning strategies. The valuation allowance is reviewed quarterly and is maintained until sufficient positive evidence exists to support a reversal. Because evidence such as our operating results during the most recent three-year period is afforded more weight than forecasted results for future periods, our cumulative loss during this three-year period represents sufficient negative evidence regarding the need for nearly a full valuation allowance. We will release this valuation allowance when management determines that it is more likely than not that our deferred tax assets will be realized. Any future release of valuation allowance may be recorded as a tax benefit increasing net income or as an adjustment to paid-in capital, based on tax ordering requirements.

Uncertain Tax Positions

We account for uncertainty in income tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. As of October 31, 2010, we had $0.9 million and $7.9 million recorded as current and long-term obligations, respectively, related to uncertain tax positions. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

The total amount of unrecognized tax benefits increased by $1.4 million during fiscal 2010 to $8.8 million, which includes $1.4 million of interest and some minor penalties. On March 19, 2010, as a result of the acquisition of the MEN Business, Ciena recorded a liability and an indemnification asset of $2.6 million related to the uncertain income tax positions of the MEN Business. During the second quarter of fiscal 2010, subsequent to the acquisition, this acquired liability and associated indemnification asset were reduced by $2.0 million due to a lapse in applicable statute of limitations.

Warranty

Our liability for product warranties, included in other accrued liabilities, was $40.2 million and $54.4 million as of October 31, 2009 and 2010, respectively. Our products are generally covered by a hardware warranty for periods ranging from one to five years and a software warranty of 90 days or one year, depending upon the product. We accrue for warranty costs as part of our cost of goods sold based on associated material costs, technical support labor costs, and associated overhead. Material cost is estimated based primarily upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is estimated based primarily upon historical trends and the cost to support the customer cases within the warranty period. The provision for product warranties was $19.3 million and $15.4 million for fiscal 2009 and 2010, respectively. The provision for warranty claims may fluctuate on a quarterly basis depending upon the mix of products and customers in that period. If actual product failure rates, material replacement costs, service or labor costs differ from our estimates, revisions to the estimated warranty provision would be required. An increase in warranty claims or the related costs associated with satisfying these warranty obligations could increase our cost of sales and negatively affect our gross margin.

Loss Contingencies

We are subject to the possibility of various losses arising in the ordinary course of business. These may relate to disputes, litigation and other legal actions. We consider the likelihood of loss or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. A loss is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether any accruals should be adjusted and whether new accruals are required.

Effects of Recent Accounting Pronouncements

See Note 1 to our Consolidated Financial Statements in Item 8 of Part II of this report for information relating to our discussion of the effects of recent accounting pronouncements.

Unaudited Quarterly Results of Operations

The tables below (in thousands, except per share data) set forth the operating results in our consolidated statements of operations for each of the eight quarters in the period ended October 31, 2010 and reflect the impact of our March 19, 2010 acquisition of the MEN Business. This information is unaudited, but in our opinion reflects all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair statement of such information in accordance with generally accepted accounting principles. There were no material, retroactive measurement period adjustments related to the MEN Acquisition. The results for any quarter are not necessarily indicative of results for any future period.

	JAN. 31, 2009	APR. 30, 2009	JUL. 31, 2009	OCT. 31, 2009	JAN. 31, 2010	APR. 30, 2010	JUL. 31, 2010	OCT. 31, 2010
Revenue:								
Products	$139,717	$ 118,849	$139,903	$149,053	$149,054	$206,420	$ 312,378	$341,387
Services	27,683	25,352	24,855	27,217	26,822	47,051	77,297	76,227
Total Revenue	167,400	144,201	164,758	176,270	175,876	253,471	389,675	417,614
Cost of goods sold:								
Products	76,367	65,419	72,842	81,542	76,669	118,221	201,559	200,255
Services	19,190	18,062	17,251	17,126	19,047	30,308	44,107	48,969
Total costs of goods sold	95,557	83,481	90,093	98,668	95,716	148,529	245,666	249,224
Gross profit	71,843	60,720	74,665	77,602	80,160	104,942	144,009	168,390
Operating expenses:								
Research and development	46,700	49,482	44,442	49,695	50,033	71,142	100,869	105,582
Selling and marketing	33,819	33,295	31,468	35,945	34,237	45,328	52,127	61,823
General and administrative	11,585	12,615	11,524	11,785	12,763	21,503	32,649	35,777
Acquisition and integration costs	—	—	—	—	27,031	39,221	17,033	18,094
Amortization of intangible assets	6,404	6,224	6,224	5,974	5,981	17,121	38,727	37,572
Restructuring costs	76	6,399	3,941	791	(21)	1,849	2,157	4,529
Goodwill impairment	—	455,673	—	—	—	—	—	—
Change in fair value of contingent consideration	—	—	—	—	—	—	—	(13,807)
Total operating expenses	98,584	563,688	97,599	104,190	130,024	196,164	243,562	249,570
Loss from operations	(26,741)	(502,968)	(22,934)	(26,588)	(49,864)	(91,222)	(99,553)	(81,180)
Interest and other income (loss), net	4,660	3,508	999	320	(773)	3,748	(2,668)	3,610
Gain on extinguishment of debt	—	—	—	—	—	—	—	4,948
Interest expense	(1,844)	(1,852)	(1,856)	(1,854)	(1,828)	(4,113)	(5,990)	(6,688)
Loss on cost method investments	(565)	(2,570)	(2,193)	—	—	—	—	—
Loss before income taxes	(24,490)	(503,882)	(25,984)	(28,122)	(52,465)	(91,587)	(108,211)	(79,310)
Provision (benefit) for income tax	341	(672)	470	(1,463)	868	(1,578)	1,644	1,007
Net loss	$ (24,831)	$(503,210)	$ (26,454)	$ (26,659)	$ (53,333)	$ (90,009)	$(109,855)	$ (80,317)
Basic net loss per common share	$ (0.27)	$ (5.53)	$ (0.29)	$ (0.29)	$ (0.58)	$ (0.97)	$ (1.18)	$ (0.86)
Diluted net loss per potential common share	$ (0.27)	$ (5.53)	$ (0.29)	$ (0.29)	$ (0.58)	$ (0.97)	$ (1.18)	$ (0.86)
Weighted average basic common shares outstanding	90,620	90,932	91,364	91,758	92,321	92,614	92,906	93,197
Weighted average dilutive potential common shares outstanding	90,620	90,932	91,364	91,758	92,321	92,614	92,906	93,197

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates.

INTEREST RATE SENSITIVITY. As of October 31, 2010 we no longer hold any marketable debt securities. Accordingly, if market interest rates were to increase immediately and uniformly by 10 percentage points from current levels, the fair value of the portfolio would not be affected.

FOREIGN CURRENCY EXCHANGE RISK. As a global concern, our business and results of operations are exposed to adverse movements in foreign currency exchange rates. Historically, our sales have primarily been denominated in U.S. dollars and the impact of foreign currency fluctuations on revenue has not been material. As a result of our increased global presence, in large part resulting from the MEN Acquisition, a larger percentage of our revenue is non-U.S. dollar denominated, in particular, with sales denominated in Canadian Dollars and Euros. As a result, if the U.S. dollar strengthens against these currencies, our revenues could be adversely affected. For our U.S. dollar denominated sales, an increase in the value of the U.S. dollar would increase the real cost to our customers of our products in markets outside the United States.

With regard to operating expense, our primary exposure to foreign currency exchange risk relates to operating expense incurred in Canadian Dollars, British Pounds, Euros and Indian Rupees. During fiscal 2010, approximately 32% of our operating expense was non-U.S. dollar denominated. If these currencies strengthen, costs reported in U.S. dollars will increase, which would adversely affect our operating expense.

To reduce variability in non-U.S. dollar denominated operating expense, we have previously entered into foreign currency forward contracts and may do so in the future. In the past, these derivatives have been designated as cash flow hedges. We do not enter into foreign exchange forward or option contracts for trading purposes. As of October 31, 2010, we did not have any foreign currency forward contracts outstanding.

For fiscal 2010, research and development expense was negatively affected by approximately $13.9 million due to unfavorable foreign exchange rates related to the weakening of the U.S. dollar in relation to the Canadian Dollar, partially offset by the favorable impact of a stronger U.S. dollar in relation to the Euro. Sales and marketing expense benefited by $1.6 million due to the strengthening of the U.S. dollar in relation to the Euro.

As of October 31, 2010, the assets and liabilities of our entities that are denominated in currencies other than the entity's functional currency were primarily related to intercompany payables and receivables. We may experience gains or losses from the revaluation of these foreign currency denominated assets and liabilities. The net gain (loss) on foreign currency revaluation during fiscal 2010 was immaterial.

CONVERTIBLE DEBT OUTSTANDING. The fair market value of each of our outstanding issues of convertible notes is subject to interest rate and market price risk due to the convertible feature of the notes and other factors. Generally the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The fair market value of the notes may also increase as the market price of our stock rises and decrease as the market price of the stock falls. Interest rate and market value changes affect the fair market value of the notes, and may affect the prices at which we would be able repurchase such notes were we to do so. These changes do not impact our financial position, cash flows or results of operations. During fiscal 2010, we repurchased $81.8 million in aggregate principal amount of our outstanding 0.25% convertible senior notes due 2013 in privately negotiated transactions for cash payments of $76.1 million. During fiscal 2009, we repurchased $2.0 million in aggregate principal amount of our outstanding 0.25% convertible senior notes due May 1, 2013 in open market transactions for $1.0 million. For additional information on the fair value of our outstanding notes, see Note 15 to our Consolidated Financial Statements included in Item 8 of Part II of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following is an index to the consolidated financial statements:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ciena Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Ciena Corporation and its subsidiaries (the "Company") at October 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control Over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations in fiscal 2010.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Report of Management on Internal Control Over Financial Reporting under Item 9A, management has excluded the MEN Business from its assessment of internal control over financial reporting as of October 31, 2010 because it was acquired by the Company in a purchase business combination during fiscal 2010. We have also excluded the MEN Business from our audit of internal control over financial reporting. The MEN Business is included in the consolidated results on which we are reporting and its total assets and total revenues represent 20% and 43%, respectively, of the related consolidated financial statement amounts as of and for the year ended October 31, 2010.

/s/ PricewaterhouseCoopers LLP
Baltimore, Maryland
December 22, 2010

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)	OCTOBER 31, 2009	OCTOBER 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 485,705	$ 688,687
Short-term investments	563,183	—
Accounts receivable, net	118,251	343,582
Inventories	88,086	261,619
Prepaid expenses and other	50,537	147,680
Total current assets	1,305,762	1,441,568
Long-term investments	8,031	—
Equipment, furniture and fixtures, net	61,868	120,294
Other intangible assets, net	60,820	426,412
Other long-term assets	67,902	129,819
Total assets	$ 1,504,383	$ 2,118,093
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 53,104	$ 200,617
Accrued liabilities	105,160	193,994
Deferred revenue	40,565	75,334
Total current liabilities	198,829	469,945
Long-term deferred revenue	35,368	29,715
Other long-term obligations	16,348	16,435
Convertible notes payable	798,000	1,442,705
Total liabilities	1,048,545	1,958,800
Commitments and contingencies		
Stockholders' equity:		
Preferred stock—par value $0.01; 20,000,000 shares authorized; zero shares issued and outstanding	—	—
Common stock—par value $0.01; 290,000,000 shares authorized; 92,038,360 and 94,060,300 shares issued and outstanding	920	941
Additional paid-in capital	5,665,028	5,702,137
Accumulated other comprehensive income	1,223	1,062
Accumulated deficit	(5,211,333)	(5,544,847)
Total stockholders' equity	455,838	159,293
Total liabilities and stockholders' equity	$ 1,504,383	$ 2,118,093

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED OCTOBER 31, 2008	2009	2010
Revenue:			
Products	$791,415	$ 547,522	$1,009,239
Services	111,033	105,107	227,397
Total revenue	902,448	652,629	1,236,636
Cost of goods sold:			
Products	371,238	296,170	596,704
Services	80,283	71,629	142,431
Total cost of goods sold	451,521	367,799	739,135
Gross profit	450,927	284,830	497,501
Operating expenses:			
Research and development	175,023	190,319	327,626
Selling and marketing	152,018	134,527	193,515
General and administrative	68,639	47,509	102,692
Acquisition and integration costs	—	—	101,379
Amortization of intangible assets	32,264	24,826	99,401
Restructuring costs	1,110	11,207	8,514
Goodwill impairment	—	455,673	—
Change in fair value of contingent consideration	—	—	(13,807)
Total operating expenses	429,054	864,061	819,320
Income (loss) from operations	21,873	(579,231)	(321,819)
Interest and other income, net	36,762	9,487	3,917
Interest expense	(12,927)	(7,406)	(18,619)
Realized loss due to impairment of marketable debt investments	(5,101)	—	—
Loss on cost method investments	—	(5,328)	—
Gain on extinguishment of debt	932	—	4,948
Income (loss) before income taxes	41,539	(582,478)	(331,573)
Provision (benefit) for income taxes	2,645	(1,324)	1,941
Net income (loss	$ 38,894	$(581,154)	$ (333,514)
Basic net income (loss) per common share	$ 0.44	$ (6.37)	$ (3.58)
Diluted net income (loss) per potential common share	$ 0.42	$ (6.37)	$ (3.58)
Weighted average basic common shares outstanding	89,146	91,167	93,103
Weighted average dilutive potential common shares outstanding	110,605	91,167	93,103

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT SHARE DATA)	COMMON STOCK SHARES	PAR VALUE	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME	ACCUM-ULATED DEFICIT	TOTAL STOCK-HOLDERS' EQUITY
Balance at October 31, 2007	86,752,069	$868	$5,519,741	$(1,243)	$(4,669,212)	$ 850,154
Cummulative effect of adopting FIN 48	—	—	—	—	139	139
Net income	—	—	—	—	38,894	38,894
Changes in unrealized gains on investments, net	—	—	—	(1,479)	—	(1,479)
Translation adjustment	—	—	—	1,447	—	1,447
Comprehensive income	—	—	—	—	—	38,862
Exercise of stock options, net	1,253,350	12	5,764	—	—	5,776
Tax benefit from employee stock option plans	—	—	318	—	—	318
Share-based compensation expense	—	—	31,428	—	—	31,428
Issuance of common stock for acquisitions, net of issuance costs	2,465,384	25	72,247	—	—	72,272
Balance at October 31, 2008	90,470,803	905	5,629,498	(1,275)	(4,630,179)	998,949
Net loss	—	—	—	—	(581,154)	(581,154)
Changes in unrealized gains on investments, net	—	—	—	1,404	—	1,404
Translation adjustment	—	—	—	1,094	—	1,094
Comprehensive loss	—	—	—	—	—	(578,656)
Exercise of stock options, net	1,567,557	15	1,092	—	—	1,107
Share-based compensation expense	—	—	34,438	—	—	34,438
Balance at October 31, 2009	92,038,360	920	5,665,028	1,223	(5,211,333)	455,838
Net loss	—	—	—	—	(333,514)	(333,514)
Changes in unrealized loss on investments, net	—	—	—	(458)	—	(458)
Translation adjustment	—	—	—	297	—	297
Comprehensive loss	—	—	—	—	—	(333,675)
Exercise of stock options, net	2,021,940	21	1,549	—	—	1,570
Share-based compensation expense	—	—	35,560	—	—	35,560
Balance at October 31, 2010	94,060,300	$941	$5,702,137	$ 1,062	$(5,544,847)	$ 159,293

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)	YEAR ENDED OCTOBER 31, 2008	2009	2010
Cash flows from operating activities:			
Net income (loss	$ 38,894	$ (581,154)	$(333,514)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Gain on extinguishment of debt	(932)	—	(4,948)
Amortization of premium (discount) on marketable debt securities	(2,878)	(907)	574
Realized loss due to impairment of marketable debt investments	5,101	—	—
Loss on cost method investments	—	5,328	—
Change in fair value of embedded redemption feature	—	—	(2,510)
Change in fair value of contingent consideration	—	—	(13,807)
Depreciation of equipment, furniture and fixtures, and amortization of leasehold improvements	18,599	21,933	42,789
Impairment of goodwill	—	455,673	—
Share-based compensation costs	31,428	34,438	35,560
Amortization of intangible assets	37,956	31,429	127,018
Deferred tax provision	1,640	(883)	700
Provision for inventory excess and obsolescence	18,325	15,719	13,696
Provision for warranty	15,336	19,286	15,353
Other	5,243	2,044	2,296
Changes in assets and liabilities, net of effect of acquisition:			
Accounts receivable	(32,471)	20,097	(218,196)
Inventories	3,713	(10,353)	(40,957)
Prepaid expenses and other	1,649	(9,678)	(34,908)
Accounts payable, accruals and other obligations	(31,600)	2,943	180,814
Deferred revenue	7,616	1,506	1,030
Net cash provided by (used in) operating activities	117,619	7,421	(229,010)
Cash flows from investing activities:			
Payments for equipment, furniture, fixtures and intellectual property	(29,998)	(24,114)	(51,207)
Restricted cash	1,340	(4,116)	(24,521)
Purchase of available for sale securities	(571,511)	(1,214,218)	(63,591)
Proceeds from maturities of available for sale securities	901,433	645,119	454,141
Proceeds from sales of available for sale securities	—	523,137	179,531
Acquisition of business, net of cash acquired	(210,016)	—	(693,247)
Net cash provided by (used in) investing activities	91,248	(74,192)	(198,894)
Cash flows from financing activities:			
Proceeds from issuance of senior convertible notes payable	—	—	725,000
Repayment of senior convertible notes payable	(543,296)	—	(76,065)
Debt issuance costs	—	—	(20,301)
Repayment of indebtedness of acquired business	(12,363)	—	—
Excess tax benefit from employee stock option plans	318	—	—
Proceeds from issuance of common stock and warrants	5,776	1,107	1,570
Net cash provided by (used in) financing activities	(549,565)	1,107	630,204
Effect of exchange rate changes on cash and cash equivalents	(694)	700	682
Net increase (decrease) in cash and cash equivalents	(341,392)	(64,964)	202,982
Cash and cash equivalents at beginning of period	892,061	550,669	485,705
Cash and cash equivalents at end of period	$ 550,669	$ 485,705	$ 688,687
Supplemental disclosure of cash flow information			
Cash paid during the period for interest	$ 15,339	$ 4,748	$ 12,248
Cash paid during the period for income taxes, net	$ 3,120	$ 584	$ 1,705
Non-cash investing and financing activities			
Purchase of equipment in accounts payable	$ 2,316	$ 1,481	$ 5,259
Value of common stock issued in acquisition	$ 62,360	$ —	$ —
Fair value of vested options assumed in acquisition	$ 9,912	$ —	$ —
Debt issuance costs in accrued liabilities	$ —	$ —	$ 206

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) CIENA CORPORATION AND SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Description of Business

Ciena Corporation ("Ciena" or the "Company") is a provider of communications networking equipment, software and services that support the transport, switching, aggregation and management of voice, video and data traffic. Ciena's Packet-Optical Transport, Packet-Optical Switching and Carrier Ethernet Service Delivery products are used, individually or as part of an integrated solution, in networks operated by communications service providers, cable operators, governments and enterprises around the globe. Ciena is a network specialist targeting the transition of disparate, legacy communications networks to converged, next-generation architectures, better able to handle increased traffic and deliver more efficiently a broader mix of high-bandwidth communications services. Ciena's products, along with its embedded, network element software and unified service and transport management, enable service providers to efficiently and cost-effectively deliver critical enterprise and consumer-oriented communication services. Ciena's principal executive offices are located at 1201 Winterson Road, Linthicum, Maryland 21090.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Ciena and its wholly owned subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.

Acquisition of MEN Business ("MEN Acquisition")

On March 19, 2010, Ciena completed its acquisition of substantially all of the optical and carrier Ethernet assets of Nortel's Metro Ethernet Networks Business (the "MEN Business"). Additional details regarding this transaction are set forth in Note 2 below.

Business Combinations

During fiscal 2010, Ciena adopted the new FASB guidance on business combinations which requires the total purchase price to be allocated to the assets acquired and liabilities assumed based on their estimated fair values. The fair values assigned to the assets acquired and liabilities assumed are based on valuations using management's best estimates and assumptions. The allocation of the purchase price as reflected in the consolidated financial statements is based on the best information available to management at the time the consolidated financial statements are issued. During the measurement period, not to exceed one year, Ciena is required to retrospectively adjust the initial measurement allocation if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets or liabilities as of that date. Ciena's measurement period ended October 31, 2010 as related to the MEN Acquisition.

Fiscal Year

Ciena has a 52 or 53 week fiscal year, which ends on the Saturday nearest to the last day of October in each year (November 1, 2008, October 31, 2009 and October 30, 2010 for the periods reported). For purposes of financial statement presentation, each fiscal year is described as having ended on October 31.

Use of Estimates

The preparation of the financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for purchase accounting, bad debts, valuation of inventories and investments, recoverability of intangible assets, other long-lived assets and goodwill, income taxes, warranty obligations, restructuring liabilities, derivatives, contingencies and litigation. Ciena bases its estimates on historical experience and assumptions that it believes are reasonable. Actual results may differ materially from management's estimates.

Cash and Cash Equivalents

Ciena considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Restricted cash collateralizing letters of credit are included in other current assets and other long-term assets depending upon the duration of the restriction.

Investments

Ciena's investments are classified as available-for-sale and are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Ciena recognizes losses when it determines that declines in the fair value of its investments, below their cost basis, are other-than-temporary. In determining whether a decline in fair value is other-than-temporary, Ciena considers various factors including market price (when available), investment ratings, the financial condition and near-term prospects of the investee, the length of time and the extent to which the fair value has been less than Ciena's cost basis, and its intent and ability to hold the investment until maturity or for a period of time sufficient to allow for any anticipated recovery in market value. Ciena considers all marketable debt securities that it expects to convert to cash within one year or less to be short-term investments. All others are considered long-term investments.

Ciena has certain minority equity investments in privately held technology companies that are classified as other assets. These investments are carried at cost because Ciena owns less than 20% of the voting equity and does not have the ability to exercise significant influence over these companies. These investments involve a high degree of risk as the markets for the technologies or products manufactured by these companies are usually early stage at the time of Ciena's investment and such markets may never be significant. Ciena could lose its entire investment in some or all of these companies. Ciena monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

Inventories

Inventories are stated at the lower of cost or market, with cost computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Ciena records a provision for excess and obsolete inventory when an impairment has been identified.

Goodwill

Goodwill is the excess of the purchase price over the fair values assigned to the net assets acquired in a business combination. Goodwill is assigned to the reporting units that are expected to benefit from the synergies of the combination. Ciena has determined that its operating segments and reporting units for goodwill assignment are the same. This determination is based on the fact that components below Ciena's operating segment level, such as individual product or service offerings, do not constitute a reporting unit because they do not constitute a business for which discrete financial information is available.

Ciena tests each reporting unit's goodwill for impairment on an annual basis, which Ciena has determined to be the last business day of its fiscal September each year. Testing is required between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value. Prior to the reorganization of Ciena's operations described above, Ciena tested its goodwill for impairment as a single reporting unit.

Long-lived Assets

Ciena's long-lived assets include: equipment, furniture and fixtures; intangible assets; and maintenance spares. Ciena tests long-lived assets for impairment whenever triggering events or changes in circumstances indicate that the assets' carrying amount is not recoverable from its undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value. Ciena's long-lived assets are assigned to asset groups which represent the lowest level for which cash flows can be identified.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are recorded at cost. Depreciation and amortization are computed using the straight-line method over useful lives of two years to five years for equipment, furniture and fixtures and the shorter of useful life or lease term for leasehold improvements.

Qualifying internal use software and website development costs incurred during the application development stage that consist primarily of outside services and purchased software license costs, are capitalized and amortized straight-line over the estimated useful lives of two years to five years.

Intangible Assets

Ciena has recorded finite-lived intangible assets as a result of several acquisitions. Finite-lived intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected economic lives of the respective assets, from nine months to seven years, which approximates the use of intangible assets.

Maintenance Spares

Maintenance spares are recorded at cost. Spares usage cost is expensed ratably over four years.

Concentrations

Substantially all of Ciena's cash and cash equivalents and short-term and long-term investments in marketable debt securities are maintained at two major U.S. financial institutions. The majority of Ciena's cash equivalents consist of money market funds. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, management believes that they bear minimal risk.

Historically, a large percentage of Ciena's revenue has been the result of sales to a small number of communications service providers. Consolidation among Ciena's customers has increased this concentration. Consequently, Ciena's accounts receivable are concentrated among these customers. See Notes 8 and 20 below.

Additionally, Ciena's access to certain materials or components is dependent upon sole or limited source suppliers. The inability of any supplier to fulfill Ciena's supply requirements could affect future results. Ciena relies on a small number of contract manufacturers to perform the majority of the manufacturing for its products. If Ciena cannot effectively manage these manufacturers and forecast future demand, or if they fail to deliver products or components on time, Ciena's business and results of operations may suffer.

Revenue Recognition

Ciena recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectibility is reasonably assured. Customer purchase agreements and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and evidence of customer acceptance, when applicable, are used to verify delivery. Ciena assesses whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Ciena assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Revenue for maintenance services is generally deferred and recognized ratably over the period during which the services are to be performed.

Ciena applies the percentage of completion method to long-term arrangements where it is required to undertake significant production, customizations or modification engineering, and reasonable and reliable estimates of revenue and cost are available. Utilizing the percentage of completion method, Ciena recognizes revenue based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred. In instances that do not meet the percentage of completion method criteria, recognition of revenue is deferred until there are no uncertainties regarding customer acceptance.

Some of Ciena's communications networking equipment is integrated with software that is essential to the functionality of the equipment. Software revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. In instances where final acceptance of the product is specified by the customer, revenue is deferred until there are no uncertainties regarding customer acceptance.

Arrangements with customers may include multiple deliverables, including any combination of equipment, services and software. If multiple element arrangements include software or software-related elements that are essential to the equipment, Ciena allocates the arrangement fee to be allocated to those separate units of accounting. Multiple element arrangements that include software are separated into more than one unit of accounting if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence of the fair value of the undelivered element(s), and general revenue recognition criteria related to the delivered element(s) have been met. The amount of product and services revenue recognized is affected by Ciena's judgments as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and Ciena's ability to establish vendor-specific objective evidence for those elements could affect the timing of revenue recognition. For all other deliverables, Ciena separates the elements into more than one unit of accounting if the delivered element(s) have value to the customer on a stand-alone basis, objective and reliable evidence of fair value exists for the undelivered element(s), and delivery of the undelivered element(s) is probable and substantially in Ciena's control. Revenue is allocated to each unit of accounting based on the relative fair value of each accounting unit or using the residual method if objective evidence of fair value does not exist for the delivered element(s). The revenue recognition criteria described above are applied to each separate unit of accounting. If these criteria are not met, revenue is deferred until the criteria are met or the last element has been delivered.

Warranty Accruals

Ciena provides for the estimated costs to fulfill customer warranty obligations upon the recognition of the related revenue. Estimated warranty costs include estimates for material costs, technical support labor costs and associated overhead. The warranty liability is included in cost of goods sold and determined based upon actual warranty cost experience, estimates of component failure rates and management's industry experience. Ciena's sales contracts do not permit the right of return of product by the customer after the product has been accepted.

During the first quarter of fiscal 2010, Ciena recorded an adjustment to reduce its warranty liability and cost of goods sold by $3.3 million, to correct an overstatement of warranty expenses related to prior periods. The adjustment related to an error in the methodology of computing the annual failure rate used to calculate the warranty accrual. There was no tax impact as a result of this adjustment. Ciena believes this adjustment is not material to its financial statements for prior annual or interim periods, or the annual results for fiscal 2010.

Accounts Receivable, Net

Ciena's allowance for doubtful accounts is based on its assessment, on a specific identification basis, of the collectibility of customer accounts. Ciena performs ongoing credit evaluations of its customers and generally has not required collateral or other forms of security from its customers. In determining the appropriate balance for Ciena's allowance for doubtful accounts, management considers each individual customer account receivable in order to determine collectibility. In doing so, management considers creditworthiness, payment history, account activity and communication with such customer. If a customer's financial condition changes, Ciena may be required to record an allowance for doubtful accounts, which would negatively affect its results of operations.

Research and Development

Ciena charges all research and development costs to expense as incurred. Types of expense incurred in research and development include employee compensation, prototype, consulting, depreciation, facility costs and information technologies.

Advertising Costs

Ciena expenses all advertising costs as incurred.

Legal Costs

Ciena expenses legal costs associated with litigation defense as incurred.

Share-Based Compensation Expense

Ciena measures and recognizes compensation expense for share-based awards based on estimated fair values on the date of grant. Ciena estimates the fair value of each option-based award on the date of grant using the Black-Scholes option-pricing model. This model is affected by Ciena's stock price as well as estimates regarding a number of variables including expected stock price volatility over the expected term of the award and projected employee stock option exercise behaviors. Ciena estimates the fair value of each share-based award based on the fair value of the underlying common stock on the date of grant. In each case, Ciena only recognizes expense to its consolidated statement of operations for those options or shares that are expected ultimately to vest. Ciena uses two attribution methods to record expense, the straight-line method for grants with service-based vesting and the graded-vesting method, which considers each performance period or tranche separately, for all other awards. See Note 19 below.

Income Taxes

Ciena accounts for income taxes using an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, and for operating loss and tax credit carryforwards. In estimating future tax consequences, Ciena considers all expected future events other than the enactment of changes in tax laws or rates. Valuation allowances are provided, if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Ciena adopted the accounting guidance on uncertainty related to income tax positions at the beginning of fiscal 2008. Ciena classifies interest and penalties related to uncertain tax positions as a component of income tax expense. All of the uncertain tax positions, if recognized, would decrease the effective income tax rate.

In the ordinary course of business, transactions occur for which the ultimate outcome may be uncertain. In addition, tax authorities periodically audit Ciena's income tax returns. These audits examine significant tax filing positions, including the timing and amounts of deductions and the allocation of income tax expenses among tax jurisdictions. Ciena is currently under audit in India for 2007. Management does not expect the outcome of this audit to have a material adverse effect on the Company's consolidated financial position, result of operations or cash flows. Ciena's major tax jurisdictions and the earliest open tax years are as follows: United States (2007), United Kingdom (2004), Canada (2005) and India (2007). However, limited adjustments can be made to Federal tax returns in earlier years in order to reduce net operating loss carryforwards.

Ciena has not provided U.S. deferred income taxes on the cumulative unremitted earnings of its non-U.S. affiliates as it plans to permanently reinvest cumulative unremitted foreign earnings outside the U.S. and it is not practicable to determine the unrecognized deferred income taxes. These cumulative unremitted foreign earnings relate to ongoing operations in foreign jurisdictions and are required to fund foreign operations, capital expenditures, and any expansion requirements.

Ciena recognizes windfall tax benefits associated with the exercise of stock options or release of restricted stock units directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by Ciena upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that Ciena had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, Ciena follows the tax law "with-and-without" method. Under the with-and-without method, the windfall is considered realized and recognized for financial statement purposes only when an incremental benefit is provided after considering all other tax benefits including Ciena's net operating losses. The with-and-without method results in the windfall from share-based compensation awards always being effectively the last tax benefit to be considered. Consequently, the windfall attributable to share-based compensation will not be considered realized in instances where Ciena's net operating loss carryover (that is unrelated to windfalls) is sufficient to offset the current year's taxable income before considering the effects of current-year windfalls.

Loss Contingencies

Ciena is subject to the possibility of various losses arising in the ordinary course of business. These may relate to disputes, litigation and other legal actions. Ciena considers the likelihood of loss or the incurrence of a liability, as well as Ciena's ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Ciena regularly evaluates current information available to it to determine whether any accruals should be adjusted and whether new accruals are required.

Fair Value of Financial Instruments

The carrying value of Ciena's cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximates fair market value due to the relatively short period of time to maturity. The fair value of investments in marketable debt securities is determined using quoted market prices for those securities or similar financial instruments. For information related to the fair value of Ciena's convertible notes, see Note 7 below.

Fair value for the measurement of financial assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Ciena utilizes a valuation hierarchy for disclosure of the inputs for fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 inputs are quoted prices for identical or similar assets or liabilities in less active markets or model-derived valuations in which significant inputs are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument;
- Level 3 inputs are unobservable inputs based on Ciena's assumptions used to measure assets and liabilities at fair value.

By distinguishing between inputs that are observable in the marketplace, and therefore more objective, and those that are unobservable and therefore more subjective, the hierarchy is designed to indicate the relative reliability of the fair value measurements. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Restructuring

From time to time, Ciena takes actions to align its workforce, facilities and operating costs with perceived market opportunities and business conditions. Ciena implements these restructuring plans and incurs the associated liability concurrently. Generally accepted accounting principles require that a liability for the cost associated with an exit or disposal activity be recognized in the period in which the liability is incurred, except for one-time employee termination benefits related to a service period of more than 60 days, which are accrued over the service period. See Note 3 below.

Foreign Currency

Some of Ciena's foreign branch offices and subsidiaries use the U.S. dollar as their functional currency, because Ciena, as the U.S. parent entity, exclusively funds the operations of these branch offices and subsidiaries. For those subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date, and the statement of operations is translated at a monthly average rate. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity. Where the monetary assets and liabilities are transacted in a currency other than the entity's functional currency, re-measurement adjustments are recorded in other income. The net gain (loss) on foreign currency re-measurement and exchange rate changes is immaterial for separate financial statement presentation.

Derivatives

Ciena's 4.0% convertible senior notes include a redemption feature that is accounted for as a separate embedded derivative. The embedded redemption feature is recorded at fair value on a recurring basis and these changes are included in interest and other income, net on the Consolidated Statement of Operations.

Occasionally, Ciena uses foreign currency forward contracts to hedge certain forecasted foreign currency transactions relating to operating expenses. Historically these derivatives, designated as cash flow hedges, had maturities of less than one year and permitted net settlement.

At the inception of the cash flow hedge and on an ongoing basis, Ciena assesses the hedging relationship to determine its effectiveness in offsetting changes in cash flows attributable to the hedged risk during the hedge period. The effective portion of the hedging instrument's net gain or loss is initially reported as a component of accumulated other comprehensive income (loss), and upon occurrence of the forecasted transaction, is subsequently reclassified into the operating expense line item to which the hedged transaction relates. Any net gain or loss associated with the ineffectiveness of the hedging instrument is reported in interest and other income, net. See Note 14 below.

Computation of Basic Net Income (Loss) per Common Share and Diluted Net Income (Loss) per Dilutive Potential Common Share

Ciena calculates basic earnings per share (EPS) by dividing earnings attributable to common stock by the weighted-average number of common shares outstanding for the period. Diluted EPS includes other potential dilutive common stock that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. Ciena uses a dual presentation of basic and diluted EPS on the face of its income statement. A reconciliation of the numerator and denominator used for the basic and diluted EPS computations is set forth in Note 16.

Software Development Costs

Ciena develops software for sale to its customers. Generally accepted accounting principles require the capitalization of certain software development costs that are incurred subsequent to the date technological feasibility is established and prior to the date the product is generally available for sale. The capitalized cost is then amortized straight-line over the estimated life of the product. Ciena defines technological feasibility as being attained at the time a working model is completed. To date, the period between Ciena achieving technological feasibility and the general availability of such software has been short, and software development costs qualifying for capitalization have been insignificant. Accordingly, Ciena has not capitalized any software development costs.

Segment Reporting

Effective upon the March 19, 2010 completion of the acquisition of the MEN Business, Ciena reorganized its internal organizational structure and the management of its business. Ciena's chief operating decision maker, its chief executive officer, evaluates performance and allocates resources based on multiple factors, including segment profit (loss) information for the following product categories: (i) Packet-Optical Transport; (ii) Packet-Optical Switching; (iii) Carrier Ethernet Service Delivery; and (iv) Software and Services. Operating segments are defined as components of an enterprise: that engage in business activities which may earn revenue and incur expense; for which discrete financial information is available; and for which such information is evaluated regularly by the chief operating decision maker for purposes of allocating resources and assessing performance. Ciena considers the four product categories above to be its operating segments for reporting purposes. See Note 20.

Newly Issued Accounting Standards

In October 2009, the Financial Accounting Standards Board, (FASB) amended the accounting standards for revenue recognition with multiple deliverables. The amended guidance allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence or third-party evidence is unavailable. Additionally, it eliminates the residual method of revenue recognition in accounting for multiple deliverable arrangements. The guidance is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. Ciena will adopt this standard prospectively during its first quarter of fiscal 2011. As a result, Ciena will disclose comparative revenue, for fiscal 2010, as if adoption had occurred on the first day of fiscal 2010. Comparative data Ciena is currently evaluating the impact this new guidance could have on its financial condition, results of operations and cash flows.

In October 2009, the FASB amended the accounting standards for revenue arrangements with software elements. The amended guidance modifies the scope of the software revenue recognition guidance to exclude tangible products that contain both software and non-software components that function together to deliver the product's essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. This guidance must be adopted in the same period an entity adopts the amended revenue arrangements with multiple deliverables guidance described above. Ciena will adopt this standard prospectively during its first quarter of fiscal 2011. As a result, Ciena will disclose comparative revenue, for fiscal 2010, as if adoption had occurred on the first day of fiscal 2010. Comparative data Ciena is currently evaluating the impact this new guidance could have on its financial condition, results of operations and cash flows.

(2) BUSINESS COMBINATIONS

Acquisition of MEN Business

On March 19, 2010, Ciena completed its acquisition of the MEN Business. On March 19, 2010, Ciena completed its acquisition of the MEN Business. Ciena acquired the MEN Business in an effort to strengthen its position as technology leader in next-generation, converged optical Ethernet networking, accelerate the execution of its corporate and research and development strategies and enable Ciena to better compete with larger equipment vendors. The acquisition expands Ciena's geographic reach, customer relationships, and portfolio of network solutions.

In accordance with the agreements for the acquisition, the $773.8 million aggregate purchase price was subsequently adjusted downward by $80.6 million based upon the amount of net working capital transferred to Ciena at closing. See Note 15 below for information related to Ciena's election to pay the entire aggregate purchase price in cash. As a result, Ciena paid $693.2 million in cash for the purchase of the MEN Business.

In connection with the acquisition, Ciena entered into an agreement with Nortel to lease the "Lab 10" building on Nortel's Carling Campus in Ottawa, Canada (the "Carling lease") for a term of ten years. The lease agreement contained a provision that allowed Nortel to reduce the term of the lease, and in exchange, Ciena could receive a payment of up to $33.5 million. This amount was placed into escrow by Nortel in accordance with the acquisition agreements. The fair value of this contingent refund right of $16.4 million was recorded as a reduction to the consideration paid, resulting in a purchase price of $676.8 million.

On October 19, 2010, Nortel issued a public announcement that it had entered into a sale agreement of its Carling campus with Publics Works and Government Services Canada (PWGSC). According to the announcement, the sale, targeted to close at the end of the calendar year 2010, is subject to customary closing conditions as well as approval of certain governmental authorities and of the Ontario Superior Court of Justice. With respect to the Carling lease, Nortel has been directed by PWGSC to exercise, on closing, its early termination rights under the Carling lease, shortening the lease term from ten years to five years. Pursuant to the lease, this will result in the refund to Ciena of $33.5 million from the escrowed cash consideration paid. As a result of this change in circumstances and expected outcome probability, during the fourth quarter of fiscal 2010 Ciena recorded an unrealized gain of $13.8.million resulting in a fair value of $30.2 million for the contingent consideration right. See Note 23 to the Consolidated Financial Statements in Item 8 of Part II of this annual report.

Given the structure of the transaction as an asset carve-out from Nortel, this transaction has resulted in a costly and complex integration. As of October 31, 2010, Ciena has incurred $101.4 million in transaction, consulting and third party service fees, $8.5 million in severance expense, and an additional $12.4 million, primarily related to purchases of capitalized information technology equipment. In addition to the estimated costs above, Ciena has also incurred significant transition services expense as it relies upon an affiliate of Nortel to perform certain critical operational and business support functions during an interim integration period. Ciena can utilize certain of these support services for a period of up to 24 months following the acquisition of the MEN Business, 12 months in Europe, Middle East and Africa, (EMEA). The cost of these transition services is estimated to be up to approximately $94 million annually. The actual expense will depend upon the scope of the services that Ciena utilizes and the time within which Ciena is able to complete the planned transfer of these services to internal resources or other third party providers.

The following table summarizes the final allocation related to the MEN Business based on the estimated fair value of the acquired assets and assumed liabilities (in thousands):

	FINAL ALLOCATION
Unbilled receivables	$ 7,136
Inventories	146,272
Prepaid expenses and other	32,517
Other long-term assets	21,924
Equipment, furniture and fixtures	41,213
Developed technology	218,774
In-process research and development	11,000
Customer relationships, outstanding purchase orders and contracts	260,592
Trade name	2,000
Deferred revenue	(28,086)
Accrued liabilities	(33,845)
Other long-term obligations	(2,644)
Total purchase price allocation	$676,853

Adjustments to the preliminary purchase price allocation have been made to reflect revised estimates of the fair values of the assets acquired and liabilities assumed at March 19, 2010. These adjustments resulted in a net decrease to goodwill of $40.0 million through October 31, 2010, the end of the measurement period. The most significant adjustments were associated with increases in valuations of inventories of $32.1 million and deferred revenue of $9.3 million. The valuations of inventories and deferred revenue primarily related to in-transit shipments of orders that existed at the acquisition date. Providing for these adjustments in previous periods would have had an immaterial impact on the reported operating results for the quarterly periods ended April 30, 2010 and July 31, 2010.

Unbilled receivables represent unbilled claims for which Ciena will invoice customers upon its completion of the acquired projects.

Under the acquisition method of accounting, Ciena revalued the acquired finished goods inventory to fair value, which was determined to be most appropriately recognized as the estimated selling price less the sum of (a) costs of disposal, and (b) a reasonable profit allowance for Ciena's selling effort.

Prepaid expenses and other include product demonstration units used to support research and development projects and indemnification assets related to uncertain tax contingencies acquired and recorded as part of other long-term obligations. Other long-term assets represent spares used to support customer maintenance commitments.

Developed technology represents purchased technology that had reached technological feasibility and for which development had been completed as of the date of the acquisition. Developed technology will be amortized on a straight line basis over its estimated useful lives of two to seven years.

In-process research and development represents development projects that had not reached technological feasibility at the time of the acquisition. In-process research and development assets will be impaired, if abandoned, or amortized in future periods, depending upon the ability of Ciena to use the research and development in future periods. Future expenditures to complete the in-process research and development projects will be expensed as incurred.

Customer relationships, outstanding purchase orders and contracts represent agreements with existing customers of the MEN Business. These intangible assets are expected to have estimated useful lives of nine months to seven years, with the exception of $14.2 million related to a contract asset for acquired in-process projects to be billed by Ciena and recognized as a reduction in revenue. As of October 31, 2010, Ciena has billed $10.2 million of these contract assets. The remaining $4.0 million will be billed during the first half of fiscal 2011. Trade name represents acquired product trade names that are expected to have a useful life of nine months.

Deferred revenue represents obligations assumed by Ciena to provide maintenance support services for which payment for such services was already made to Nortel.

Accrued liabilities represent assumed warranty obligations, other customer contract obligations, and certain employee benefit plans. Other long-term obligations represent uncertain tax contingencies.

The following unaudited pro forma financial information summarizes the results of operations for the periods indicated as if Ciena's acquisition of the MEN Business had been completed as of the beginning of each of the periods presented. Revenue specific to the MEN Business since the March 19, 2010 acquisition date was $530.9 million. As Ciena has begun to integrate the combined operations, eliminating overlapping processes and expenses and integrating its products and sales efforts with those of the acquired MEN Business, it is impractical to determine the earnings specific to the MEN Business since the acquisition date.

These pro forma amounts (in thousands) do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the periods presented or that may be obtained in the future.

	FISCAL YEAR	
	2009	2010
Pro forma revenue	$ 1,704,037	$1,592,911
Pro forma net loss	$(1,008,894)	$ (536,253)

Acquisition of World Wide Packets

On March 3, 2008, Ciena acquired World Wide Packets, Inc. ("World Wide Packets" or "WWP") pursuant to the terms of an Agreement and Plan of Merger dated January 22, 2008 (the "Merger Agreement") by and among Ciena, World Wide Packets, Wolverine Acquisition Subsidiary, Inc., a wholly owned subsidiary of Ciena ("Merger Sub"), and Daniel Reiner, as stockholders' representative. Pursuant to the Merger Agreement, on March 3, 2008, Merger Sub was merged with and into World Wide Packets, with World Wide Packets continuing as the surviving corporation and a wholly owned subsidiary of Ciena. World Wide Packets is a supplier of communications networking equipment that enables the cost-effective delivery of a wide variety of carrier Ethernet-based services. Prior to the acquisition, World Wide Packets was a privately held company. Ciena's results of operations for fiscal 2008 in these financial statements include the operations of World Wide Packets beginning on March 3, 2008, the effective date of the acquisition.

Upon the closing of the acquisition, all of the outstanding shares of World Wide Packets' common stock and preferred stock were exchanged for approximately 2.5 million shares of Ciena common stock and approximately $196.7 million in cash. Of this amount, $20.0 million in cash and 340,000 shares of Ciena common stock were placed into escrow for a period of one year as security for the indemnification obligations of World Wide Packets' stockholders under the Merger Agreement. Upon the closing, Ciena also assumed all then outstanding World Wide Packets options and exchanged them for options to acquire approximately 0.9 million shares of Ciena common stock. Under the Merger Agreement, Ciena also agreed to indemnify certain officers and directors of World Wide Packets against third-party claims arising out of their employment relationship. Ciena has determined the fair value of this indemnification obligation to be insignificant.

The following table summarizes the purchase price for the acquisition (in thousands):

	AMOUNT
Cash	$196,668
Acquisition-related costs	14,183
Value of common stock issued	62,360
Fair value of vested options assumed	9,912
Total purchase price	$283,123

The value of Ciena's common stock issued in the acquisition was based on the average closing price of Ciena's common stock for the two trading days prior to, the date of, and the two trading days after the announcement of the acquisition. The fair value of the vested options assumed was determined using the Black-Scholes option-pricing model.

The acquisition was accounted for under the purchase method of accounting, which requires the total purchase price to be allocated to the acquired assets and assumed liabilities based on their estimated fair values. The amount of the purchase price in excess of the amounts assigned to acquired tangible or intangible assets and assumed liabilities is recognized as goodwill. Amounts allocated to goodwill are not tax deductible. As set forth below, Ciena recorded acquired, finite-lived intangible assets related to developed technology, covenants not to compete, and customer relationships, outstanding purchase orders and contracts. The following table summarizes the allocation of the acquisition purchase price based on the estimated fair value of the acquired assets and assumed liabilities (in thousands):

	AMOUNT
Cash	$ 835
Accounts receivable	2,049
Inventory	12,872
Equipment, furniture and fixtures	2,691
Other tangible assets	2,003
Developed technology	42,400
Covenants not to compete	3,200
Customer relationships, outstanding purchase orders and contracts	19,100
Goodwill	223,658
Accounts payable, accrued liabilities and deferred revenue	(13,322)
Promissory notes and loans payable	(12,363)
Total purchase price allocation	$283,123

Under purchase accounting rules, Ciena valued the acquired finished goods inventory to fair value, which is defined as the estimated selling price less the sum of (a) costs of disposal, and (b) a reasonable profit allowance for Ciena's selling effort. This valuation resulted in an increase in inventory carrying value of approximately $5.3 million for marketable inventory, slightly offset by a decrease of $0.7 million for unmarketable inventory.

Developed technology represents purchased technology that had reached technological feasibility and for which World Wide Packets had substantially completed development as of the date of acquisition. Fair value was determined using future discounted cash flows related to the projected income stream of the developed technology for a discrete projection period. Cash flows were discounted to their present value as of the closing date. Developed technology is amortized on a straight line basis over its estimated useful lives of 4 years to 6 years.

Covenants not to compete represent agreements entered into with key employees of World Wide Packets. Covenants not to compete are amortized on a straight line basis over estimated useful lives of 3.5 years.

Customer relationships, outstanding purchase orders and contracts represent agreements with existing World Wide Packets' customers and have estimated useful lives of 4 months to 6 years.

The following unaudited pro forma financial information summarizes the results of operations for the periods indicated as if Ciena's acquisition of World Wide Packets had been completed as of the beginning of each of the periods presented. These pro forma amounts (in thousands, except per share data) do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the periods presented or that may be obtained in the future.

	YEAR ENDED OCTOBER 31, 2008
Pro forma revenue	$909,098
Pro forma net income	$ 22,179

(3) RESTRUCTURING COSTS

In April 2010, Ciena committed to certain restructuring actions and subsequently effected a headcount reduction principally affecting Ciena's global product group and global field organization outside of the EMEA region. In May 2010, following the end of its fiscal second quarter, Ciena informed employees of its proposal to reorganize and restructure portions of Ciena's business and operations in the EMEA region, including a headcount reduction principally affecting employees in Ciena's global field and supply chain organizations.

The following table displays the activity and balances of the historical restructuring liability accounts for the fiscal years indicated (in thousands):

	WORKFORCE REDUCTION	CONSOLIDATION OF EXCESS FACILITIES	TOTAL
Balance at October 31, 2007	$ —	$ 4,688	$ 4,688
Additional liability recorded	1,057[a]	53[a]	1,110
Cash payments	(75)	(1,498)	(1,573)
Balance at October 31, 2008	982	3,243	4,225
Additional liability recorded	4,117[b]	3,419[b]	7,536
Adjustment to previous estimates	—	3,670[b]	3,670
Cash payments	(4,929)	(897)	(5,826)
Balance at October 31, 2009	170	9,435	9,605
Additional liability recorded	9,256[c]	—[c]	9,256
Adjustment to previous estimates	—	(742)[c]	(742)
Cash payments	(7,850)	(2,301)	(10,151)
Balance at October 31, 2010	$ 1,576	$ 6,392	$ 7,968
Current restructuring liabilities	$ 1,576	$ 1,208	$ 2,784
Non-current restructuring liabilities	$ —	$ 5,184	$ 5,184

(a) During fiscal 2008, Ciena recorded a charge of $1.0 million related to a workforce reduction of 56 employees and a charge of approximately $0.1 million related to the closure of a facility located in San Antonio, Texas.

(b) During fiscal 2009, Ciena recorded a charge of $4.1 million of severance and other employee-related costs associated with a workforce reduction of 200 employees, $3.4 million related to the Acton, MA facility closure and $3.7 million related to previously restructured facilities.

(c) During fiscal 2010, Ciena recorded a charge of $2.1 million related to a workforce reduction of approximately 70 employees, principally affecting Ciena's global product group and global field organization outside of the EMEA region and $7.1 million related to a workforce reduction of 82 employees associated with the restructuring activities in the EMEA region described above and an adjustment of $0.7 million associated with previously restructured facilities.

(4) GOODWILL

As of October 31, 2009 and 2010, Ciena did not have any goodwill on its Consolidated Balance Sheets.

Impairment loss—fiscal 2009

Prior to the acquisition of the MEN Business, Ciena assessed its goodwill based upon a single reporting unit and tested its single reporting unit's goodwill for impairment annually on the last business day of fiscal September each year. Testing is required between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value. Based on a combination of factors, including macroeconomic conditions and a sustained decline in Ciena's common stock price and market capitalization below net book value, Ciena conducted an interim impairment assessment of goodwill during the second quarter of fiscal 2009. Ciena performed the step one fair value comparison, and its market capitalization was $721.8 million and its carrying value, including goodwill, was $949.0 million. Ciena applied a 25% control premium to its market capitalization to determine a fair value of $902.2 million. Because step one indicated that Ciena's fair value was less than its carrying value, Ciena performed the step two analysis. Under the step two analysis, the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The implied fair value of the reporting unit's goodwill was determined to be $0, and, as a result, Ciena recorded a goodwill impairment of $455.7 million, representing the full carrying value of the goodwill.

Ciena performed assessments of the fair value of its single reporting unit as of September 27, 2008. Ciena compared its fair value on each assessment date to its carrying value, including goodwill, and determined that the carrying value, including goodwill, did not exceed fair value. Because the carrying amount was less than its fair value, no impairment loss was recorded.

(5) LONG-LIVED ASSET IMPAIRMENTS

Due to the reorganization described in Note 1 above, Ciena performed an impairment analysis of its long-lived assets during the second quarter of fiscal 2010. Based on Ciena's estimate of future, undiscounted cash flows by asset group, no impairment was required.

Due to effects of difficult macroeconomic conditions on Ciena's business, including lengthening sales cycles and slowing deployments resulting in lower demand, Ciena performed an impairment analysis of its long-lived assets during the fourth quarter of fiscal 2008 and the second quarter of fiscal 2009. Based on Ciena's estimate of future, undiscounted cash flows by asset group as of October 31, 2008 and April 30, 2009, respectively, no impairment was required.

(6) MARKETABLE DEBT SECURITIES

As of October 31, 2010, Ciena had no investments in marketable debt securities. As of October 31, 2009, short-term and long-term investments in marketable debt securities are comprised of the following (in thousands):

	OCTOBER 31, 2009			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
US government obligations	$570,505	$460	$ 2	$570,963
Publicly traded equity securities	251	—	—	251
	$570,756	$460	$ 2	$571,214
Included in short-term investments	562,781	404	2	563,183
Included in long-term investments	7,975	56	—	8,031
	$570,756	$460	$ 2	$571,214

Gross unrealized losses related to marketable debt investments, included in short-term investments at October 31, 2009, were immaterial. During fiscal 2008, Ciena recognized losses of $5.1 million related to two structured investment vehicles (SIVs) that entered into receivership during the fourth quarter of fiscal 2007 and failed to make payment at maturity.

(7) FAIR VALUE MEASUREMENTS

As of the dates indicated, the following table summarizes the fair value of assets that are recorded at fair value on a recurring basis (in thousands):

	OCTOBER 31, 2010			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:				
Embedded redemption feature	$ —	$ —	$ 4,220	$ 4,220
Contingent consideration	—	—	30,195	30,195
Total assets measured at fair value	$ —	$ —	$34,415	$ 34,415

	OCTOBER 31, 2009			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:				
US government obligations	$ —	$570,963	$ —	$570,963
Publicly traded equity securities	251	—	—	251
Total assets measured at fair value	$251	$570,963	$ —	$571,214

As of the dates indicated, the assets and liabilities above were presented on Ciena's Consolidated Balance Sheet as follows (in thousands):

	OCTOBER 31, 2010			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:				
Prepaid expenses and other	$ —	$ —	$30,195	$ 30,195
Other long-term assets	—	—	4,220	4,220
Total assets measured at fair value	$ —	$ —	$34,415	$ 34,415

	OCTOBER 31, 2009			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:				
Short-term investments	$251	$562,932	$ —	$563,183
Long-term investments	—	8,031	—	8,031
Total assets measured at fair value	$251	$570,963	$ —	$571,214

Ciena's Level 1 assets include corporate equity securities publicly traded on major exchanges that are valued using quoted prices in active markets.

Ciena's Level 2 investments include U.S. government obligations. These investments are valued using observable inputs such as quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources with reasonable levels of price transparency. Investments are held by a custodian who obtains investment prices from a third party pricing provider that uses standard inputs to models which vary by asset class.

Ciena's Level 3 assets included in prepaid expenses and other reflect its contingent right to receive a refund of up to $33.5 million in aggregate purchase price paid in the MEN Acquisition. The fair value was based on the weighted average probabilities of expected cash flows discounted to its present value. Ciena's Level 3 assets included in other long-term assets reflect the embedded redemption feature contained within Ciena's 4.0% convertible senior notes. See Note 15 below. The embedded redemption feature is bifurcated from Ciena's 4.0% convertible senior notes using the "with-and-without" approach. As such, the total value of the embedded redemption feature is calculated as the difference between the value of the 4.0% convertible senior notes (the "Hybrid Instrument") and the value of an identical instrument without the embedded redemption feature (the "Host Instrument"). Both the Host Instrument and the Hybrid Instrument are valued using a modified binomial model. The modified binomial model utilizes a risk free interest rate, an implied volatility of Ciena's stock, the recovery rates of bonds and the implied default intensity of the 4.0% convertible senior notes.

As of the dates indicated, the following table sets forth, in thousands, the reconciliation of changes in Level 3 assets recorded at fair value:

	LEVEL 3
Balance at October 31, 2009	$ —
Initial recognition	18,104
Changes in unrealized gain	16,311
Transfers into Level 3	—
Transfers out of Level 3	—
Balance at October 31, 2010	$34,415

During fiscal 2009, due to certain triggering events, Ciena recorded a non-cash loss on cost method investments of $5.3 million. Ciena utilized both Level 2 and Level 3 inputs in its fair value measurements for these investments.

(8) ACCOUNTS RECEIVABLE

As of October 31, 2010, no customers accounted for 10.0% of net trade accounts receivable. As of October 31, 2009, one customer accounted for 10.7% of net trade accounts receivable. Ciena's allowance for doubtful accounts as of October 31, 2008, 2009 and 2010 was $0.1 million and Ciena has not historically experienced a significant amount of bad debt expense.

The following table summarizes the activity in Ciena's allowance for doubtful accounts for the fiscal years indicated (in thousands):

YEAR ENDED OCTOBER 31,	BALANCE AT BEGINNING OF PERIOD	NET PROVISIONS (RECOVERY)	DEDUCTIONS	BALANCE AT END OF PERIOD
2008	$132	$157	$165	$124
2009	$124	$ 93	$101	$116
2010	$116	$ 1	$ —	$117

(9) INVENTORIES

As of the dates indicated, inventories are comprised of the following (in thousands):

	OCTOBER 31,	
	2009	2010
Raw materials	$ 19,694	$ 30,569
Work-in-process	1,480	6,993
Finished goods	61,026	177,994
Deferred cost of goods sold	29,888	76,830
	112,088	292,386
Provision for excess and obsolescence	(24,002)	(30,767)
	$ 88,086	$261,619

Ciena writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. During fiscal 2008, fiscal 2009 and fiscal 2010, Ciena recorded provisions for inventory reserves of $18.3 million, $15.7 million and $13.7 million, respectively, primarily related to changes in forecasted sales for certain products. Deductions from the reserve for excess and obsolete inventory relate to disposal activities.

The following table summarizes the activity in Ciena's reserve for excess and obsolete inventory for the fiscal years indicated (in thousands):

YEAR ENDED OCTOBER 31,	BALANCE AT BEGINNING OF PERIOD	PROVISIONS	DISPOSALS	BALANCE AT END OF PERIOD
2008	$26,170	$18,325	$21,238	$23,257
2009	$23,257	$15,719	$14,974	$24,002
2010	$24,002	$13,696	$ 6,931	$30,767

(10) PREPAID EXPENSES AND OTHER

As of the dates indicated, prepaid expenses and other are comprised of the following (in thousands):

	OCTOBER 31,	
	2009	2010
Prepaid VAT and other taxes	$14,527	$ 46,352
Deferred deployment expense	4,242	6,918
Product demonstration equipment, net	—	29,449
Prepaid expenses	8,869	15,087
Capitalized acquisition costs	12,473	—
Restricted cash	7,477	12,994
Contingent consideration	—	30,195
Other non-trade receivables	2,949	6,685
	$50,537	$147,680

Prepaid expenses and other as of October 31, 2010 includes $29.4 million related to product demonstration equipment, net. Depreciation of product demonstration equipment was $4.2 million for fiscal 2010. Capitalized acquisition costs at October 31, 2009 include direct costs related to Ciena's then pending acquisition of the MEN Business. In the first quarter of fiscal 2010, Ciena adopted newly issued accounting guidance related to business combinations, which required the full amount of these capitalized acquisition costs to be expensed in the Consolidated Statement of Operations.

(11) EQUIPMENT, FURNITURE AND FIXTURES

As of the dates indicated, equipment, furniture and fixtures are comprised of the following (in thousands):

	OCTOBER 31,	
	2009	2010
Equipment, furniture and fixtures	$ 293,093	$ 360,908
Leasehold improvements	45,761	49,595
	338,854	410,503
Accumulated depreciation and amortization	(276,986)	(290,209)
	$ 61,868	$ 120,294

During fiscal 2008, fiscal 2009 and fiscal 2010, Ciena recorded depreciation of equipment, furniture and fixtures, and amortization of leasehold improvements of $18.6 million, $21.9 million and $38.5 million, respectively.

(12) OTHER INTANGIBLE ASSETS

As of the dates indicated, other intangible assets are comprised of the following (in thousands):

	OCTOBER 31,					
	2009			2010		
	GROSS INTANGIBLE	ACCUMULATED AMORTIZATION	NET INTANGIBLE	GROSS INTANGIBLE	ACCUMULATED AMORTIZATION	NET INTANGIBLE
Developed technology	$185,833	$(147,504)	$38,329	$417,833	$(186,129)	$231,704
Patents and licenses	47,370	(42,811)	4,559	45,388	(45,167)	221
Customer relationships, covenants not to compete, outstanding purchase orders and contracts	60,981	(43,049)	17,932	323,573	(129,086)	194,487
Total other intangible assets	$294,184	$(233,364)	$60,820	$786,794	$(360,382)	$426,412

The aggregate amortization expense of other intangible assets was $38.0 million, $31.4 million and $127.0 million for fiscal 2008, fiscal 2009 and fiscal 2010, respectively. Expected future amortization of other intangible assets for the fiscal years indicated is as follows (in thousands):

YEAR ENDED OCTOBER 31,	
2011	$ 96,669
2012	73,564
2013	71,145
2014	56,987
2015	52,714
Thereafter	75,333
	$426,412

(13) OTHER BALANCE SHEET DETAILS

As of the dates indicated, other long-term assets are comprised of the following (in thousands):

	OCTOBER 31,	
	2009	2010
Maintenance spares inventory, net	$31,994	$ 53,654
Deferred debt issuance costs, net	12,832	28,853
Embedded redemption feature	—	4,220
Restricted cash	18,792	37,796
Other	4,284	5,296
	$67,902	$129,819

Deferred debt issuance costs are amortized using the straight line method which approximates the effect of the effective interest rate method through the maturity of the related debt. Amortization of deferred debt issuance costs, which is included in interest expense, was $2.9 million, $2.3 million and $3.8 million for fiscal 2008, fiscal 2009 and fiscal 2010, respectively.

As of the dates indicated, accrued liabilities are comprised of the following (in thousands):

	OCTOBER 31,	
	2009	2010
Warranty	$ 40,196	$ 54,372
Compensation, payroll related tax and benefits	20,025	39,391
Vacation	11,508	20,412
Current restructuring liabilities	1,811	2,784
Interest payable	2,045	4,345
Other	29,575	72,690
	$105,160	$193,994

The following table summarizes the activity in Ciena's accrued warranty for the fiscal years indicated (in thousands):

YEAR ENDED OCTOBER 31,	BEGINNING BALANCE	ACQUIRED	PROVISIONS	SETTLEMENTS	BALANCE AT END OF PERIOD
2008	$33,580	$ —	$15,336	$11,658	$37,258
2009	$37,258	$ —	$19,286	$16,348	$40,196
2010	$40,196	$24,041	$15,353	$25,218	$54,372

As of the dates indicated, deferred revenue is comprised of the following (in thousands):

	OCTOBER 31,	
	2009	2010
Products	$ 11,998	$ 31,187
Services	63,935	73,862
	75,933	105,049
Less current portion	(40,565)	(75,334)
Long-term deferred revenue	$ 35,368	$ 29,715

(14) FOREIGN CURRENCY FORWARD CONTRACTS

Ciena has previously used, and may in the future use, foreign currency forward contracts to reduce variability in non-U.S. dollar denominated expected cash flows. As of October 31, 2009 and 2010, there were no foreign currency forward contracts outstanding and Ciena did not enter into any foreign currency forward contracts during fiscal 2010. During fiscal 2009, Ciena entered into such foreign currency forward contracts and these derivatives were designated as cash flow hedges. No portion of the hedging instruments was considered ineffective. Gains and losses from these foreign currency forward contracts were immaterial during fiscal 2009.

(15) CONVERTIBLE NOTES PAYABLE

Payment at Maturity of Convertible Notes Payable

3.75% Convertible Notes, due February 1, 2008

During fiscal 2008, Ciena paid at maturity the remaining $542.3 million in aggregate principal amount on its 3.75% convertible notes. All of the notes were retired without conversion into common stock.

Outstanding Convertible Notes Payable

Ciena has four issuances of convertible notes payable outstanding. The notes are senior unsecured obligations of Ciena and rank equally with all of Ciena's other existing and future senior unsecured debt. The indentures governing Ciena's notes provide for customary events of default which include (subject in certain cases to customary grace and cure periods), among others, the following: nonpayment of principal or interest; breach of covenants or other agreements in the indenture; defaults in failure to pay certain other indebtedness; and certain events of bankruptcy or insolvency. Generally, if an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the notes may declare the principal of, accrued interest on, and premium, if any, on all the notes immediately due and payable. Under the indentures, if Ciena undergoes a "fundamental change" (as that term is defined in the indenture governing the notes to include certain change in control transactions), holders of notes will have the right, subject to certain exemptions, to require Ciena to purchase for cash any or all of their notes at a price equal to the principal amount, plus accrued and unpaid interest. If the holder elects to convert his or her notes in connection with a specified fundamental change, in certain circumstances, Ciena will be required to increase the applicable conversion rate, depending on the price paid per share for Ciena common stock and the effective date of the fundamental change transaction.

0.25% Convertible Senior Notes due May 1, 2013

On April 10, 2006, Ciena completed a public offering of 0.25% convertible senior notes due May 1, 2013, in aggregate principal amount of $300.0 million. Interest is payable on May 1 and November 1 of each year.

During the fourth quarter of fiscal 2008, Ciena repurchased $2.0 million in principal amount of its outstanding 0.25% convertible senior notes in an open market transaction. Ciena used $1.0 million of cash to effect these repurchases during the quarter, which resulted in a gain of approximately $0.9 million. During the fourth quarter of fiscal 2010, Ciena repurchased $81.8 million in aggregate principal amount of its outstanding 0.25 % convertible senior notes in privately negotiated transactions, which resulted in a gain of approximately $4.9 million. As of October 31, 2010, the outstanding principal on these notes was $216.2 million.

At the election of the holder, notes may be converted prior to maturity into shares of Ciena common stock at the initial conversion rate of 25.3001 shares per $1,000 in principal amount, which is equivalent to an initial conversion price of $39.5255 per share. The notes may be redeemed by Ciena if the closing sale price of Ciena's common stock for at least 20 trading days in any 30 consecutive trading day period ending on the date one day prior to the date of the notice of redemption exceeds 130% of the conversion price. Ciena may redeem the notes in whole or in part, at a redemption price in cash equal to the principal amount to be redeemed, plus accrued and unpaid interest.

Ciena used approximately $28.5 million of the net proceeds of this offering to purchase a call spread option on its common stock that is intended to limit exposure to potential dilution from the conversion of the notes. See Note 17 below for a description of this call spread option.

4.0% Convertible Senior Notes, due March 15, 2015

On March 15, 2010, Ciena completed a private placement of 4.0% convertible senior notes due March 15, 2015, in aggregate principal amount of $375.0 million. Interest is payable on the notes on March 15 and September 15 of each year, beginning on September 15, 2010.

At the election of the holder, the notes may be converted prior to maturity into shares of Ciena common stock at the initial conversion rate of 49.0557 shares per $1,000 in principal amount, which is equivalent to an initial conversion price of approximately $20.38 per share. The notes may be redeemed by Ciena on or after March 15, 2013 if the closing sale price of Ciena's common stock for at least 20 trading days in any 30 consecutive trading day period ending on the date one day prior to the date of the notice of redemption exceeds 150% of the conversion price. Ciena may redeem the notes in whole or in part, at a redemption price in cash equal to the principal amount to be redeemed, plus accrued and unpaid interest, including any additional interest to, but excluding, the redemption date, plus a make-whole premium payment. The "make whole premium" payment will be made in cash and equal the present value of the remaining interest payments, to maturity, computed using a discount rate equal to 2.75%. The make-whole premium is paid to holders whether or not they convert the notes following Ciena's issuance of a redemption notice. For accounting purposes, this redemption feature is an embedded derivative that is not clearly and closely related to the notes. Consequently, it was initially bifurcated from the indenture and separately recorded at its fair value as an asset with subsequent changes in fair value recorded through earnings. As of October 31, 2010, the fair value of the embedded redemption feature was $4.2 million and is included in other long-term assets on the Consolidated Balance Sheet. Since inception on March 15, 2010, the changes in fair value of the embedded redemption feature in the amount of $2.5 million were reflected as interest and other income (loss), net on the Consolidated Statement of Operations.

The net proceeds from the offering of the notes were $364.3 million after deducting the placement agents' fees and other fees and expenses. Ciena used $243.8 million of this amount to fund its payment election to replace its contractual obligation to issue convertible notes to Nortel as part of the aggregate purchase price for the acquisition of the MEN Business. The remaining proceeds were used to reduce the cash on hand required to fund the aggregate purchase price of the MEN Business. See Note 2 above.

0.875% Convertible Senior Notes due June 15, 2017

On June 11, 2007, Ciena completed a public offering of 0.875% convertible senior notes due June 15, 2017, in aggregate principal amount of $500.0 million. Interest is payable on June 15 and December 15 of each year, beginning on December 15, 2007.

At the election of the holder, notes may be converted prior to maturity into shares of Ciena common stock at the initial conversion rate of 26.2154 shares per $1,000 in principal amount, which is equivalent to an initial conversion price of approximately $38.15 per share. The notes are not redeemable by Ciena prior to maturity.

Ciena used approximately $42.5 million of the net proceeds of this offering to purchase a call spread option on its common stock that is intended to limit exposure to potential dilution from conversion of the notes. See Note 17 below for a description of this call spread option.

3.75% Convertible Senior Notes, due October 15, 2018

On October 18, 2010, Ciena completed a private placement of 3.75% convertible senior notes due October 15, 2018, in aggregate principal amount of $350.0 million. Interest is payable on the notes on April 15 and October 15 of each year, beginning on April 15, 2011.

At the election of the holder, the notes may be converted prior to maturity into shares of Ciena common stock at the initial conversion rate of 49.5872 shares per $1,000 in principal amount, which is equivalent to an initial conversion price of approximately $20.17 per share.

The net proceeds from the offering were approximately $340.4 million after deducting the placement agents' fees and other fees and expenses. Ciena used $76.1 million of the net proceeds to effect the repurchase of its 0.25% convertible senior notes due 2013 described above.

The following table sets forth, in thousands, the carrying value and the estimated current fair value of Ciena's outstanding convertible notes:

	OCTOBER 31, 2010	
DESCRIPTION	CARRYING VALUE	FAIR VALUE
0.25% Convertible Senior Notes due May 1, 2013	$ 216,210	$ 197,300
4.0% Convertible Senior Notes, due March 15, 2015[1]	376,495	371,260
0.875% Convertible Senior Notes due June 15, 2017	500,000	366,700
3.75% Convertible Senior Notes, due October 15, 2018	350,000	339,500
	$1,442,705	$1,274,760

(1) Includes unamortized bond premium related to embedded redemption feature

Except for the 4.0% convertible senior notes, the fair value reported above is based on the quoted market price for the notes on the date above. Due to the lack of trading activity, the fair value of the 4.0% convertible senior notes is based on a modified binomial model as described above.

(16) EARNINGS PER SHARE CALCULATION

The following table (in thousands except per share amounts) is a reconciliation of the numerator and denominator of the basic net income (loss) per common share ("Basic EPS") and the diluted net income (loss) per potential common share ("Diluted EPS"). Basic EPS is computed using the weighted average number of common shares outstanding. Diluted EPS is computed using the weighted average number of (i) common shares outstanding, (ii) shares issuable upon vesting of restricted stock units, (iii) shares issuable upon exercise of outstanding stock options, employee stock purchase plan options and warrants using the treasury stock method; and (iv) shares underlying Ciena's outstanding convertible notes.

Diluted EPS for fiscal 2010 reflects only a portion of the shares underlying the 4.0% and 3.75% senior convertible notes because they were issued on March 15, 2010 and October 15, 2010, respectively.

	YEAR ENDED OCTOBER 31,		
NUMERATOR	2008	2009	2010
Net income (loss)	$38,894	$(581,154)	$(333,514)
Add: Interest expense for 0.25% Convertible Senior Notes due 2013	1,874	—	—
Add: Interest expense for 0.875% Convertible Senior Notes due 2017	5,510	—	—
Net income (loss) used to calculate Diluted EPS	$46,278	$(581,154)	$(333,514)

	YEAR ENDED OCTOBER 31,		
DENOMINATOR	2008	2009	2010
Basic weighted average shares outstanding	89,146	91,167	93,103
Add: Shares underlying outstanding stock options, employees stock purchase plan options, warrants and restricted stock units	761	—	—
Add: Shares underlying 0.25% Convertible Senior Notes due 2013	7,590	—	—
Add: Shares underlying 0.875% Convertible Senior Notes due 2017	13,108	—	—
Dilutive weighted average shares outstanding	110,605	91,167	93,103

	YEAR ENDED OCTOBER 31,		
EPS	2008	2009	2010
Basic EPS	$0.44	$(6.37)	$(3.58)
Diluted EPS	$0.42	$(6.37)	$(3.58)

Explanation of Shares Excluded due to Anti-Dilutive Effect

The weighted average number of certain shares underlying outstanding stock options, employee stock purchase plan options, restricted stock units and warrants in the table below are considered anti-dilutive because the exercise price of these awards is greater than the average closing price per share on the NASDAQ Stock Market during this period. In addition, the weighted average number of shares underlying Ciena's outstanding convertible senior notes, are considered anti-dilutive because the related interest expense on a per common share "if converted" basis exceeds Basic EPS for the period.

The following table summarizes the weighted average shares excluded from the calculation of the denominator for Basic and Diluted EPS due to their anti-dilutive effect for the fiscal years indicated (in thousands):

WEIGHTED AVERAGE SHARES EXCLUDED FROM EPS DENOMINATOR DUE TO ANTI-DILUTIVE EFFECT	YEAR ENDED OCTOBER 31,		
	2008	2009	2010
Shares underlying stock options, restricted stock units and warrants	5,311	8,302	7,397
3.75% Convertible Senior Notes due 2008	182	—	—
0.25% Convertible Senior Notes due 2013	—	7,539	7,454
0.875% Convertible Senior Notes due 2017	—	13,108	13,108
4.0% Convertible Senior Notes due 2015	—	—	11,605
3.75% Convertible Senior Notes due 2018	—	—	717
Total excluded due to anti-dilutive effect	5,493	28,949	40,281

(17) STOCKHOLDERS' EQUITY

Call Spread Option

Ciena holds two call spread options on its common stock relating to the shares issuable upon conversion of two issues of convertible notes. These call spread options are designed to mitigate exposure to potential dilution from the conversion of these notes. Ciena purchased a call spread option relating to the 0.25% convertible senior notes due May 1, 2013 for $28.5 million during the second quarter of fiscal 2006. Ciena purchased a call spread option relating to the 0.875% convertible senior notes due June 15, 2017 for $42.5 million during the third quarter of fiscal 2007. In each case, the call spread options were purchased at the time of the notes offering from an affiliate of the underwriter. The cost of each call spread option was recorded as a reduction in paid-in capital.

Each call spread option is exercisable, upon maturity of the relevant issue of convertible notes, for such number of shares of Ciena common stock issuable upon conversion of that series of notes in full. Each call spread option has a "lower strike price" equal to the conversion price for the notes and a "higher strike price" that serves to cap the amount of dilution protection provided. At its election, Ciena can exercise the call spread options on a net cash basis or a net share basis. The value of the consideration of a net share settlement will be equal to the value upon a net cash settlement and can range from $0, if the market price per share of Ciena common stock upon exercise is equal to or below the lower strike price, to approximately $45.7 million (in the case of the April 2006 call spread option) or approximately $76.1 million (in the case of the June 2007 call spread), if the market price per share of Ciena common stock upon exercise is at or above the higher strike price. If the market price on the date of exercise is between the lower strike price and the higher strike price, in lieu of a net settlement, Ciena may elect to receive the full number of shares underlying the call spread option by paying the aggregate option exercise price, which is equal to the original principal outstanding on that series of notes. Should there be an early unwind of the call spread option, the amount of cash or shares to be received by Ciena will depend upon the existing overall market conditions, and on Ciena's stock price, the volatility of Ciena's stock and the remaining term of the call spread option. The number of shares subject to the call spread options, and the lower and higher strike prices, are subject to customary adjustments.

(18) INCOME TAXES

For the periods indicated, the provision (benefit) for income taxes consists of the following (in thousands):

	OCTOBER 31,		
	2008	2009	2010
Provision (benefit) for income taxes:			
Current:			
Federal	$ (712)	$(3,488)	$ (918)
State	209	122	223
Foreign	1,508	2,925	1,936
Total current	1,005	(441)	1,241
Deferred:			
Federal	1,640	(860)	700
State	—	(23)	—
Foreign	—	—	—
Total deferred	1,640	(883)	700
Provision (benefit) for income taxes	$2,645	$(1,324)	$1,941

For the periods indicated, income (loss) before provision (benefit) for income taxes consists of the following (in thousands):

	OCTOBER 31,		
	2008	2009	2010
United States	$32,868	$(591,637)	$(317,899)
Foreign	8,671	9,159	(13,674)
Total	$41,539	$(582,478)	$(331,573)

For the periods indicated, the tax provision (benefit) reconciles to the amount computed by multiplying income or loss before income taxes by the U.S. federal statutory rate of 35% as follows:

	OCTOBER 31,		
	2008	2009	2010
Provision at statutory rate	35.00%	35.00%	35.00%
State taxes	0.50%	(0.02%)	(0.07%)
Foreign taxes	(3.67%)	0.05%	(4.56%)
Research and development credit	(2.60%)	0.60%	2.54%
Goodwill impairment	0.00%	(27.38%)	0.00%
Non-deductible compensation and other	11.20%	(1.42%)	(1.43%)
Valuation allowance	(34.06%)	(6.60%)	(32.07%)
Effective income tax rate	6.37%	0.23%	(0.59%)

The significant components of deferred tax assets and liabilities were as follows (in thousands):

	OCTOBER 31,	
	2009	2010
Deferred tax assets:		
Reserves and accrued liabilities	$ 31,088	$ 30,889
Depreciation and amortization	159,858	186,716
NOL and credit carry forward	965,529	1,107,059
Other	42,292	38,829
Gross deferred tax assets	1,198,767	1,363,493
Valuation allowance	(1,198,067)	(1,363,493)
Net deferred tax asset	$ 700	$ —

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows (in thousands):

Unrecognized tax benefits at October 31, 2008	$ 4,436
Increase related to positions taken in prior period	106
Increase related to positions taken in current period	1,947
Reductions related to expiration of statute of limitations	(300)
Unrecognized tax benefits at October 31, 2009	6,189
Increase related to positions taken in prior period	26
Increase related to positions taken in current period	3,383
Reductions related to expiration of statute of limitations	(2,156)
Unrecognized tax benefits at October 31, 2010	$ 7,442

As of October 31, 2009 and 2010, Ciena had accrued $1.2 million and $1.4 million of interest, respectively, and some minor penalties related to unrecognized tax benefits within other long-term liabilities in the Consolidated Balance Sheets, of which $0.1 million and $0.2 million of interest was recorded to the provision for income taxes during fiscal 2009 and 2010, respectively. If recognized, the entire balance of unrecognized tax benefits would impact the effective tax rate. Over the next 12 months, Ciena does not estimate any material changes in the unrecognized income tax benefits.

During fiscal 2002, Ciena established a valuation allowance against its deferred tax assets. Ciena intends to maintain a valuation allowance until sufficient positive evidence exists to support a reversal. Any future release of valuation allowance may be recorded as a tax benefit increasing net income or as an adjustment to paid-in capital, based on tax ordering requirements. The following table summarizes the activity in Ciena's valuation allowance against its gross deferred tax assets (in thousands):

YEAR ENDED OCTOBER 31,	BALANCE AT BEGINNING OF PERIOD	ADDITIONS	DEDUCTIONS	BALANCE AT END OF PERIOD
2008	$1,180,123	$ —	$15,739	$1,164,384
2009	$1,164,384	$ 33,683	$ —	$1,198,067
2010	$1,198,067	$165,426	$ —	$1,363,493

As of October 31, 2010, Ciena had a $2.7 billion net operating loss carry forward and a $0.1 billion income tax credit carry forward which begin to expire in fiscal year 2018 and 2013, respectively. Ciena's ability to use net operating losses and credit carry forwards is subject to limitations pursuant to the ownership change rules of the Internal Revenue Code Section 382.

The income tax provision does not reflect the tax savings resulting from deductions associated with Ciena's equity compensation and the call spread option associated with Ciena's convertible debt. The cumulative tax benefit through October 31, 2010 of approximately $76 million will be credited to additional paid-in capital when realized. For deductions associated with Ciena's equity compensation, credits to paid-in capital will be recorded when those tax benefits are used to reduce taxes payable.

(19) SHARE-BASED COMPENSATION EXPENSE

Ciena grants equity awards under its 2008 Omnibus Incentive Plan ("2008 Plan") and 2003 Employee Stock Purchase Plan ("ESPP"). In connection with its acquisition of the MEN Business, Ciena also adopted the 2010 Inducement Equity Award Plan, pursuant to which it has made awards to eligible persons as described below.

2008 Plan

The 2008 Omnibus Incentive Plan (the "2008 Plan") was approved by Ciena's Board of Directors on December 12, 2007 and became effective upon the approval of Ciena's stockholders on March 26, 2008. The 2008 Plan has a ten year term. The 2008 Plan reserves eight million shares of common stock for issuance, subject to increase from time to time by the number of shares: (i) subject to outstanding awards granted under Ciena's prior equity compensation plans that terminate without delivery of any stock (to the extent such shares would have been available for issuance under such prior plan), and (ii) subject to awards assumed or substituted in connection with the acquisition of another company.

The 2008 Plan authorizes the issuance of awards including stock options, restricted stock units (RSUs), restricted stock, unrestricted stock, stock appreciation rights (SARs) and other equity and/or cash performance incentive awards to employees, directors, and consultants of Ciena. Subject to certain restrictions, the Compensation Committee of the Board of Directors has broad discretion to establish the terms and conditions for awards under the 2008 Plan, including the number of shares, vesting conditions and the required service or performance criteria. Options and SARs have a maximum term of ten years, and their exercise price may not be less than 100% of fair market value on the date of grant. Repricing of stock options and SARs is prohibited without stockholder approval. Certain change in control transactions may cause awards granted under the 2008 Plan to vest, unless the awards are continued or substituted for in connection with the transaction.

Pursuant to Board and stockholder approval, effective April 14, 2010, Ciena amended its 2008 Plan to (i) increase the number of shares available for issuance by five million shares; and (ii) reduce from 1.6 to 1.31 the fungible share ratio used for counting full value awards, such as restricted stock units, against the shares remaining available under the 2008 Plan. As of October 31, 2010, there were approximately 5.8 million shares authorized and remaining available for issuance under the 2008 Plan.

2010 Inducement Equity Award Plan

On December 8, 2009, the Compensation Committee of the Board of Directors approved the 2010 Inducement Equity Award Plan (the "2010 Plan"). The 2010 Plan is intended to enhance Ciena's ability to attract and retain certain key employees transferred to Ciena in connection with its acquisition of the MEN Business. The 2010 Plan authorizes the issuance of restricted stock or restricted stock units representing up to 2.25 million shares of Ciena common stock. Upon the March 19, 2011 termination of the 2010 Plan, any shares then remaining available shall cease to be available for issuance under the 2010 Plan or any other existing Ciena equity incentive plan. As of October 31, 2010, there were approximately 0.7 million shares authorized and available for issuance under the 2010 Plan.

Stock Options

Outstanding stock option awards to employees are generally subject to service-based vesting restrictions and vest incrementally over a four-year period. The following table is a summary of Ciena's stock option activity for the periods indicated (shares in thousands):

	SHARES UNDERLYING OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE
Balance as of October 31, 2007	5,871	$53.67
Granted	760	28.92
Granted in exchange for WWP options	934	7.50
Exercised	(658)	7.12
Canceled	(508)	52.79
Balance as of October 31, 2008	6,399	48.84
Granted	234	8.63
Exercised	(107)	2.33
Canceled	(988)	61.40
Balance as of October 31, 2009	5,538	45.80
Granted	86	12.42
Exercised	(103)	5.21
Canceled	(519)	95.00
Balance as of October 31, 2010	5,002	$40.96

The total intrinsic value of options exercised during fiscal 2008, fiscal 2009 and fiscal 2010 was $14.7 million, $0.7 million and $0.9 million, respectively. The weighted average fair value of each stock option granted by Ciena during fiscal 2008, fiscal 2009 and fiscal 2010 was $14.52, $4.94 and $6.94, respectively.

The following table summarizes information with respect to stock options outstanding at October 31, 2010, based on Ciena's closing stock price of $13.81 per share on the last trading day of Ciena's fiscal 2010 (shares and intrinsic value in thousands):

	OPTIONS OUTSTANDING AT OCTOBER 31, 2010				VESTED OPTIONS AT OCTOBER 31, 2010			
RANGE OF EXERCISE PRICE	NUMBER OF UNDERLYING SHARES	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE	NUMBER OF UNDERLYING SHARES	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE
$ 0.01–$ 16.52	846	6.16	$ 11.19	$3,112	635	5.36	$ 11.52	$2,346
$16.53–$ 17.43	506	4.95	17.21	—	480	4.80	17.20	—
$17.44–$ 22.96	430	4.41	21.75	—	401	4.19	21.83	—
$22.97–$ 31.71	1,414	4.18	29.44	—	1,329	3.99	29.51	—
$31.72–$ 46.90	865	5.52	39.38	—	718	5.19	39.74	—
$46.91–$ 73.78	436	2.08	59.70	—	436	2.08	59.70	—
$73.79–$1,046.50	505	0.91	149.84	—	505	0.91	149.84	—
$ 0.01–$1,046.50	5,002	4.33	$ 40.96	$3,112	4,504	3.95	$ 43.01	$2,346

Assumptions for Option-Based Awards

Ciena recognizes the fair value of service-based options as share-based compensation expense on a straight-line basis over the requisite service period. Ciena estimates the fair value of each option award on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	YEAR ENDED OCTOBER 31,		
	2008	2009	2010
Expected volatility	53.0%	65.0%	61.9%
Risk-free interest rate	2.7–3.6%	1.7–3.1%	2.0–3.0%
Expected term (years)	5.1–5.3	5.2–5.3	5.3–5.5
Expected dividend yield	0.0%	0.0%	0.0%

Ciena considered the implied volatility and historical volatility of its stock price in determining its expected volatility, and, finding both to be equally reliable, determined that a combination of both would result in the best estimate of expected volatility.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of Ciena's employee stock options.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. Ciena uses historical information about specific exercise behavior of its grantees to determine the expected term.

The dividend yield assumption is based on Ciena's history and expectation of dividend payouts.

Because share-based compensation expense is recognized only for those awards that are ultimately expected to vest, the amount of share-based compensation expense recognized reflects a reduction for estimated forfeitures. Ciena estimates forfeitures at the time of grant and revises those estimates in subsequent periods based upon new or changed information. Ciena relies upon historical experience in establishing forfeiture rates. If actual forfeitures differ from current estimates, total unrecognized share-based compensation expense will be adjusted for future changes in estimated forfeitures.

Restricted Stock Units

A restricted stock unit is a stock award that entitles the holder to receive shares of Ciena common stock as the unit vests. Ciena's outstanding restricted stock unit awards are subject to service-based vesting conditions and/or performance-based vesting conditions. Awards subject to service-based conditions typically vest in increments over a three to four-year period. Awards with performance-based vesting conditions require the achievement of certain operational, financial or other performance criteria or targets as a condition of vesting, or acceleration of vesting, of such awards.

Ciena's outstanding restricted stock units include "performance-accelerated" restricted stock units (PARS), which vest in full four years after the date of grant (assuming that the grantee is still employed by Ciena at that time). At the beginning of each of the first three fiscal years following the date of grant, the Compensation Committee establishes one-year performance targets which, if satisfied, provide for the acceleration of vesting of one-third of the award. As a result, the recipient has the opportunity, subject to satisfaction of performance conditions, to vest as to the entire award in three years. Ciena recognizes the estimated fair value of performance-based awards, net of estimated forfeitures, as share-based expense over the performance period, using graded vesting, which considers each performance period or tranche separately, based upon Ciena's determination of whether it is probable that the performance targets will be achieved. At each reporting period, Ciena reassess the probability of achieving the performance targets and the performance period required to meet those targets.

The aggregate intrinsic value of Ciena's restricted stock units is based on Ciena's closing stock price on the last trading day of each period as indicated. The following table is a summary of Ciena's restricted stock unit activity for the periods indicated, with the aggregate intrinsic value of the balance outstanding at the end of each period, based on Ciena's closing stock price on the last trading day of the relevant period (shares and aggregate intrinsic value in thousands):

	RESTRICTED STOCK UNITS OUTSTANDING	WEIGHTED AVERAGE GRANT DATE FAIR VALUE PER SHARE	AGGREGATE FAIR VALUE
Balance as of October 31, 2007	1,135	$27.94	$53,236
Granted	1,411		
Vested	(513)		
Canceled or forfeited	(184)		
Balance as of October 31, 2008	1,849	30.85	17,773
Granted	3,364		
Vested	(1,358)		
Canceled or forfeited	(139)		
Balance as of October 31, 2009	3,716	14.67	43,591
Granted	3,643		
Vested	(1,846)		
Canceled or forfeited	(322)		
Balance as of October 31, 2010	5,191	$13.81	$71,681

The total fair value of restricted stock units that vested and were converted into common stock during fiscal 2008, fiscal 2009 and fiscal 2010 was $14.6 million, $14.7 million and $25.7 million, respectively. The weighted average fair value of each restricted stock unit granted by Ciena during fiscal 2008, fiscal 2009 and fiscal 2010 was $32.38, $7.02 and $13.43, respectively.

Assumptions for Restricted Stock Unit Awards

The fair value of each restricted stock unit award is estimated using the intrinsic value method, which is based on the closing price on the date of grant. Share-based expense for service-based restricted stock unit awards is recognized, net of estimated forfeitures, ratably over the vesting period on a straight-line basis.

Share-based expense for performance-based restricted stock unit awards, net of estimated forfeitures, is recognized ratably over the performance period based upon Ciena's determination of whether it is probable that the performance targets will be achieved. At each reporting period, Ciena reassesses the probability of achieving the performance targets and the performance period required to meet those targets. The estimation of whether the performance targets will be achieved involves judgment, and the estimate of expense is revised periodically based on the probability of achieving the performance targets. Revisions are reflected in the period in which the estimate is changed. If any performance goals are not met, no compensation cost is ultimately recognized against that goal and, to the extent previously recognized, compensation cost is reversed.

2003 Employee Stock Purchase Plan

In March 2003, Ciena stockholders approved the 2003 Employee Stock Purchase Plan (the "ESPP"), which has a ten-year term. Ciena stockholders subsequently approved an amendment increasing the number of shares available to 3.6 million and adopting an "evergreen" provision. On December 31 of each year, the number of shares available under the ESPP will increase by up to 0.6 million shares, provided that the total number of shares available at that time shall not exceed 3.6 million. Pursuant to the evergreen provision, the maximum number of shares that may be added to the ESPP during the remainder of its ten-year term is 2.4 million.

Under the ESPP, eligible employees may enroll in a six-month offer period during certain open enrollment periods. Prior to October 1, 2010, new offer periods began March 16 and September 16 of each year and the purchase price was equal to 95% of the fair market value of Ciena common stock on the last day of each purchase period. Prior to October 1, 2010, the ESPP was non-compensatory for purposes of share-based compensation expense.

Beginning on October 1, 2010, the six-month offer periods begin on December 21 and June 21 of each year with an initial stub period running from October 1, 2010 through December 20, 2010. The purchase price is equal to 85% of the lower of the fair market value of Ciena common stock on the day preceding each offer period or the last day of each offer period. The current ESPP is considered compensatory for purposes of share-based compensation expense.

The following table is a summary of ESPP activity for the periods indicated (shares and intrinsic value in thousands):

	ESPP SHARES AVAILABLE FOR ISSUANCE	INTRINISIC VALUE AT STOCK ISSUANCE DATE
Balance as of October 31, 2007	3,383	
Evergreen provision	188	
Issued March 15, 2008	(38)	$99
Issued September 15, 2008	(45)	26
Balance as of October 31, 2008	3,488	
Evergreen provision	83	
Issued March 16, 2009	(67)	23
Issued September 15, 2009	(35)	28
Balance as of October 31, 2009	3,469	
Evergreen provision	102	
Issued March 15, 2010	(33)	27
Issued September 16, 2010	(40)	$30
Balance as of October 31, 2010	3,498	

Share-Based Compensation Expense for Periods Reported

The following table summarizes share-based compensation expense for the periods indicated (in thousands):

	YEAR ENDED OCTOBER 31,		
	2008	2009	2010
Product costs	$ 2,953	$ 2,116	$ 2,140
Service costs	1,412	1,599	1,717
Share-based compensation expense included in cost of goods sold	4,365	3,715	3,857
Research and development	7,264	10,006	9,310
Sales and marketing	10,928	10,861	10,950
General and administrative	8,644	10,380	9,959
Acquisition and integration costs	—	—	1,342
Share-based compensation expense included in operating expense	26,836	31,247	31,561
Share-based compensation expense capitalized in inventory, net	227	(524)	142
Total share-based compensation	$31,428	$34,438	$35,560

As of October 31, 2010, total unrecognized compensation expense was $60.9 million: (i) $5.4 million, which relates to unvested stock options and is expected to be recognized over a weighted-average period of 0.9 year; and (ii) $55.5 million, which relates to unvested restricted stock units and is expected to be recognized over a weighted-average period of 1.6 years.

(20) SEGMENT AND ENTITY WIDE DISCLOSURES

Segment Reporting

Effective upon the March 19, 2010 completion of Ciena's acquisition of the MEN Business, Ciena reorganized its internal organizational structure and the management of its business. Ciena's chief operating decision maker, its chief executive officer, evaluates performance and allocates resources based on multiple factors, including segment profit (loss) information for the following product categories:

- PACKET-OPTICAL TRANSPORT includes optical transport solutions that increase network capacity and enable more rapid delivery of a broader mix of high-bandwidth services. These products are used by network operators to facilitate the cost effective and efficient transport of voice, video and data traffic in core networks, as well as regional, metro and access networks. Ciena's principal products in this segment include its ActivFlex 6500 Packet-Optical Platform (ActivFlex 6500); ActivFlex 6110 Multiservice Optical Platform (ActivFlex 6110); ActivSpan 5200 (ActivSpan 5200); ActivSpanCommon Photonic Layer (CPL); Optical Multiservice Edge 1000 series (OME 1000); and Optical Metro 3500 (OM 3500). This segment includes sales of Ciena's ActivSpan 4200 Advanced Services Platform (ActivSpan 4200) and its Corestream® Agility Optical Transport System (Corestream). This segment also includes sales from legacy SONET/SDH products and legacy data networking products, as well as certain enterprise-oriented transport solutions that support storage and LAN extension, interconnection of data centers, and virtual private networks. This segment also includes operating system software and enhanced software features embedded in each of these products. Revenue from this segment is included in product revenue on the Consolidated Statement of Operations.
- PACKET-OPTICAL SWITCHING includes optical switching platforms that enable automated optical infrastructures for the delivery of a wide variety of enterprise and consumer-oriented network services. Ciena's principal products in this segment include its CoreDirector® Multiservice Optical Switch; CoreDirector FS and ActivFlex 5400 family of Reconfigurable Switching Systems. These products include multiservice, multi-protocol switching systems that consolidate the functionality of an add/drop multiplexer, digital cross-connect and packet switch into a single, high-capacity intelligent switching system. These products address both the core and metro segments of communications networks and support key managed service services, Ethernet/TDM Private Line, Triple Play and IP services. This segment also includes sales of operating system software and enhanced software features embedded in each of these products. Revenue from this segment is included in product revenue on the Consolidated Statement of Operations.

- **CARRIER ETHERNET SERVICE DELIVERY** includes the ActivEdge 3900 family of service delivery switches and service aggregation switches, as well as the ActivEdge 5100 family. These products support the access and aggregation tiers of communications networks and have principally been deployed to support wireless back-haul infrastructures and business data services. Employing sophisticated Carrier Ethernet switching technology, these products deliver quality of service capabilities, virtual local area networking and switching functions, and carrier-grade operations, administration, and maintenance features. This segment includes the metro Ethernet routing switch (MERS) product line and legacy broadband products, including the CNX-5 Broadband DSL System (CNX-5) which transitions legacy voice networks to support Internet-based (IP) telephony, video services and DSL. This segment also includes sales of operating system software and enhanced software features embedded in each of these products. Revenue from this segment is included in product revenue on the Consolidated Statement of Operations.
- **SOFTWARE AND SERVICES** includes Ciena's integrated network and service management software designed to automate and simplify network management and operation, while increasing network performance and functionality. These software solutions can track individual services across multiple product suites, facilitating planned network maintenance, outage detection and identification of customers or services affected by network troubles. This segment also includes a broad range of consulting and support services, including installation and deployment, maintenance support, consulting, network design and training activities. Except for revenue from the software portion of this segment, which is included in product revenue, revenue from this segment is included in services revenue on the Consolidated Statement of Operations.

Reportable segment asset information is not disclosed because it is not reviewed by the chief operating decision maker for purposes of evaluating performance and allocating resources.

The table below (in thousands, except percentage data) sets forth Ciena's segment revenue, including the presentation of prior periods to reflect the change in reportable segments, for the respective periods:

	FISCAL YEAR					
	2008	%*	2009	%*	2010	%*
Revenues:						
Packet-Optical Transport	$447,542	49.6	$299,088	45.8	$ 705,551	57.0
Packet-Optical Switching	270,458	30.0	165,705	25.4	112,058	9.1
Carrier Ethernet Service Delivery	60,499	6.7	75,125	11.5	179,083	14.5
Software and Services	123,949	13.7	112,711	17.3	239,944	19.4
Consolidated revenue	$902,448	100.0	$652,629	100.0	$1,236,636	100.0

* Denotes % of total revenue

Segment Profit (Loss)

Segment profit (loss) is determined based on internal performance measures used by the chief executive officer to assess the performance of each operating segment in a given period. In connection with that assessment, the chief executive officer excludes the following items: selling and marketing costs; general and administrative costs; acquisition and integration costs; amortization of intangible assets; restructuring costs; goodwill impairment; change in fair value of contingent consideration; interest and other income (net), interest expense, equity investment gains or losses, gains or losses on extinguishment of debt, and provisions (benefit) for income taxes.

The table below (in thousands) sets forth Ciena's segment profit (loss) and the reconciliation to consolidated net income (loss) including the presentation of prior periods to reflect the change in reportable operating segments during the respective periods:

	FISCAL YEAR		
	2008	2009	2010
Segment profit (loss):			
Packet-Optical Transport	$ 110,905	$ 21,535	$ 69,319
Packet-Optical Switching	151,084	60,302	15,662
Carrier Ethernet Service Delivery	(17,764)	(9,575)	28,742
Software and Services	31,679	22,249	56,152
Total segment profit (loss)	275,904	94,511	169,875
Other non performance items:			
Selling and marketing	(152,018)	(134,527)	(193,515)
General and administrative	(68,639)	(47,509)	(102,692)
Acquisition and integration costs	—	—	(101,379)
Amortization of intangible assets	(32,264)	(24,826)	(99,401)
Restructuring costs	(1,110)	(11,207)	(8,514)
Goodwill impairment	—	(455,673)	—
Change in fair value of contingent consideration	—	—	13,807
Interest and other financial charges, net	23,835	2,081	(14,702)
Realized loss due to impairment of marketable debt investments	(5,101)	—	—
Loss on cost method investments	—	(5,328)	—
Gain on extinguishment of debt	932	—	4,948
(Provision) benefit for income taxes	(2,645)	1,324	(1,941)
Consolidated net income (loss)	$ 38,894	$(581,154)	$(333,514)

Entity Wide Reporting

The following table reflects Ciena's geographic distribution of revenue based on the location of the purchaser, with any country accounting for greater than 10% of total revenue in the period specifically identified. Revenue attributable to geographic regions outside of the United States and the United Kingdom is reflected as "Other International" revenue. For the periods below, Ciena's geographic distribution of revenue was as follows (in thousands, except percentage data):

	FISCAL YEAR					
	2008	%*	2009	%*	2010	%*
United States	$590,868	65.5	$419,405	64.3	$ 744,232	60.2
United Kingdom	149,426	16.5	81,784	12.5	n/a	—
Other International	162,154	18.0	151,440	23.2	492,404	39.8
Total	$902,448	100.0	$652,629	100.0	$1,236,636	100.0

n/a Denotes revenue representing less than 10% of total revenue for the period
* Denotes % of total revenue

The following table reflects Ciena's geographic distribution of equipment, furniture and fixtures, with any country accounting for greater than 10% of total equipment, furniture and fixtures specifically identified. Equipment, furniture and fixtures attributable to geographic regions outside of the United States and Canada are reflected as "Other International." For the periods below, Ciena's geographic distribution of equipment, furniture and fixtures was as follows (in thousands, except percentage data):

	OCTOBER 31,			
	2009	%*	2010	%*
United States	$47,875	77.4	$ 63,675	52.9
Canada	n/a	—	45,103	37.5
Other International	13,993	22.6	11,516	9.6
Total	$61,868	100.0	$120,294	100.0

n/a Denotes equipment, furniture and fixtures representing less than 10% of total equipment, furniture and fixtures
* Denotes % of total equipment, furniture and fixtures

For the periods below, customers accounting for at least 10% of Ciena's revenue were as follows (in thousands, except percentage data):

	FISCAL YEAR					
	2008	%*	2009	%*	2010	%*
AT&T	$227,737	25.2	$128,233	19.6	$267,422	21.6
BT	113,981	12.6	n/a	—	n/a	—
Total	$341,718	37.8	$128,233	19.6	$267,422	21.6

n/a Denotes revenue representing less than 10% of total revenue for the period
* Denotes % of total revenue

(21) OTHER EMPLOYEE BENEFIT PLANS

Effective March 1, 2010, Ciena has a Defined Contribution Pension Plan that covers all of its Canada-based employees who are not part of an excluded group. Total contributions (employee and employer) cannot exceed the lesser of 18% of participant earnings and an annual dollar limit ($22,450 CAD for 2010). This plan includes a required employer contribution of 1% for all participants and a 50% matching of participant contributions up to a total annual maximum of $3,000 CAD per employee. During fiscal 2010, Ciena made matching contributions of approximately $2.5 million.

Ciena has a 401(k) defined contribution profit sharing plan. The plan covers all U.S. based employees who are not part of an excluded group. Participants may contribute up to 60% of pre-tax compensation, subject to certain limitations. Effective January 1, 2007, the plan includes an employer matching contribution equal to 50% of the first 6% an employee contributes each pay period. Ciena may also make discretionary annual profit contributions up to the IRS regulated limit. Ciena has made no profit sharing contributions to date. During fiscal 2008, fiscal 2009, and fiscal 2010, Ciena made matching contributions of approximately $3.0 million, $3.2 million and $3.4 million, respectively.

(22) COMMITMENTS AND CONTINGENCIES

Foreign Tax Contingencies

Ciena has received assessment notices from the Mexican tax authorities asserting deficiencies in payments between 2001 and 2005 related primarily to income taxes and import taxes and duties. Ciena has filed judicial petitions appealing these assessments. As of October 31, 2009 and 2010, Ciena had accrued liabilities of $1.1 million and $1.4 million, respectively, related to these contingencies, which are reported as a component of other current accrued liabilities. As of October 31, 2010, Ciena estimates that it could be exposed to possible losses of up to $5.8 million, for which it has not accrued liabilities. Ciena has not accrued the additional income tax liabilities because it does not believe that such losses are more likely than not to be incurred. Ciena has not accrued the additional import taxes and duties because it does not believe the incurrence of such losses are probable. Ciena continues to evaluate the likelihood of probable and reasonably possible losses, if any, related to these assessments. As a result, future increases or decreases to accrued liabilities may be necessary and will be recorded in the period when such amounts are estimable and more likely than not (for income taxes) or probable (for non-income taxes).

In addition to the matters described above, Ciena is subject to various tax liabilities arising in the ordinary course of business. Ciena does not expect that the ultimate settlement of these liabilities will have a material effect on its results of operations, financial position or cash flows.

Operating Lease Commitments

Ciena has certain minimum obligations under non-cancelable operating leases expiring on various dates through 2020 for equipment and facilities. Future annual minimum rental commitments under non-cancelable operating leases at October 31, 2010 are as follows (in thousands):

YEAR ENDED OCTOBER 31,	
2011	$ 28,119
2012	22,898
2013	19,993
2014	15,674
2015	12,589
Thereafter	41,067
Total	$140,340

Rental expense for fiscal 2008, fiscal 2009, and fiscal 2010 was approximately $12.4 million, $14.7 million and $22.2 million, respectively. In addition, Ciena paid approximately $1.3 million, $2.2 million and $2.2 million during fiscal 2008, fiscal 2009 and fiscal 2010, respectively, related to rent costs for restructured facilities and unfavorable lease commitments, which were offset against Ciena's restructuring liabilities and unfavorable lease obligations. The amount for operating lease commitments above does not include insurance, taxes, maintenance and other costs required by the applicable operating lease. These costs are variable and are not expected to have a material impact.

Purchase Commitments with Contract Manufacturers and Suppliers

As of October 31, 2010, Ciena has purchase commitments of $283.7 million. Purchase commitments relate to purchase order obligations to contract manufacturers and component suppliers for inventory. In certain instances, Ciena is permitted to cancel, reschedule or adjust these orders. Consequently, only a portion of the amount reported as purchase commitments relates to firm, non-cancelable and unconditional obligations.

Litigation

On May 29, 2008, Graywire, LLC filed a complaint in the United States District Court for the Northern District of Georgia against Ciena and four other defendants, alleging, among other things, that certain of the parties' products infringe U.S. Patent 6,542,673 (the "'673 Patent"), relating to an identifier system and components for optical assemblies. The complaint, which seeks injunctive relief and damages, was served upon Ciena on January 20, 2009. Ciena filed an answer to the complaint and counterclaims against Graywire on March 26, 2009, and an amended answer and counterclaims on April 17, 2009. On April 27, 2009, Ciena and certain other defendants filed an application for inter partes reexamination of the '673 Patent with the U.S. Patent and Trademark Office (the "PTO"). On the same date, Ciena and the other defendants filed a motion to stay the case pending reexamination of all of the patents-in-suit. On July 17, 2009, the district court granted the defendants' motion to stay the case. On July 23, 2009, the PTO granted the defendants' application for reexamination with respect to certain claims of the '673 Patent. Ciena believes that it has valid defenses to the lawsuit and intends to defend it vigorously in the event the stay of the case is lifted.

As a result of our June 2002 merger with ONI Systems Corp., we became a defendant in a securities class action lawsuit filed in the United States District Court for the Southern District of New York in August 2001. The complaint named ONI, certain former ONI officers, and certain underwriters of ONI's initial public offering (IPO) as defendants, and alleges, among other things, that the underwriter defendants violated the securities laws by failing to disclose alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in ONI's registration statement and by engaging in manipulative practices to artificially inflate ONI's stock price after the IPO. The complaint also alleges that ONI and the named former officers violated the securities laws by failing to disclose the underwriters' alleged compensation arrangements and manipulative practices. No specific amount of damages has been claimed. Similar complaints have been filed against more than 300 other issuers that have had initial public offerings since 1998, and all of these actions have been included in a single coordinated proceeding. The former ONI officers have been dismissed from the action without prejudice. In July 2004, following mediated settlement negotiations, the plaintiffs, the issuer defendants (including Ciena), and their insurers entered into a settlement agreement. The settlement agreement did not require Ciena to pay any amount toward the settlement or to make any other payments. While the partial settlement was pending approval, the plaintiffs continued to litigate their cases against the underwriter defendants. In October 2004, the district court certified a class with respect to the Section 10(b) claims in six "focus cases" selected out of all of the consolidated cases, which cases did not include Ciena, and which decision was appealed by the underwriter defendants to the U.S. Court of Appeals for the Second Circuit. On February 15, 2005, the district court granted the motion for preliminary approval of the settlement agreement, subject to certain modifications, and on August 31, 2005, the district court issued a preliminary order approving the revised stipulated settlement agreement. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit vacated the district court's grant of class certification in the six focus cases. On April 6, 2007, the Second Circuit denied plaintiffs' petition for rehearing. In light of the Second Circuit's decision, the parties agreed that the settlement could not be approved. On June 25, 2007, the district court approved a stipulation filed by the plaintiffs and the issuer defendants terminating the proposed settlement. On August 14, 2007, the plaintiffs filed second amended complaints against the defendants in the six focus cases. On September 27, 2007, the plaintiffs filed a motion for class certification based on their amended complaints and allegations. On March 26, 2008, the district court denied motions to dismiss the second amended complaints filed by the defendants in the six focus cases, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. Briefing on the plaintiffs' motion for class certification in the focus cases was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008. On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs' motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Due to the inherent uncertainties of litigation and because the settlement remains subject to appeal, the ultimate outcome of the matter is uncertain.

In addition to the matters described above, Ciena is subject to various legal proceedings, claims and litigation arising in the ordinary course of business. Ciena does not expect that the ultimate costs to resolve these matters will have a material effect on its results of operations, financial position or cash flows.

(23) SUBSEQUENT EVENTS

Ciena performed an evaluation of events that have occurred subsequent to the end of its fiscal year through the date that the consolidated financial statements were issued. Except as described below, there have been no subsequent events that occurred that would require disclosure in the consolidated financial statements.

Carling Lease

On December 15, 2010, in connection with the sale of its Carling campus to Publics Works and Government Services Canada (PWGSC), Nortel notified Ciena of the exercise of its early termination rights with respect to the Carling lease. The effect of this early termination election is the shortening of the Carling lease term from ten years to five years. In connection with this notification, Ciena received a refund of $33.5 million from the escrowed cash consideration Ciena paid as part of the MEN Acquisition. This early termination of the Carling lease results in a reduction of approximately $38.5 million to the aggregate amount relating to Ciena's minimum obligations under non-cancelable operating leases at October 31, 2010 set forth in Note 22 above. Ciena recorded in the first quarter of fiscal 2011 a $3.3 million gain associated with the change in fair value of this contingent consideration based on the final consideration received.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As described elsewhere in this report, we acquired the MEN Business on March 19, 2010. We are in the process of integrating the MEN Business and we currently rely on services provided through an affiliate of Nortel under a transition services agreement to support, among other purposes, certain control activities of the MEN Business. Such services commenced during our second fiscal quarter and initially impacted our internal controls over financial reporting during that period. As a result, we have not fully evaluated the internal control over financial reporting of certain activities of the MEN Business. Specifically, as permitted by SEC rules and regulations, we excluded from our evaluation of the effectiveness of the internal control over financial reporting from our Annual Report on Form 10-K for our fiscal year ended October 31, 2010 those activities of the MEN Business being performed under the transition service agreement. The process of integrating the MEN Business into our evaluation of internal control over financial reporting may result in future changes to our internal control over financial reporting. The MEN Business will be part of our evaluation of the effectiveness of internal control over financial reporting in our Annual Report on Form 10-K for our fiscal year ending October 31, 2011, in which report we will be initially required to include the MEN Business in our annual assessment.

Report of Management on Internal Control Over Financial Reporting

The management of Ciena Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

The internal control over financial reporting at Ciena Corporation was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Ciena Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of Ciena Corporation are being made only in accordance with authorization of management and directors of Ciena Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management of Ciena Corporation assessed the effectiveness of the company's internal control over financial reporting as of October 31, 2010. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of October 31, 2010, Ciena Corporation maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their assessment of internal controls over financial reporting during the year of the acquisition while integrating the acquired operations. Management's evaluation of internal control over financial reporting excluded certain activities of the MEN Business, which Ciena Corporation acquired on March 19, 2010. The MEN Business accounted for $530.9 million, or 43% of total revenue, for the year ended October 31, 2010. The portion of the MEN Business excluded for purposes of management's evaluation of internal control over financial reporting represented approximately $427.8 million, or 20% of total assets as of October 31, 2010.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of Ciena Corporation included in this annual report, has also audited the effectiveness of Ciena Corporation's internal control over financial reporting as of October 31, 2010, as stated in its report appearing under Item 8 of Part II of this annual report.

/s/ Gary B. Smith

Gary B. Smith

President and Chief Executive Officer

December 22, 2010

/s/ James E. Moylan, Jr.

James E. Moylan, Jr.

Senior Vice President and Chief Financial Officer

December 22, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Pursuant to General Instruction G(3) of Form 10-K, information relating to Ciena's directors and executive officers is set forth in Part I of this annual report under the caption Item 1. "Business—Directors and Executive Officers."

Additional information concerning our Audit Committee and regarding compliance with Section 16(a) of the Exchange Act responsive to this item is incorporated herein by reference to Ciena's definitive proxy statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

As part of our system of corporate governance, our board of directors has adopted a code of ethics that is specifically applicable to our chief executive officer and senior financial officers. This Code of Ethics for Senior Financial Officers, as well as our Code of Business Conduct and Ethics, applicable to all directors, officers and employees, are available on the corporate governance page of our web site at http://www.ciena.com. We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics for Senior Financial Officers, by posting such information on our web site at the address above.

ITEM 11. EXECUTIVE COMPENSATION

Information responsive to this item is incorporated herein by reference to Ciena's definitive proxy statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information responsive to this item is incorporated herein by reference to Ciena's definitive proxy statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this item is incorporated herein by reference to Ciena's definitive proxy statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information responsive to this item is incorporated herein by reference to Ciena's definitive proxy statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. The information required by this item is included in Item 8 of Part II of this annual report.

2. The information required by this item is included in Item 8 of Part II of this annual report.

3. Exhibits: See Index to Exhibits, which is incorporated by reference in this Item. The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this annual report.

(b) Exhibits. See Index to Exhibits, which is incorporated by reference in this Item. The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this annual report.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 22nd day of December 2010.

Ciena Corporation

By: /s/ Gary B. Smith

Gary B. Smith
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

SIGNATURES	TITLE	DATE
/s/ Patrick H. Nettles, Ph.D. Patrick H. Nettles, Ph.D.	Executive Chairman of the Board of Directors	December 22, 2010
/s/ Gary B. Smith Gary B. Smith (Principal Executive Officer)	President, Chief Executive Officer and Director	December 22, 2010
/s/ James E. Moylan, Jr. James E. Moylan, Jr. (Principal Financial Officer)	Sr. Vice President, Finance and Chief Financial Officer	December 22, 2010
/s/ Andrew C. Petrik Andrew C. Petrik (Principal Accounting Officer)	Vice President, Controller	December 22, 2010
/s/ Stephen P. Bradley, Ph.D. Stephen P. Bradley, Ph.D.	Director	December 22, 2010
/s/ Harvey B. Cash Harvey B. Cash	Director	December 22, 2010
/s/ Bruce L. Claflin Bruce L. Claflin	Director	December 22, 2010
/s/ Lawton W. Fitt Lawton W. Fitt	Director	December 22, 2010
/s/ Patrick T. Gallagher Patrick T. Gallagher	Director	December 22, 2010
/s/ Judith M. O'Brien Judith M. O'Brien	Director	December 22, 2010
/s/ Michael J. Rowny Michael J. Rowny	Director	December 22, 2010

corporate information

CORPORATE HEADQUARTERS

Ciena Corporation
1201 Winterson Road
Linthicum, MD 21090-2205
Telephone: (800) 921-1144
or (410) 865-8500
www.Ciena.com

ANNUAL MEETING

Ciena's annual meeting of shareholders will be held at 3:00 PM (Eastern) on Wednesday, March 23, 2011 at The Westin Baltimore Washington Airport, 1110 Old Elkridge Landing Road, Baltimore, MD.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pricewaterouse Coopers LLP
Baltimore, MD

LEGAL COUNSEL

Hogan Lovells US LLP
Baltimore, MD

TRANSFER AGENT

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Shareholder Inquiries: (781) 575-2879
www.Computershare.com

COMMON STOCK MARKET DATA

Since its initial public offering on February 7, 1997, Ciena's Common Stock has traded on the Nasdaq Stock Market under the symbol CIEN.

INVESTOR RELATIONS

For additional copies of this report or other financial information, contact:
Investor Relations
Ciena Corporation
1201 Winterson Road
Linthicum, MD 21090-2205
Telephone: (888) 243-6223
or (410) 694-5700

Additional information is available on Ciena's website at www.Ciena.com.

OPERATING EXECUTIVE OFFICERS

Patrick H. Nettles, Ph.D.
Executive Chairman of the Board of Directors

Gary B. Smith
President, Chief Executive Officer and Director

Stephen B. Alexander
Chief Technology Officer; Senior Vice President, Products and Technology

Michael G. Aquino
Senior Vice President
Global Field Operations

James Frodsham
Senior Vice President
Chief Strategy Officer

Philippe Morin
Senior Vice President
Global Products Group

James E. Moylan, Jr.
Chief Financial Officer
Senior Vice President, Finance

Andrew C. Petrik
Vice President and Controller

David M. Rothenstein
Senior Vice President
General Counsel and Secretary

OUTSIDE BOARD MEMBERS

Stephen P. Bradley, Ph.D.
Baker Foundation Professor
Harvard Business School

Harvey B. Cash
General Partner
InterWest Partners

Bruce L. Claflin
Chairman
AMD Corporation

Lawton W. Fitt
Retired Partner
Goldman Sachs

Patrick T. Gallagher
Chairman
Ubiquisys Ltd.

Judith M. O'Brien
Former Executive Vice President
General Counsel
Obopay, Inc.

Michael J. Rowny
Chairman
Rowny Capital





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1201 WINTERSON ROAD, LINTHICUM, MARYLAND 21090-2205 (410) 865-8500 (800) 921-1144 WWW.CIENA.COM